NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 for the year ended 31 December 2023 NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS In compiling this report, we considered (among others) the following frameworks, standards, and guidelines: • International Integrated Reporting Framework • International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) • Global Reporting Initiative (GRI) Standards • Johannesburg Stock Exchange (JSE) Sustainability and Climate Disclosure Guidance • King Report on Corporate Governance™ for South Africa, 2016 (King IV) • The JSE Listings Requirements and the Listing Standards of the New York Stock Exchange (NYSE); and US federal securities laws applicable to foreign private issuers • Task Force on Climate-Related Financial Disclosures (TCFD) • South Africa’s Companies Act 71 of 2008, as amended • South Africa’s Mining Charter III and social and labour plans (SLPs) • Sustainability Accounting Standards Board (SASB), Metals and Mining Standards Sustainability organisations to improve responsible mining and business: • Extractive Industry Transparency Initiative (EITI) expectations for supporting companies • Initiative for Responsible Mining Assurance (IRMA) • International Council on Mining and Metals (ICMM) assurance and validation procedure • World Gold Council (WGC)’s Responsible Gold Mining Principles (RGMPs) • United Nations Global Compact (UNGC) Principles and the Sustainable Development Goals (SDGs) OUR 2023 REPORTS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– These reports cover the financial year from 1 January to 31 December 2023* INTEGRATED REPORT NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS GROUP ANNUAL FINANCIAL REPORT COMPANY FINANCIAL STATEMENTS MINERAL RESOURCES AND MINERAL RESERVES REPORT About our cover designs: Our strategic differentiator Inclusive, diverse and bionic, is depicted on the cover as a fingerprint, with small markings that signify computer code. As technology becomes ever more capable and powerful, the fear exists of the possible loss of human individuality, the loss of our independent spirit. The design reminds us what this strategic differentiator points to, the potential for humanity to be enhanced through using technology (“bionic”), and the potential for uniqueness and diverse individual identity to find its expression in service to our vision and purpose. We value the contributions of our employees (each having left their unique “fingerprint” on our business) and we honour their commitment to our values, which ripples out, amplifying the Group’s capacity to innovate and evolve. SUPPORTING FACT SHEETS AND SUPPLEMENTARY INFORMATION AVAILABLE ONLINE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– • Group Impact supplement 2023 • Progressing the UN’s SDGs • Environmental incidents in 2023 • Biodiversity management • Social and labour plans (SLPs): Summary of projects • Climate change supplement • Sustainability content index • Tailings management • Care for iMali: Taking care of personal finance • Combating illegal mining • Sibanye-Stillwater’s ICMM self-assessment for 2023 • The Good Neighbor Agreement • Definitions for sustainability/ESG indicators • Application of King IV Principles in 2023 • ESG scorecard for the long term incentive (LTI) awards * This report encompasses data pertaining to the financial year ended on 31 December 2023. As necessary or where pertinent, certain information has been incorporated subsequent to year-end 'b G < > - CONTENTS OUR BUSINESS AND LEADERSHIP About Sibanye-Stillwater 3 Our value journey from 2013 5 Our purpose, vision, strategy and values 6 Board and executive leadership 9 SUMMARISED FINANCIAL STATEMENTS Summarised consolidated income statement 15 Summarised consolidated statement of other comprehensive income 15 Summarised consolidated statement of financial position 16 Summarised consolidated statement of changes in equity 17 Summarised consolidated statement of cash flows 18 Notes to the summarised consolidated financial statements 19 NOTICE OF ANNUAL GENERAL MEETING Notice of annual general meeting 50 Explanatory notes 58 Form of proxy 61 Notes to the form of proxy 62 Electronic participation form 63 ANCILLARY INFORMATION Shareholder information 66 Forward-looking statements 69 Administration and corporate information 70 Your feedback and suggestions are welcome. Please direct them to James Wellsted, EVP: Investor Relations and Corporate Affairs at ir@sibanyestillwater.com www.sibanyestillwater.com STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS The directors are responsible for the preparation and fair presentation of the consolidated Annual financial statements of Sibanye-Stillwater, comprising the consolidated statement of financial position as at 31 December 2023, consolidated income statement and consolidated statements of other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies, and other explanatory notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards), as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 71 of 2008 (the Companies Act) and the JSE Listings Requirements. In addition, the directors are responsible for preparing the directors’ report. The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS Accounting Standards that they consider to be applicable have been complied with for the financial year ended 31 December 2023. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Group at year end. The directors are responsible for the information included in the Annual financial report, and are responsible for both its accuracy and its consistency with the consolidated Annual financial statements. The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Group to enable the directors to ensure that the consolidated Annual financial statements comply with the relevant legislation. The Group operates in a well-established control environment, which is well-documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable assurance that assets are safeguarded and that the material risks facing the business are being controlled. The directors have made an assessment of the ability of the Company and its subsidiaries to continue as going concerns and based on this assessment concluded that the basis for preparation of the consolidated Annual financial statements is appropriate to that of a going concern. The consolidated Annual financial statements were approved on 26 April 2024 by the Board of Directors and are signed on its behalf by: Neal Froneman Charl Keyter Chief Executive Officer Chief Financial Officer SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 1 1 2 3 4 'b G < > - About Sibanye-Stillwater 3 Our value journey from 2013 5 Our purpose, vision, strategy and values 6 Board and executive leadership 9 SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 2 OUR BUSINESS AND LEADERSHIP 1 'b G < > -

ABOUT SIBANYE-STILLWATER CORPORATE PROFILE Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations. Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, see www.sibanyestillwater.com. MINERAL RESERVES AND RESOURCES –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Global footprint with extensive precious metals Mineral Reserves of 65.3 million ounces (Moz) that support long life of mines (which is 17.1% of our Mineral Resources, 382.5Moz). 55.1% increase in attributable lithium Mineral Resources. 702kt of lithium carbonate equivalent (LCE) (Keliber lithium and Rhyolite Ridge projects). LOSS FOR 2023 YEAR1 R37 billion (US$2 billion) 68% GREEN REVENUE FACTOR2 WORKFORCE 82,788 ESG SALIENT FEATURES 24% of employee promotions in SA were awarded to women The financial closure has been achieved and construction has begun on renewable energy projects (total 267MW) in South Africa A 10% reduction in serious injury frequency rate, a record low for the Group Exemplar award for outstanding Tuberculosis (TB) programme 22Mt CO2e year-on-year decrease in scope 1 and 2 emissions Completion of a TCFD reporting gap analysis and scenario modelling of climate related risks SA region promoted 1,560 employees from our internal talent pool (A-D band) Conformance achieved to the Global Industry Standard on Tailings Management for very high and extreme consequence tailings storage facilities OUR ESG CREDENTIALS ESG-related indices (not limited to these) in which we are currently included: 1 See the Consolidated Income statement in the Group Annual Financial Report for the year ended 31 December 2023 2 The FTSE Russell green revenue factor is defined by FTSE Russell as the percentage of revenue that is derived from products that have a positive environmental utility which help prevent, restore and/or adapt to issues deriving from climate change, natural resource limitations and environmental degradation. This measure enables precise identification of green products and services across the entire value chain and helps investors assess revenue exposure to green activities within the Group. Based on the criteria developed by FTSE Russel, Sibanye-Stillwater utilised revenue from the following operations in determining its FTSE Russell green revenue factor: SA gold (limited to the Cooke operation); SA PGMs (excluding Mimosa); and US PGMs (including recycling). The FTSE Russell green revenue factor is a non-IFRS measure and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 3 2023 REVENUE PER PRODUCT (Rbn) 71.1 30.3 5.2 4.3 2.1 0.7 PGMs Gold Chrome Nickel Zinc Other 2023 PRODUCTION 1.7Moz SA 4E PGMs 811koz gold 427koz US 2E PGM 310koz US 3E PGM recycling 76kt zinc metal produced (payable) 7.1kt nickel 2023 REVENUE PER OPERATION R113.7bn (US$6.2bn) 55.6 29.1 10.5 13.3 3.0 2.3 -0.1 SA PGM operations SA gold operations US PGM underground operations US PGM recycling Sandouville nickel refinery Century zinc retreatment operation Group corporate and reconciling items CLICK TO VIEW 'b G < > - OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 4 A UNIQUE, GREEN PORTFOLIO OF GEOGRAPHICALLY DIVERSIFIED ASSETS AND COMMODITIES AMERICAS ASSETS US PGM OPERATIONS Stillwater mine (100%) Mineral Reserves: 15.7Moz 2E East Boulder mine (100%) Mineral Reserves: 10.6Moz 2E PGM EXPLORATION Marathon (13.9%)* Mineral Resources: 0.8Moz 2E PGM RECYCLING Columbus Met complex (100%) LITHIUM EXPLORATION Rhyolite-Ridge (6.91%)* Mineral Resources: 232kt LCE COPPER EXPLORATION Altar (48.61%)* Mineral Resources: 6,386Mlb Cu SOUTHERN AFRICAN ASSETS SA PGM OPERATIONS Marikana (80.64%) Mineral Reserves: 16.5Moz 4E Rustenburg (74%) Mineral Reserves: 9.3Moz 4E Kroondal (87%) Mineral Reserves: 0.7Moz 4E Mimosa (50%)* Mineral Reserves: 1.6Moz 4E SA PGM EXPLORATION Akanani (80.13%) Mineral Resources: 31.6Moz 4E Limpopo: Voorspoed and  Doornvlei (80.64%), and Dwaalkop (40.32%) Mineral Resources: 19.9Moz 4E SA GOLD OPERATIONS Kloof (100%) Mineral Reserves: 1.8Moz Au Beatrix (100%) Mineral Reserves: 0.7Moz Au Driefontein (100%) Mineral Reserves: 2.9Moz Au Cooke surface (76%) Mineral Reserves: 0.1Moz Au DRDGOLD (50.28%)* Mineral Reserves: 2.9Moz Au SA GOLD DEVELOPMENT Burnstone (100%) Mineral Reserves: 2.5Moz Au SA GOLD EXPLORATION SOFS (Southern Free State project) (100%) Mineral Resources: 6.9Moz Au SA URANIUM EXPLORATION Beisa (100%) Mineral Resources: 27.0Mlb U₃O₈ Cooke (76%) Mineral Resources: 32.2Mlb U₃O₈ EUROPEAN ASSETS LITHIUM DEVELOPMENT Keliber lithium project (79.82%) Mineral Reserves: 182kt LCE NICKEL OPERATIONS Sandouville refinery (100%) AUSTRALIAN ASSETS ZINC OPERATIONS Century (100%) Mineral Reserves: 1,726Mlbs Zn COPPER EXPLORATION Mount Lyell (100%) Mineral Resources: 1,609Mlbs Cu CIRCULAR ECONOMY OPERATIONS BATTERY METALS GREEN METALS * Non-managed PGM = platinum group metals, Au = gold, Cu = copper, LCE = lithium carbonate equivalent, Zn = Zinc, U3O8 = uranium Mineral Resources are inclusive of Mineral Reserves 1. Verkor is a planned French gigafactory in which Sibanye-Stillwater participates through a convertible bond and equity. Verkor’s headquarter is located in Grenoble, but planned plant is to be located in Dunkirk (just north of Sandouville) 2. Mt Lyell is a copper asset in Tasmania which is currently on care and maintenance. A feasibility study, which considers the re-establishment of the operation, is underway 3. Acquisition effective March 2024 'b G < > - OUR VALUE JOURNEY FROM 2013 OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 5 1 Source: EquityRT, with numbers quoted at the end of each year except for 2013, which represents the market capitalisation on the day of listing 2 Source: FactSet, Year-to-date, market capitalisation as at 31 March 2024 Since its inception in 2013, Sibanye-Stillwater has created value for stakeholders as it has evolved and grown by diversifying its portfolio by commodity and by geography. The Group has transformed from a South African gold mining company into a multinational, diversified mining and metals processing Group with a portfolio of operations, projects and investments across five continents and with a market capitalisation of R61.4 billion (US$3.3 billion). We have returned over R46 billion (US$3 billion) in additional value to investors in the form of dividends and share buybacks, over four times our initial market capitalisation on listing of R10 billion (US$1.2 billion). See Our shared value in numbers on page 290 of the 2023 Integrated report. TIMELINE OF NOTEWORTHY OCCURRENCES • Announce the first PGM transactions: Rustenburg assets and Aquarius Platinum PLC • Gold Fields unbundled its South African gold assets (Kloof, Driefontein and Beatrix), forming Sibanye Gold Limited • Listed on the Johannesburg and New York stock exchanges • August 2013, Cooke operations are acquired from Gold One • Market cap1 R10 billion US$1.2 billion • Entered PGM sector with South African acquisitions: – Kroondal, Mimosa and Platinum Mile (April) – Rustenburg operations (November) • Acquired a 38.05% stake in DRDGOLD Limited, a world leader in gold tailings retreatment; vending of certain surface gold tailings facilities and processing assets into that company (July/August) • Acquired: – SFA Oxford, a leading analytical and consulting metals market company and globally recognised authority on PGMs (February) – Lonmin Plc, Marikana operations (South Africa), which includes processing and smelter plants, as well as base and precious metals refineries (June) • Acquired Stillwater Mining Company (Montana, US) in May • Rebranded as Sibanye-Stillwater (August) • Increased holding in DRDGOLD to 50.1% (January) • Internal restructuring whereby holding company Sibanye-Stillwater Limited became the listed entity and Sibanye Gold Limited its subsidiary (February) • Acquired 30% stake in Keliber Oy • Acquired 19.99% in New Century Resources, an Australian zinc tailings reprocessing facility (December) • Announced the acquisition of 50% of Kroondal from Amplats (January) • Acquired 100% of Sandouville nickel refinery (February) • Increased Keliber holding to 85% (November) • Market cap1 R70.5 billion (US$3.8 billion) • Celebrated a decade of shared value • Keliber rights issue results in Finnish Minerals Group to 20%, our share ~80% • Acquired 100% of New Century in 2023, and executed an option to take ownership of Mt Lyell copper project • 2024 Market cap2 R61.4 billion US$3.3 billion • Acquired 100% of Reldan in 2024 (March) • Acquired Wits Gold, including Burnstone and other projects in Free State province, South Africa • Implemented our unique cost optimisation and operating model 'b G < > - OUR PURPOSE, VISION, STRATEGY AND VALUES OUR PURPOSE TO SAFEGUARD GLOBAL SUSTAINABILITY THROUGH OUR METALS This purpose statement reflects our aspiration to make a positive social and environmental impact through the commodities we mine and produce (green metals) and how we do so (ESG embedded as the way we do business), not least through our role in contributing to decarbonising the global economy. OUR VISION TO BE A LEADER IN SUPERIOR SHARED VALUE FOR ALL STAKEHOLDERS This vision statement speaks to our conviction that responsibly-derived minerals (mining that minimises harm to people and the planet) are the source of significant economic, social and environmental benefit to society, both globally and locally. OUR STRATEGY Our strategy speaks to our ambition to secure for the Group a position in the global resources sector as a progressive, forward-thinking provider of green metals and energy solutions. Our strategy has a three-dimensional approach, in which our priorities are layered in terms of: strategic foundation; strategic essentials; strategic differentiators. We unpack our strategy on page 48 of the 2023 Integrated report. THE CONTEXT FOR OUR STRATEGY ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In a world with increasing volatility and an accelerating pace of change, we recognise that the future is inherently uncertain with levels of strategic risk elevating. This is the basis of both threats and opportunities for our business. Anticipation through monitoring of early signals combined with agility in positioning of the business using anti-fragility principles enables us to seize advantage through active engagement with critical risks, (see External environment for our business and operations on page 36 of the 2023 Integrated report) • Decarbonisation is a key concern for governments and businesses across the world. In response, the world’s energy mix is moving towards reduced greenhouse gas (GHG) emissions. We expect that current trends toward nuclear power, renewable energy (wind, solar, battery storage), green hydrogen, and the electrification of mobility, will intensify. Our response is to build a Unique portfolio of green metals and energy solutions that reverse climate change, contributing towards the world’s critical needs • Geopolitical developments are changing allegiances and trading patterns across the world, with national elections scheduled to take place in 64 countries in 2024 likely to further impact foreign policies and geopolitics. Security of supply is becoming a stronger priority, for nations and for regional blocs, with the integrity of critical minerals value chains of significant importance. This presents key opportunities for the Group to differentiate its offer, partnering to Build pandemic-resilient ecosystems that are invulnerable to geopolitical developments • Intelligent advances are accelerating, with digital technologies fulfilling an increasing role in every facet of life. Rapid advances in artificial intelligence provide massive transformative opportunities, while also raising a new spectrum of ethical issues. This presents opportunities to “rewire” our business to embrace new capabilities and augment human performance through technology taking key business outcomes to a different level. We are committed to our quest to become Inclusive, diverse and bionic as a strategic differentiator • While divisions are starting to emerge, stakeholder expectations of business are placing continued high levels of scrutiny on ESG and sustainability credentials. We believe that the most successful businesses will be those that earn stakeholder credibility by demonstrating meaningful socioeconomic purpose beyond the delivery of returns to their shareholders. We recognise this as an opportunity to distinguish ourselves in the market by being Recognised as a force for good, and thereby strategically differentiating ourselves by creating superior shared value through our business activities. This underscores our commitment to stakeholder capitalism We use the term “grey elephants” (see page 35 of the Integrated report for more detail) to refer to highly-probable, high-impact, yet often neglected catalysts of change that are shaping the 2020s; events with global repercussions, such as the COVID-19 pandemic, Russia’s invasion of Ukraine, and the conflicts in the Middle East. While the grey elephants signal disruption and threat to conventional business activity, they also present significant opportunities for organisations that embrace the future, and are bold and agile enough to capture the moment. Early awareness of grey elephants and decisive strategic responses are required to sustain business effectiveness. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 6 'b G < > -

UNPACKING OUR THREE-DIMENSIONAL STRATEGY OUR STRATEGIC FOUNDATION This defines the impact we aspire to make in the global economy and in local societies influenced by our operations; it is the difference our business makes. It embraces our purpose, vision and values, as well as the core principles that guide our decisions, including our commitment to ESG excellence and shared value. Our Umdoni tree is at the heart of our strategic foundation and represents our fundamental approach to business. The Sibanye-Stillwater Umdoni tree symbolises our approach to stakeholder capitalism. The roots of the tree hold our values, signifying that below the surface of success and competition, Sibanye-Stillwater iCARES. Our roots, our iCARES values, are at the heart of all that we do, the decisions we make and how we conduct our business. These values are enshrined in our Code of ethics and form the basis of the organisational growth and culture rejuvenation programme currently underway. iCARES VALUES INNOVATION We intentionally find new ways to do things better. We will all understand the need to innovate, develop innovators, encourage innovation, invite everyone to innovate; and we recognise innovation. COMMITMENT We are committed to the protection of life, health and the environment; to operational excellence, to high standards of governance, to ethical conduct and regulatory compliance, and to adhering to best practice industry disclosure and reporting standards. ACCOUNTABILITY We are accountable to our stakeholders for delivering on our key operational targets and strategic objectives; for identifying, managing and mitigating the risks inherent in our business; and for maximising the return on capital deployed. RESPECT We treat people fairly, respect each other, value the richness of human diversity and support employees in realising their full potential. ENABLING We enable prosperous and sustainable operations by engaging with our stakeholders, empowering our employees in their professional development, and offering doorstep communities skills and resources to thrive post- mining. SAFETY We acknowledge that working at depth, with heavy machinery, presents risks to life and limb; therefore we prioritise all practical, technical and behavioural measures to reduce safety and health risks to near zero. OUR STRATEGIC ESSENTIALS Support attainment of operational and business excellence We have five strategic imperatives that are instrumental for us to compete on the global stage. OUR STRATEGIC DIFFERENTIATORS Represent the opportunities that we have identified to be distinctive in the global minerals industry Our four strategic differentiators represent our opportunities to be distinctive in the global minerals industry. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 7 We represent our business ethos through the indigenous South African Umdoni tree our values are the fundamental roots of our organisation, which provide a solid basis for the way we do business the trunk of the tree (our people) represents the material strength of the company the leaves on the branches represent all our stakeholders the tree’s seeds and fruits signify the varying benefits and value that our success will bring to those stakeholders 'b G < > - OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 8 Future trends identified – as illustrated by the grey elephants: We have been tracking how the grey elephants are shaping the context for our business since our 2020 integrated report. The grey elephants cover seven major global trends that we expect to have a pronounced impact on the fabric of global society and the global economy. Acute disruptive events with global implications, which we have characterised as pandemics, are an important additional component of the grey elephant framework. Such events have a dramatic impact on society and the economy, creating conditions conducive to change and stimulating acceleration in the major global trends represented by the other grey elephants. The graphic below identifies how the grey elephants have played out in 2023, with a focus on aspects of relevance to our business activities. These developments validate the grey elephants as a compelling framework through which to anticipate the future world in which we will operate and conduct business, assisting us in remaining relevant to future conditions. Economies are not responding in the expected way to central bank interventions with strong economic activity continuing despite high interest rate environments. This is one of the key factors causing distortions in commodity markets. Departures from traditional demographic age profiles are influencing national competitiveness in many parts of the world with associated changes in social dynamics. 2023 was the warmest year on record with an increasing number of extreme weather events and sustained shifts in local climates. Impetus towards establishment of a global clean energy economy is building. Sentiment is divided on whether commercial incentives are a key element in catalysing social advancement by stimulating economic growth through at risk investment that promotes innovation. The most successful economies are those that recognise the value generated by private capital with an ability to earn strong financial returns coupled with a commitment to sustainability. Confidence in the supply of critical resources is under threat with increasing disruption to global supply chains. As a result, many nations are seeking to reduce dependence on dominant sources and gain control of their own assured supply channels. The voice of society is becoming stronger fuelled, despite censorship, by abundant availability of information much of which is unverified or propagated by influencers through social media. While national elections will take place in a record 64 countries in 2024, alternative platforms for expression are increasingly being utilised. Allegiances are shifting in response to geopolitical developments and as foreign policies evolve across the world with significant implications for critical minerals supply chains. Many African countries are in a unique position as part of a non- aligned region with relatively undeveloped significant mineral resources. Generative artificial intelligence emerged into general application in 2023 with adoption at an unprecedented rate. These developments have profound implication with business needing to establish frameworks for responsible use to leverage benefits of the technology. Adapting culture and strategy to navigate the grey elephants sharply transforming the world 'b G < > - BOARD AND EXECUTIVE LEADERSHIP OUR BOARD AS AT 31 DECEMBER 2023 BOARD CHARACTERISTICS1 Independent Non-Executive Chairman A unitary Board with an appropriate balance of relevant diversity in gender, culture, age, fields of knowledge, skills and experience. The offices of Chairman and CEO are not occupied by the same person. Lead Independent Director Independent, non-executive directors 85% Female directors 31% TENURE1 The Group believes it is beneficial for new directors to be brought onto the Board periodically to refresh the Group’s thinking in a manner that supports both continuity and appropriate succession planning. Sibanye-Stillwater recognises that a variety of director tenures within the boardroom is beneficial to ensure board quality and continuity of experience. BOARD DIVERSITY1 Director rotation ensures a fresh perspective while maintaining continuity of skills and institutional experience. Mr Nkosemntu Nika and Ms Susan van der Merwe will retire at the 2024 annual general meeting (AGM). In terms of the Companies Act 71 of 2008, the election of members of the Audit Committee (Keith Rayner, Timothy Cumming, Richard Menell and Sindiswa Zilwa) will be put to a shareholder vote at the AGM. The Nominating and Governance Committee has undertaken the Board independence assessment as required by the Companies Act, King IV and the JSE Listings Requirements. In addition, the Audit Committee has undertaken the independence assessments as per the U.S. Securities and Exchange Commission (SEC) requirements, and confirms that for the year under review the Audit Committee members were and are all independent as per the SEC audit committee independence assessments criteria. 1 All information as at 31 December 2023 2 Historically disadvantaged persons (HDPs) as defined in the MPRDA OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 9 TENURE AT SIBANYE-STILLWATER (YEARS) 13 1 2 8 Sibanye-Stillwater Sibanye Gold (preceding company) Two to four years Less than two years More than four years GENDER DIVERSITY (%) 69% 31% Male Female RACE AND CULTURE (%) 39% 46% 15% Other SA excluding HDPs² HDP² Other nationalities BOARD AGE (YEARS) 10 3 Older than 60 Between 50 and 60 'b G < > - OUR BOARD continued Committees A filled icon indicates Chair of the committee Board Chairman Investment Committee Remuneration Committee Safety and Health Committee Audit Committee Nominating and Governance Committee Risk Committee Social, Ethics and Sustainability Committee Independent non-executive directors DR VINCENT MAPHAI (72) Independent Non-Executive Chairman of the Board PhD, University of Natal; Advanced Management Programme (Harvard University) South African citizen, appointed Independent Non-executive Chairman of the Board on 24 February 2020 Appointment date to preceding Board of Sibanye Gold 1 June 2019 RICHARD MENELL (68) Lead Independent Director (until 1 January 2024) MA (Natural Sciences, Geology), MSc (Mineral Exploration and Management) SA and US citizen, appointed to the Sibanye- Stillwater Board on 24 February 2020 Appointment date to preceding Board of Sibanye Gold on 1 January 2013 HARRY KENYON-SLANEY (63) Lead Independent Director (from 1 January 2024) BSc (Hons) (Geology), International Executive Programme UK citizen, appointed 24 February 2020 Appointment date to preceding Board of Sibanye Gold on 16 January 2019 • Chairman of the Board • Nominating and Governance Committee (Chair) • Investment Committee (Chair) • Risk Committee (Chair until 31December 2023) • Risk Committee (Chair from 1 January 2024) • Safety and Health Committee (Chair until 31 December 2023) • Corporate affairs and transformation • Strategy • An exceptional career with regards to societal transitions, political and human science, thereby bringing a wealth of knowledge to the sustainability function • Risk management • All aspects of the mining industry, operationally and at executive management and board level • Geology • Financial management • With a mining career of more than 40 years, he brings a wealth of knowledge on various ESG matters, including climate change and sustainability • Operations • Geology • Health and safety • Business transformation • With a distinguished career that includes executive roles in energy and mining, he brings extensive expertise on climate change and sustainability • Business development TIMOTHY CUMMING (66) BSc (Hons) (Engineering), BA (PPE), MA SA citizen, appointed 24 February 2020 Appointment date to preceding Board of Sibanye Gold 21 February 2013 DR ELAINE DORWARD-KING (66) BSc (Chemistry), PhD (Analytical Chemistry) US citizen, appointed 27 March 2020 JEREMIAH VILAKAZI (63) BA, MA, MBA SA citizen, appointed 24 February 2020 Appointment date to preceding Board of Sibanye Gold on 1 January 2013 • Remuneration Committee (Chair) • Investment Committee • Social, Ethics and Sustainability Committee (Chair from 1 January 2024) • Social, Ethics and Sustainability Committee (Chair until 31 December 2023) • Safety and Health Committee (Chair from 1 January 2024) • Engineering in the mining industry • Leadership and strategic development • Financial, investment and risk management • ESG matters including the understanding of Board duties with respect to tailings storage facilities (TSFs), and also potential risks that TSFs pose and the controls required to manage, monitor and mitigate the risks • Mining • Health and safety • An extensive career holding various executive sustainability positions responsible for all ESG matters, including climate change and sustainability • Understanding of Board duties with respect to TSFs, the potential risks TSFs pose, and the controls required to manage, monitor and mitigate the risks • Risk management • Mining industry leadership • Strategic investments • Shaping major public service policies in post-1994 South Africa • Advocacy • Having held various executive positions in his extensive career, his expertise in transformation and corporate governance underpins his expertise in ESG matters, including climate change and sustainability matters OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 10 'b G < > -

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S&H

SINDISWA ZILWA (56)

BCompt (Hons), CTA, CA(SA) Chartered Director (SA)

Cybersecurity certificate programme: Managing Risk in the Information age
SA citizen, appointed 1 January 2021

EXPERTISE

- Auditing and Accounting
- Risk management
- Executive management and governance
- Regulatory compliance
- In line with the proposed U.S. Securities and Exchange Commission (SEC) regulations, the Board, through the Nominating and Governance Committee, appointed Sindiswa as the Board of Directors' cybersecurity expert


AC
REM
IC 2024
RC
N&G
SESC

KEITH RAYNER (67)

BCom, CTA, CA(SA)

SA citizen, appointed 24 February 2020

Appointment date to preceding Board of Sibanye Gold on 1 January 2013

CHAIR

- Audit Committee (Chair)
- Investment Committee (Chair from 1 January 2024)

EXPERTISE

- Corporate finance and accounting
- Risk management
- Executive management and governance
- Regulatory compliance
- He brings extensive financial expertise to sustainability matters, including climate change
- In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee's financial expert



PHILIPPE FRANÇOIS MARIE-JOSEPH BOISSEAU (62)

MSc (Theoretical Physics)

French citizen, **appointed 8 April 2024**

EXPERTISE

- Engineering
- Executive management and governance
- Strategic and operational knowledge of technology, markets, investors, consumers and regulations
- With a distinguished career that includes executive roles in refining, upstream, gas, retail and renewable energy his expertise will be of great value to the energy transition and mining


AC
N&G
RC
S&H

SUSAN VAN DER MERWE (69)

BA

SA citizen, appointed 24 February 2020

Appointment date to preceding Board of Sibanye Gold on 21 February 2013

EXPERTISE

- Diplomacy
- Foreign affairs liaison at the highest levels of government and regulators
- Risk management


AC
N&G
REM
SESC

NKOSEMNTU NIKA (66)

BCom, BCompt (Hons), Advanced Management Programme, CA(SA)

SA citizen, appointed 24 February 2020

Appointment date to preceding Board of Sibanye Gold on 21 February 2013

EXPERTISE

- Finance and accounting at both private and public sector organisations
- Risk management
- Having exceptional financial expertise, he brings economic expertise to sustainability matters, including climate change


AC
IC
REM
RC
S&H

SAVANNAH DANSON (56)

BA (Hons) Communication Science and Finance, MBA, Strategic Planning and Finance

SA citizen, appointed 24 February 2020

Appointment date to preceding Board of Sibanye Gold 23 May 2017, **resigned in March 2024**

EXPERTISE

- Strategic communication
- Financial and risk management
- Mining
- Infrastructure management

Executive directors


RC
S&H

NEAL FRONEMAN (64)
Chief Executive Officer
BSc Mech Eng (Ind Opt), BCompt
SA citizen, appointed 24 February 2020
Appointment date to preceding Board of Sibanye Gold on 1 January 2013

EXPERTISE
- Operations management
- Mergers and acquisitions
- Risk management and strategy
- ESG matters, including climate change and sustainability



CHARL KEYTER (50)
Chief Financial Officer
BCom, MBA, ACMA and CGMA
SA citizen, appointed 24 February 2020
Appointment date to preceding Board of Sibanye Gold on 9 November 2012

- Financial and corporate finance management
- Mergers, acquisitions and integration
- Executive management and governance
- Risk management

Committees

A filled icon indicates chair of the committee

AC	Audit Committee
IC	Investment Committee
N&G	Nominating and Governance Committee
REM	Remuneration Committee
RC	Risk Committee
S&H	Safety and Health Committee
SESC	Social, Ethics and Sustainability Committee

Detailed biographies and information on other public directorships are available on our corporate website (*www.sibanyestillwater.com*) and in our Form 20-F, available at *www.sibanyestillwater.com/news-investors/reports/annual*

SIBANYE-STILLWATER
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OUR BUSINESS AND LEADERSHIP | SUMMARISED FINANCIAL STATEMENTS | NOTICE OF ANNUAL GENERAL MEETING | ANCILLARY INFORMATION

ABOUT SIBANYE-STILLWATER continued

C-SUITE AND SENIOR MANAGEMENT as at 26 April 2024


RC
S&H

NEAL FRONEMAN (64)
Chief Executive Officer
BSc Mech Eng (Ind Opt), BCompt



CHARL KEYTER (50)
Chief Financial Officer
BCom, MBA, ACMA and CGMA



THEMBA NKOSI (51)
Chief People and Culture Officer
BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Programme, University of Michigan



RICHARD STEWART (48)
Chief Regional Officer: Southern Africa
BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat



LERATO LEGONG (45)
Chief Legal Officer
LLB, University of Pretoria



ROBERT VAN NIEKERK (59)
Chief Technical and Innovation Officer
National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand; BSc (Mining Engineering), University of the Witwatersrand; South African Mine Manager's Certificate of Competency



MIKA SEITOVIRTA (62)

Chief Regional Officer: Europe

MSc (Econ), University of Vaasa, Finland



MELANIE NAIDOO-VERMAAK (49)

Chief Sustainability Officer

BSc (Hons), MSc (Sustainable Development), MBA



CHARLES CARTER (61)

Chief Regional Officer: Americas

BA (Hons), University of Cape Town; D.Phil, Oxford University



LAURENT CHARBONNIER (49)

Chief Commercial and Development Officer

École Centrale Paris, Institut d'Etudes Politiques de Paris

Executive directors

C-Suite (Prescribed officers)

Executive Vice Presidents

For full profiles of the members of the C-suite and senior management, see *www.sibanyestillwater.com/about-us/leadership/*

SIBANYE-STILLWATER
NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 12

OUR BUSINESS AND LEADERSHIP | SUMMARISED FINANCIAL STATEMENTS | NOTICE OF ANNUAL GENERAL MEETING | ANCILLARY INFORMATION

ABOUT SIBANYE-STILLWATER continued

C-SUITE AND EXECUTIVE MANAGEMENT as at 26 April 2024 continued



THABISILE PHUMO (50)

Stakeholder relations

B.A Hons (Corporate Communication) University of Johannesburg



KEVIN ROBERTSON (58)

US PGM operations

NHD (Economic Geology), Witwatersrand Technikon; Post-Experience Diploma in Engineering Business Management, Warwick University (UK); Graduate Diploma in Engineering (Mining Engineering) University of the Witwatersrand; Master of Engineering, University of the Witwatersrand, PrSciNat



RICHARD COX (51)

SA gold operations

Stanford Executive Program, Stanford University Graduate School of Business; MBA (cum laude), Gordon Institute of Business Science; BSc (Mining), University of the Witwatersrand



DAWIE VAN ASWEGEN (47)

SA PGM operations

ND Metalliferous Mining, NHD Metalliferous Mining, Managers Certificate of Competency, Junior Management Programme (JMP), Management Development Programme (MDP), Baccalaureus Technology, University of Johannesburg Degree: Mining Engineering, Advanced Management – Duke Corporate Education Programme (LIA), London



KLEANTHA PILLAY (46)

Sales and marketing

BSc.Eng (Chem) & MSc.Eng (Chem), University of Natal; MBA, University of Cambridge



BHEKI KHUMALO (50)

Human resources

BA, BA (Hons), MA (Clinical Psychology) (University of KwaZulu Natal), LLB (University of South Africa)



WILLIAM TAYLOR (55)

Technical services Southern Africa (SA) region; Group Champion Health and Safety

Bachelor of Mining Technology, University of Johannesburg



JAMES WELLSTED (54)

Investor relations and Corporate affairs

BSc (Hons) Geology Wits University



GEORGE ASHWORTH (65)

Chief of staff

BA in Engineering and a M Phil in Control Engineering and Operational research, Cambridge University



GREG COCHRAN (62)

Head of uranium

BSc (Mining Engineering) and MSc (Mining Engineering and Mineral Economics), University of the Witwatersrand; MBA, Cranfield School of Management (UK); South African Mine Managers' certificate of competency: Underground coal mines; South African Mine Managers' certificate of competency: Underground metalliferous mines

(from 1 June 2024)

Executive directors

C-suite (Prescribed officers)

Executive Vice Presidents

For full profiles of the members of the C-suite and senior management, see *www.sibanyestillwater.com/about-us/leadership/*

SIBANYE-STILLWATER
NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023
13



SUMMARISED FINANCIAL STATEMENTS

Summarised consolidated income statement	15
Summarised consolidated statement of other comprehensive income	15
Summarised consolidated statement of financial position	16
Summarised consolidated statement of changes in equity	17
Summarised consolidated statement of cash flows	18
Notes to the summarised consolidated financial statements	19

2

SIBANYE-STILLWATER
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OUR BUSINESS AND LEADERSHIP | SUMMARISED FINANCIAL STATEMENTS | NOTICE OF ANNUAL GENERAL MEETING | ANCILLARY INFORMATION

SUMMARISED CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2023

Figures in million – SA rand	Notes	2023	2022	2021
Revenue	3	**113,684**	138,288	172,194
Cost of sales		**(99,768)**	(101,624)	(109,306)
Interest income		**1,369**	1,203	1,202
Finance expense	4	**(3,299)**	(2,840)	(2,496)
Share-based payment expenses		**(113)**	(218)	(383)
Gain/(loss) on financial instruments	5	**235**	(4,279)	(6,279)
Gain on foreign exchange differences		**1,973**	616	1,149
Share of results of equity-accounted investees after tax		**(1,174)**	1,287	1,989
Other costs	6.1	**(5,858)**	(3,679)	(3,018)
Other income	6.2	**1,232**	1,110	764
Gain on disposal of property, plant and equipment		**105**	162	36
(Impairments)/reversal of impairments	7	**(47,454)**	6	(5,148)
Gain on acquisition	11.3	**898**	—	—
Early redemption premium on the 2025 Notes		**—**	—	(196)
Occupational healthcare gain		**365**	211	14
Restructuring costs		**(515)**	(363)	(107)
Transaction costs		**(474)**	(152)	(140)
(Loss)/profit before royalties, carbon tax and tax		**(38,794)**	29,728	50,275
Royalties		**(1,050)**	(1,834)	(2,714)
Carbon tax		**(2)**	10	(4)
(Loss)/profit before tax		**(39,846)**	27,904	47,557
Mining and income tax	8	**2,416**	(8,924)	(13,761)
(Loss)/profit for the year		**(37,430)**	18,980	33,796
Attributable to:				
Owners of Sibanye-Stillwater		**(37,772)**	18,396	33,054
Non-controlling interests (NCI)		**342**	584	742
Earnings per share attributable to owners of Sibanye-Stillwater				
Basic earnings per share — cents	9.1	**(1,334)**	651	1,140
Diluted earnings per share — cents	9.2	**(1,334)**	650	1,129

SUMMARISED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2023

Figures in million – SA rand	2023	2022	2021
(Loss)/profit for the year	**(37,430)**	18,980	33,796
Other comprehensive income, net of tax	**4,648**	2,369	4,635
Foreign currency translation adjustments[1]	**5,232**	3,840	3,807
Fair value adjustment on other investments[2]	**(582)**	(1,467)	828
Re-measurement of defined benefit plan[2]	**(2)**	(4)	—
Total comprehensive income	**(32,782)**	21,349	38,431
Attributable to:			
Owners of Sibanye-Stillwater	**(33,184)**	20,671	37,698
Non-controlling interests	**402**	678	733

[1] *These gains and losses will be reclassified to profit or loss upon sale of the relevant operation*

[2] *These gains and losses will never be reclassified to profit or loss*

SIBANYE-STILLWATER
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OUR BUSINESS AND LEADERSHIP | SUMMARISED FINANCIAL STATEMENTS | NOTICE OF ANNUAL GENERAL MEETING | ANCILLARY INFORMATION

SUMMARISED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2023

Figures in million – SA rand	Notes	2023	2022	2021
Assets				
Non-current assets		**81,119**	105,867	88,163
Property, plant and equipment		**61,338**	76,909	62,494
Right-of-use assets		**560**	279	222
Goodwill and other intangibles		**502**	8,322	7,727
Equity-accounted investments		**7,148**	8,471	7,594
Other investments	10	**3,179**	3,340	3,367
Environmental rehabilitation obligation funds		**5,927**	5,306	5,202
Other receivables		**523**	798	651
Deferred tax assets		**1,942**	2,442	906
Current assets		**61,822**	60,764	64,831
Inventories		**26,363**	26,384	25,080
Trade and other receivables		**8,900**	7,500	7,411
Other receivables		**26**	81	523
Tax receivable		**973**	723	1,245
Cash and cash equivalents		**25,560**	26,076	30,292
Asset held for sale		**—**	—	280
Total assets		**142,941**	166,631	152,994
Equity and liabilities				
Equity attributable to owners of Sibanye-Stillwater		**48,730**	88,101	79,393
Stated share capital		**21,647**	21,647	21,647
Other reserves		**35,553**	32,673	30,332
Accumulated (loss)/profit		**(8,470)**	33,781	27,414
Non-controlling interests		**2,877**	2,903	1,952
Total equity		**51,607**	91,004	81,345
Non-current liabilities		**54,927**	55,408	51,108
Borrowings and derivative financial instrument	12	**24,946**	22,606	20,191
Lease liabilities		**384**	208	177
Environmental rehabilitation obligation and other provisions	13	**12,505**	8,552	8,263
Occupational healthcare obligation		**400**	781	1,017
Cash-settled share-based payment obligations	14	**2,718**	4,991	2,829
Other payables	15	**3,407**	2,500	4,599
Deferred revenue		**6,327**	6,399	6,204
Tax, carbon tax and royalties payable		**64**	11	10
Deferred tax liabilities		**4,176**	9,360	7,818
Current liabilities		**36,407**	20,219	20,541
Borrowings and derivative financial instrument	12	**15,482**	122	107
Lease liabilities		**198**	111	104
Environmental rehabilitation obligation and other provisions	13	**832**	—	—
Occupational healthcare obligation		**—**	44	—
Cash-settled share-based payment obligations	14	**432**	284	58
Trade and other payables		**16,464**	15,653	15,162
Other payables	15	**2,015**	3,891	4,765
Deferred revenue		**305**	21	156
Tax, carbon tax and royalties payable		**679**	93	189
Total equity and liabilities		**142,941**	166,631	152,994

SIBANYE-STILLWATER
NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 16

SUMMARISED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2023

Figures in million – SA rand	Notes	Stated share capital	Re-organisation reserve	Share-based payment reserve	Mark-to-market reserve	Foreign currency translation reserve	Accumulated (loss)/profit	Equity attributable to owners of Sibanye-Stillwater	Non-controlling interests	Total equity
Balance at 31 December 2020		30,150	23,001	4,052	384	(1,867)	12,216	67,936	2,780	70,716
Total comprehensive income for the year		—	—	—	837	3,807	33,054	37,698	733	38,431
Profit for the year		—	—	—	—	—	33,054	33,054	742	33,796
Other comprehensive income, net of tax		—	—	—	837	3,807	—	4,644	(9)	4,635
Equity-settled share-based payments		—	—	142	—	—	—	142	9	151
Dividends		—	—	—	—	—	(17,832)	(17,832)	(344)	(18,176)
Marikana B-BBEE transaction		—	—	—	—	—	34	34	(1,180)	(1,146)
Share buy-back		(8,503)	—	—	—	—	—	(8,503)	—	(8,503)
Transaction with Platinum Mile shareholders		—	—	—	—	—	(82)	(82)	(46)	(128)
Adjustment due to sale of St Helena Hospital Proprietary Limited (St Helena Hospital)		—	—	(24)	—	—	24	—	—	—
Balance at 31 December 2021		21,647	23,001	4,170	1,221	1,940	27,414	79,393	1,952	81,345
Total comprehensive income for the year		—	—	—	(1,519)	3,798	18,392	20,671	678	21,349
Profit for the year		—	—	—	—	—	18,396	18,396	584	18,980
Other comprehensive income, net of tax		—	—	—	(1,519)	3,798	(4)	2,275	94	2,369
Equity-settled share-based payments		—	—	14	—	—	—	14	10	24
Dividends		—	—	—	—	—	(9,197)	(9,197)	(256)	(9,453)
Keliber asset acquisition		—	—	—	—	—	—	—	1,219	1,219
Transaction with Keliber Oy (Keliber) shareholders		—	—	—	—	62	(2,828)	(2,766)	(686)	(3,452)
Sale of Lonmin Canada Incorporated (Lonmin Canada)		—	—	—	—	—	—	—	(14)	(14)
Foreign exchange movement recycled through profit or loss[1]		—	—	—	—	(14)	—	(14)	—	(14)
Balance at 31 December 2022		**21,647**	**23,001**	**4,184**	**(298)**	**5,786**	**33,781**	**88,101**	**2,903**	**91,004**
Total comprehensive income for the year		**—**	**—**	**—**	**(642)**	**5,232**	**(37,774)**	**(33,184)**	**402**	**(32,782)**
Loss for the year		**—**	**—**	**—**	**—**	**—**	**(37,772)**	**(37,772)**	**342**	**(37,430)**
Other comprehensive income, net of tax		**—**	**—**	**—**	**(642)**	**5,232**	**(2)**	**4,588**	**60**	**4,648**
Equity-settled share-based payments		**—**	**—**	**24**	**—**	**—**	**—**	**24**	**24**	**48**
Dividends		**—**	**—**	**—**	**—**	**—**	**(4,953)**	**(4,953)**	**(365)**	**(5,318)**
Century business combination	11.1	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**919**	**919**
Transactions with Keliber shareholders	11.2	**—**	**—**	**—**	**—**	**(66)**	**463**	**397**	**700**	**1,097**
Keliber dividend obligation	15	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(792)**	**(792)**
Transaction with Century shareholders	11.1	**—**	**—**	**—**	**—**	**(5)**	**13**	**8**	**(914)**	**(906)**
Foreign exchange movement recycled through profit or loss[1]		**—**	**—**	**—**	**—**	**(1,663)**	**—**	**(1,663)**	**—**	**(1,663)**
Balance at 31 December 2023		**21,647**	**23,001**	**4,208**	**(940)**	**9,284**	**(8,470)**	**48,730**	**2,877**	**51,607**

1 *This relates to the deregistration of dormant subsidiaries in the Group which resulted in the reclassification of foreign currency translation reserve movements from other comprehensive income to profit or loss. The foreign exchange movement is included in gain on foreign exchange differences in profit or loss*

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NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 17

OUR BUSINESS AND LEADERSHIP | **SUMMARISED FINANCIAL STATEMENTS** | NOTICE OF ANNUAL GENERAL MEETING | ANCILLARY INFORMATION

SUMMARISED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2023

Figures in million – SA rand	Notes	2023	2022	2021
Cash flows from operating activities				
Cash generated by operations		**18,726**	40,746	67,784
Deferred revenue advance received		**935**	24	65
Post-retirement health care payments		**—**	(1)	(1)
Cash-settled share-based payments paid	14	**(637)**	(272)	(240)
Payment of Marikana dividend obligation	15	**(191)**	(225)	(162)
Additional deferred/contingent payments relating to acquisition of a business		**(3,733)**	(4,545)	(1,754)
Change in working capital		**1,750**	386	2,455
		16,850	36,113	68,147
Interest received		**998**	682	960
Interest paid		**(1,304)**	(1,118)	(781)
Royalties and carbon tax paid		**(922)**	(1,815)	(3,055)
Tax paid		**(3,209)**	(8,866)	(14,839)
Dividends paid		**(5,318)**	(9,453)	(18,176)
Net cash from operating activities		**7,095**	15,543	32,256
Cash flow from investing activities				
Additions to property, plant and equipment		**(22,411)**	(15,899)	(12,740)
Proceeds on disposal of property, plant and equipment		**168**	191	80
Acquisition of subsidiaries, net of cash acquired	11	**471**	(1,132)	—
Dividends received		**449**	564	1,020
Additions to other investments		**(658)**	(772)	(1,803)
Disposals of other investments		**202**	—	—
Acquisition of equity-accounted investment		**(396)**	(92)	(446)
Contributions to environmental rehabilitation funds		**(185)**	(86)	(72)
Payment of deferred/contingent payment		**—**	(185)	(577)
Contributions to enterprise development fund		**—**	(10)	(65)
Cash outflow on loss of control of subsidiaries		**—**	(58)	—
Proceeds on disposal of Lonmin Canada		**—**	72	—
Proceeds on disposal of St Helena Hospital		**—**	—	25
Proceeds from environmental rehabilitation funds		**322**	33	10
Net cash used in investing activities		**(22,038)**	(17,374)	(14,568)
Cash flow from financing activities				
Loans raised	12	**14,431**	8,000	20,651
Loans repaid	12	**(1,323)**	(8,003)	(20,252)
Lease payments		**(219)**	(131)	(112)
Acquisition of NCI[1]		**(1,009)**	(3,363)	(128)
Proceeds from NCI on rights issue	11.2	**1,096**	—	—
Share buy-back		**—**	—	(8,503)
Net cash from/(used) in financing activities		**12,976**	(3,497)	(8,344)
Net (decrease)/increase in cash and cash equivalents		**(1,967)**	(5,328)	9,344
Effect of exchange rate fluctuations on cash held		**1,451**	1,112	708
Cash and cash equivalents at beginning of the year		**26,076**	30,292	20,240
Cash and cash equivalents at end of the year		**25,560**	26,076	30,292

1 The acquisition of NCI relates to the cash consideration paid with the voluntary offer to the NCI of Keliber (R103 million) and acquisition of the remaining 49.85% interest in Century after control was obtained (R906 million)

SIBANYE-STILLWATER
NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023
18

1 Basis of accounting and preparation The summarised consolidated financial statements for the year ended 31 December 2023 have been prepared in accordance with the requirements of the Companies Act of South Africa. The summarised consolidated financial statements have been prepared in accordance with framework concepts, and the measurement and recognition requirements of International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards), and the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these summarised consolidated financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements. 1.1 Reporting entity Sibanye Stillwater Limited (the Company) and its subsidiaries (together referred to as the Group or Sibanye-Stillwater) is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations. Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium and rhodium and is also a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals and green metals mining and processing, and increase its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. Domiciled in South Africa, Sibanye-Stillwater currently owns and operates a portfolio of high-quality operations and projects, which are grouped into four regions, namely, Southern Africa (SA region), Americas, Europe and Australia. These summarised consolidated financial results have been extracted from the audited consolidated financial statements of Sibanye- Stillwater for the year ended 31 December 2023, but is not itself audited. In accordance with Section 30(2) and 30(3) of the Companies Act, the consolidated annual financial statements for the year ended 31 December 2023, have been audited by Ernst & Young Inc., the Company’s independent external auditors, whose unqualified audit report can be found under Independent Auditor’s report in the Annual Financial Report 2023. 1.2 Standards, interpretations and amendments to published standards effective on 1 January 2023 and issued but not yet effective The amendments to published standards effective on 1 January 2023 and adopted by the Group did not have a material effect on the Group’s summarised consolidated financial statements for the year ended 31 December 2023. Standards, interpretations and amendments to published standards not yet effective on 1 January 2023 are not expected to have a material effect on the Group. 1.3 Comparatives Presentation in the notes Where necessary, comparative periods have been revised to conform to current period changes in presentation. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 19 'b G < > - 2. Segment reporting The presentation of the segment report was updated to remove the adjusted EBITDA non-GAAP measure, “net other cash costs”, “net other”, and “non-underlying items” and retain profit or loss as the primary measure of profitability, being one of the measures of financial information regularly provided to the chief operating decision maker. The segment reports of prior periods have been aligned with the revised presentation. The table below summarises the segmental information disclosed in note 2.1 and 2.2: 31 December 2023 31 December 2022 31 December 2021 Group Americas Southern Africa Europe Australia Group Group Americas Southern Africa Europe Group Group Americas Southern Africa Group Figures in million – SA rand Notes Total Total US PGM operations Total SA operations Total SA PGM Total SA gold Total EU operations Total AUS operations Group Corporate and reconciling items1 Total Total US PGM operations Total SA operations Total SA PGM Total SA gold Total EU operations Group Corporate and reconciling items1 Total Total US PGM operations Total SA operations Total SA PGM Total SA gold Group Corporate and reconciling items1 Revenue 113,684 23,812 84,736 55,593 29,143 3,024 2,251 (139) 138,288 46,090 89,507 71,665 17,842 3,140 (449) 172,194 59,053 113,512 85,154 28,358 (371) Underground 83,612 10,494 73,257 52,375 20,882 — — (139) 92,325 13,823 78,951 68,182 10,769 — (449) 120,403 18,343 102,431 81,477 20,954 (371) Surface 13,730 — 11,479 3,218 8,261 — 2,251 — 10,556 — 10,556 3,483 7,073 — — 11,081 — 11,081 3,677 7,404 — Recycling/processing 16,342 13,318 — — — 3,024 — — 35,407 32,267 — — — 3,140 — 40,710 40,710 — — — — Cost of sales, before amortisation and depreciation (89,756) (22,391) (60,780) (36,699) (24,081) (4,329) (2,256) — (94,537) (38,452) (52,454) (32,280) (20,174) (3,631) — (101,013) (46,787) (54,226) (31,971) (22,255) — Underground (62,482) (9,680) (52,802) (34,819) (17,983) — — — (52,734) (7,459) (45,275) (30,528) (14,747) — — (54,989) (7,567) (47,422) (30,430) (16,992) — Surface (10,234) — (7,978) (1,880) (6,098) — (2,256) — (7,179) — (7,179) (1,752) (5,427) — — (6,804) — (6,804) (1,541) (5,263) — Recycling/processing (17,040) (12,711) — — — (4,329) — — (34,624) (30,993) — — — (3,631) — (39,220) (39,220) — — — — Amortisation and depreciation (10,012) (3,390) (5,357) (2,975) (2,382) (206) (1,059) — (7,087) (2,803) (4,126) (2,418) (1,708) (158) — (8,293) (2,601) (5,692) (2,515) (3,177) — Interest income 1,369 213 1,089 478 611 53 10 4 1,203 309 893 402 491 — 1 1,202 382 805 219 586 15 Finance expense (3,299) (1,134) (1,603) (706) (897) (67) (184) (311) (2,840) (952) (1,547) (831) (716) (15) (326) (2,496) (954) (1,233) (666) (567) (309) Share-based payments (113) (39) (71) (18) (53) 6 — (9) (218) (47) (169) (73) (96) — (2) (383) (73) (310) (89) (221) — Gain/(loss)on financial instruments 5 235 (2,064) 1,938 1,957 (19) (168) 515 14 (4,279) (242) (4,188) (3,477) (711) 144 7 (6,279) 233 (6,563) (6,507) (56) 51 Gain/(loss) on foreign exchange differences 1,973 12 1,920 1,894 26 55 (39) 25 616 (8) 623 208 415 (49) 50 1,149 3 1,146 363 783 — Share of results of equity-accounted investees after tax (1,174) — (1,156) (1,471) 315 — — (18) 1,287 — 1,298 1,062 236 — (11) 1,989 — 1,989 1,703 286 — Other costs 6.1 (5,858) (108) (3,411) (1,441) (1,970) (2,096) (223) (20) (3,679) (129) (3,379) (1,616) (1,763) (116) (55) (3,018) (12) (3,006) (1,650) (1,356) — Other income 6.2 1,232 12 1,071 571 500 102 42 5 1,110 102 963 385 578 45 — 764 — 764 211 553 — Gain/(loss) on disposal of property, plant and equipment 105 (45) 150 79 71 — — — 162 5 157 54 103 — — 36 (32) 68 29 39 — (Impairments)/reversal of impairments 7 (47,454) (38,919) (3,239) (506) (2,733) (1,607) (3,689) — 6 — 6 6 — — — (5,148) (1) (5,147) — (5,147) — Early redemption premium on the 2025 Notes — — — — — — — — — — — — — — — (196) (196) — — — — Gain on acquisition 11.3 898 — 898 898 — — — — — — — — — — — — — — — — — Occupational healthcare gain 365 — 365 — 365 — — — 211 — 211 — 211 — — 14 — 14 — 14 — Restructuring costs (515) (41) (474) (351) (123) — — — (363) (2) (361) (26) (335) — — (107) (3) (104) (27) (77) — Transaction costs (474) (27) — — — — (2) (445) (152) (8) (2) (3) 1 — (142) (140) (42) — — — (98) Royalties and carbon tax (1,052) — (921) (805) (116) — (131) — (1,824) — (1,824) (1,772) (52) — — (2,718) — (2,718) (2,548) (170) — Mining and income tax 2,416 7,612 (5,116) (4,152) (964) (44) (2) (34) (8,924) (340) (8,541) (9,705) 1,164 (39) (4) (13,761) (1,511) (12,180) (12,112) (68) (70) Current taxation (3,178) 343 (3,408) (3,081) (327) (80) (2) (31) (9,282) (655) (8,623) (8,373) (250) — (4) (13,506) (1,422) (12,014) (11,745) (269) (70) Deferred taxation 5,594 7,269 (1,708) (1,071) (637) 36 — (3) 358 315 82 (1,332) 1,414 (39) — (255) (89) (166) (367) 201 — (Loss)/profit for the year (37,430) (36,497) 10,039 12,346 (2,307) (5,277) (4,767) (928) 18,980 3,523 17,067 21,581 (4,514) (679) (931) 33,796 7,459 27,119 29,594 (2,475) (782) Sustaining capital expenditure (6,056) (2,180) (3,514) (2,057) (1,457) (248) (114) — (4,946) (1,185) (3,671) (2,056) (1,615) (90) — (4,119) (796) (3,323) (2,019) (1,304) — Ore reserve development (9,137) (3,889) (5,248) (2,551) (2,697) — — — (6,640) (2,887) (3,753) (2,123) (1,630) — — (5,535) (1,354) (4,181) (1,577) (2,604) — Growth projects (6,886) (774) (3,591) (1,038) (2,553) (2,470) (51) — (4,313) (1,345) (2,239) (925) (1,314) (729) — (3,086) (2,411) (675) (203) (472) — Total capital expenditure (22,079) (6,843) (12,353) (5,646) (6,707) (2,718) (165) — (15,899) (5,417) (9,663) (5,104) (4,559) (819) — (12,740) (4,561) (8,179) (3,799) (4,380) — note 2.1 note 2.2 note 2.1 note 2.2 note 2.1 1 Group corporate includes the Wheaton Stream transaction and mainly includes, corporate tax, interest and transaction costs OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 20 'b G < > - 2.1 US PGM and total SA operations Figures in million – SA rand Total US PGM operations Underground Recycling Total SA operations Total SA PGM Rustenburg Marikana Kroondal Platinum Mile Mimosa Corporate and reconciling items1 Total SA gold Driefontein Kloof Beatrix Cooke DRDGOLD Corporate and reconciling items1 2023 Revenue 23,812 10,494 13,318 84,736 55,593 22,722 27,282 4,563 1,026 3,217 (3,217) 29,143 8,292 8,833 4,804 1,398 5,816 — Underground 10,494 10,494 — 73,257 52,375 20,530 27,282 4,563 — 3,217 (3,217) 20,882 8,106 8,062 4,714 — — — Surface — — — 11,479 3,218 2,192 — — 1,026 — — 8,261 186 771 90 1,398 5,816 — Recycling/processing 13,318 — 13,318 — — — — — — — — — — — — — — — Cost of sales, before amortisation and depreciation2 (22,391) (9,680) (12,711) (60,780) (36,699) (15,147) (16,961) (3,950) (641) (2,409) 2,409 (24,081) (6,567) (8,149) (4,059) (1,266) (4,040) — Underground (9,680) (9,680) — (52,802) (34,819) (13,908) (16,961) (3,950) — (2,409) 2,409 (17,983) (6,468) (7,552) (3,963) — — — Surface — — — (7,978) (1,880) (1,239) — — (641) — — (6,098) (99) (597) (96) (1,266) (4,040) — Recycling/processing (12,711) — (12,711) — — — — — — — — — — — — — — — Amortisation and depreciation (3,390) (3,386) (4) (5,357) (2,975) (1,135) (1,537) (234) (47) (475) 453 (2,382) (1,015) (796) (328) (1) (194) (48) Interest income 213 213 — 1,089 478 50 248 126 42 32 (20) 611 75 73 41 24 311 87 Finance expense (1,134) (1,134) — (1,603) (706) (4,066) (413) (122) — (28) 3,923 (897) (116) (126) (113) (113) (72) (357) Share-based payments (39) (39) — (71) (18) (9) (13) 5 — — (1) (53) (3) (2) — — (25) (23) (Loss)/gain on financial instruments (2,064) (2,064) — 1,938 1,957 5,067 1,753 (148) — — (4,715) (19) 23 18 12 28 14 (114) Gain/(loss) on foreign exchange differences 12 12 — 1,920 1,894 (5) 1,703 165 33 (233) 231 26 — — — — 5 21 Share of results of equity-accounted investees after tax — — — (1,156) (1,471) — 8 — — — (1,479) 315 — — — — — 315 Other costs (108) (108) — (3,411) (1,441) 83 (696) (124) (282) (30) (392) (1,970) (79) (147) (267) (887) (20) (570) Other income 12 12 — 1,071 571 2 164 50 — 37 318 500 3 — 19 (19) 1 496 (Loss)/gain on disposal of property, plant and equipment (45) (45) — 150 79 33 44 3 — (1) — 71 23 15 16 — 10 7 (Impairments)/reversal of impairments (38,919) (38,919) — (3,239) (506) (2) — (21) — (2,287) 1,804 (2,733) (2) (1,616) — — — (1,115) Gain on acquisition — — — 898 898 — — 898 — — — — — — — — — — Occupational healthcare gain — — — 365 — — — — — — — 365 — — — — — 365 Restructuring costs (41) (41) — (474) (351) (94) (206) (50) — — (1) (123) (25) (232) 147 (4) — (9) Transaction costs (27) (27) — — — — — — — — — — — — — — — — Royalties and carbon tax — — — (921) (805) (355) (442) (9) — (133) 134 (116) (41) (44) (24) (6) (1) — Mining and income tax 7,612 (5,116) (4,152) (1,734) (2,161) (99) (35) 410 (533) (964) (814) (571) (469) (1) (432) 1,323 Current taxation 343 (3,408) (3,081) (1,195) (1,621) (124) (11) (38) (92) (327) (2) — 1 (1) (305) (20) Deferred taxation 7,269 (1,708) (1,071) (539) (540) 25 (24) 448 (441) (637) (812) (571) (470) — (127) 1,343 (Loss)/profit for the year (36,497) 10,039 12,346 5,410 8,773 1,053 96 (1,900) (1,086) (2,307) (246) (2,744) (221) (847) 1,373 378 Sustaining capital expenditure (2,180) (2,178) (2) (3,514) (2,057) (644) (1,097) (286) (30) (1,057) 1,057 (1,457) (490) (421) (114) — (432) — Ore reserve development (3,889) (3,889) — (5,248) (2,551) (669) (1,882) — — — — (2,697) (1,461) (912) (324) — — — Growth projects (774) (774) — (3,591) (1,038) — (893) (20) (125) — — (2,553) — (117) — — (882) (1,554) Total capital expenditure (6,843) (6,841) (2) (12,353) (5,646) (1,313) (3,872) (306) (155) (1,057) 1,057 (6,707) (1,951) (1,450) (438) — (1,314) (1,554) 1 Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue 2 Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,694 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,179 million and R423 million, respectively, of which R1,374 million relates to Stillwater as a result of the lower commodity price environment OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 21 Figures in million – SA rand Total US PGM operations Underground Recycling Total SA operations Total SA PGM Rustenburg Marikana Kroondal Platinum Mile Mimosa Corporate and reconciling items1 Total SA gold Driefontein Kloof Beatrix Cooke DRDGOLD Corporate and reconciling items1 2022 Revenue 46,090 13,823 32,267 89,507 71,665 29,104 32,753 8,371 1,437 4,267 (4,267) 17,842 4,486 4,486 2,681 915 5,274 — Underground 13,823 13,823 — 78,951 68,182 27,058 32,753 8,371 — 4,267 (4,267) 10,769 4,213 3,924 2,632 — — — Surface — — — 10,556 3,483 2,046 — — 1,437 — — 7,073 273 562 49 915 5,274 — Recycling 32,267 — 32,267 — — — — — — — — — — — — — — — Cost of sales, before amortisation and depreciation (38,452) (7,459) (30,993) (52,454) (32,280) (13,546) (14,603) (3,548) (583) (1,936) 1,936 (20,174) (5,281) (6,381) (3,910) (822) (3,780) — Underground (7,459) (7,459) — (45,275) (30,528) (12,377) (14,603) (3,548) — (1,936) 1,936 (14,747) (5,085) (5,821) (3,841) — — — Surface — — — (7,179) (1,752) (1,169) — (583) — — (5,427) (196) (560) (69) (822) (3,780) — Recycling (30,993) — (30,993) — — — — — — — — — — — — — — — Amortisation and depreciation (2,803) (2,799) (4) (4,126) (2,418) (981) (1,205) (180) (40) (342) 330 (1,708) (721) (469) (305) (3) (176) (34) Interest income 309 81 228 893 402 43 214 109 30 102 (96) 491 68 57 35 35 265 31 Finance expense (952) (952) — (1,547) (831) (4,618) (320) (111) — (36) 4,254 (716) (100) (95) (95) (86) (78) (262) Share-based payments (47) (47) — (169) (73) (27) (36) (9) (1) — — (96) (20) (15) (10) — (19) (32) (Loss)/gain on financial instruments (242) (242) — (4,188) (3,477) (9,520) (1,502) — — (16) 7,561 (711) 7 8 6 — — (732) (Loss)/gain on foreign exchange differences (8) (8) — 623 208 155 (127) 165 5 (482) 492 415 — — — — 4 411 Share of results of equity-accounted investees after tax — — — 1,298 1,062 — — — — — 1,062 236 — — — — — 236 Other costs (129) (129) — (3,379) (1,616) 161 (1,040) (123) (407) (22) (185) (1,763) (169) (149) (95) (713) (21) (616) Other income 102 102 — 963 385 2 220 133 — 1 29 578 2 — — (54) 85 545 Gain/(loss) on disposal of property, plant and equipment 5 5 — 157 54 20 35 — — (2) 1 103 16 19 9 — 10 49 Reversal of impairments/(impairments) — — — 6 6 — 7 (1) — — — — — — — — — — Gain on acquisition — — — — — — — — — — — — — — — — — — Occupational healthcare gain — — — 211 — — — — — — — 211 — — — — — 211 Restructuring costs (2) (2) — (361) (26) (10) (13) (3) — — — (335) (6) (33) (290) (2) — (4) Transaction costs (8) (8) — (2) (3) — (3) — — — — 1 — — — — — 1 Royalties and carbon tax — — — (1,824) (1,772) (1,023) (735) (13) — (127) 126 (52) (22) (22) (3) (5) — — Mining and income tax (340) (8,541) (9,705) (3,759) (4,459) (1,348) (122) (346) 329 1,164 78 (187) 154 — (351) 1,470 Current taxation (655) (8,623) (8,373) (3,169) (3,766) (1,288) (130) (208) 188 (250) (6) (3) — — (226) (15) Deferred taxation 315 82 (1,332) (590) (693) (60) 8 (138) 141 1,414 84 (184) 154 — (125) 1,485 Profit/(loss) for the year 3,523 17,067 21,581 (3,999) 9,186 3,442 319 1,061 11,572 (4,514) (1,662) (2,781) (1,823) (735) 1,213 1,274 Sustaining capital expenditure (1,185) (1,184) (1) (3,671) (2,056) (690) (1,072) (273) (21) (864) 864 (1,615) (358) (455) (155) — (647) — Ore reserve development (2,887) (2,887) — (3,753) (2,123) (687) (1,436) — — — — (1,630) (794) (620) (216) — — — Growth projects (1,345) (1,345) — (2,239) (925) — (924) — — — (1) (1,314) — (210) (4) — (124) (976) Total capital expenditure (5,417) (5,416) (1) (9,663) (5,104) (1,377) (3,432) (273) (21) (864) 863 (4,559) (1,152) (1,285) (375) — (771) (976) 1 Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 22 'b G < > -

OUR BUSINESS AND LEADERSHIP | SUMMARISED FINANCIAL STATEMENTS | NOTICE OF ANNUAL GENERAL MEETING | ANCILLARY INFORMATION

NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued

Figures in million – SA rand	Total US PGM operations	Underground	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate and reconciling items[1]
2021																		
Revenue	59,053	18,343	40,710	113,512	85,154	31,749	41,610	10,293	1,503	4,393	(4,394)	28,358	7,932	9,294	5,343	999	4,790	—
Underground	18,343	18,343	—	102,431	81,477	29,575	41,610	10,293	—	4,393	(4,394)	20,954	7,722	8,089	5,143	—	—	—
Surface	—	—	—	11,081	3,677	2,174	—	—	1,503	—	—	7,404	210	1,205	200	999	4,790	—
Recycling	40,710	—	40,710	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(46,787)	(7,567)	(39,220)	(54,226)	(31,971)	(11,464)	(16,561)	(3,416)	(531)	(1,587)	1,588	(22,255)	(5,691)	(7,844)	(4,565)	(808)	(3,347)	—
Underground	(7,567)	(7,567)	—	(47,422)	(30,430)	(10,454)	(16,561)	(3,416)	—	(1,587)	1,588	(16,992)	(5,559)	(6,986)	(4,447)	—	—	—
Surface	—	—	—	(6,804)	(1,541)	(1,010)	—	—	(531)	—	—	(5,263)	(132)	(858)	(118)	(808)	(3,347)	—
Recycling	(39,220)	—	(39,220)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(2,601)	(2,598)	(3)	(5,692)	(2,515)	(885)	(1,099)	(495)	(31)	(274)	269	(3,177)	(1,165)	(1,064)	(691)	(11)	(188)	(58)
Interest income	382	10	372	805	219	22	92	97	7	12	(11)	586	60	47	31	22	222	204
Finance expense	(954)	(897)	(57)	(1,233)	(666)	(4,201)	(328)	(116)	—	(5)	3,984	(567)	(99)	(85)	(82)	(63)	(60)	(178)
Share-based payments	(73)	(73)	—	(310)	(89)	(35)	(42)	(12)	—	—	—	(221)	(20)	(32)	(21)	—	(19)	(129)
(Loss)/gain on financial instruments	233	233	—	(6,563)	(6,507)	(12,265)	(1,185)	—	—	—	6,943	(56)	7	9	3	—	1	(76)
Gain/(loss) on foreign exchange differences	3	3	—	1,146	363	22	158	166	34	(43)	26	783	—	—	—	—	(3)	786
Share of results of equity-accounted investees after tax	—	—	—	1,989	1,703	—	—	—	—	—	1,703	286	—	—	—	—	—	286
Other costs	(12)	(12)	—	(3,006)	(1,650)	142	(1,092)	(85)	(492)	(42)	(81)	(1,356)	(76)	(71)	(47)	(599)	(21)	(542)
Other income	—	—	—	764	211	3	98	76	—	—	34	553	6	2	3	80	5	457
(Loss)/gain on disposal of property, plant and equipment	(32)	(32)	—	68	29	27	1	1	—	—	—	39	16	8	15	—	—	—
Impairments	(1)	(1)	—	(5,147)	—	—	—	—	—	—	—	(5,147)	(212)	(3,642)	(1,293)	—	—	—
Early redemption premium on the 2025 Notes	(196)	(196)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	14	—	—	—	—	—	—	—	14	—	—	—	—	—	14
Restructuring costs	(3)	(3)	—	(104)	(27)	(23)	(2)	(2)	—	—	—	(77)	(5)	(53)	(11)	(3)	—	(5)
Transaction costs	(42)	(42)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(2,718)	(2,548)	(1,405)	(1,129)	(14)	—	(160)	160	(170)	(95)	(46)	(29)	(5)	—	5
Mining and income tax	(1,511)	—	—	(12,180)	(12,112)	(3,908)	(6,228)	(1,829)	(138)	(592)	583	(68)	36	1,145	226	—	(340)	(1,135)
Current taxation	(1,422)			(12,014)	(11,745)	(4,864)	(4,768)	(1,885)	(218)	(574)	564	(269)	(13)	(13)	(7)	—	(263)	27
Deferred taxation	(89)			(166)	(367)	956	(1,460)	56	80	(18)	19	201	49	1,158	233	—	(77)	(1,162)
Profit/(loss) for the year	7,459			27,119	29,594	(2,221)	14,293	4,664	352	1,702	10,804	(2,475)	694	(2,332)	(1,118)	(388)	1,040	(371)
Sustaining capital expenditure	(796)	(791)	(5)	(3,323)	(2,019)	(619)	(1,104)	(268)	(28)	(499)	499	(1,304)	(322)	(488)	(164)	—	(330)	—
Ore reserve development	(1,354)	(1,354)	—	(4,181)	(1,577)	(629)	(947)	—	—	—	(1)	(2,604)	(1,177)	(930)	(497)	—	—	—
Growth projects	(2,411)	(2,411)	—	(675)	(203)	—	(203)	—	—	—	—	(472)	—	(198)	(7)	—	(47)	(220)
Total capital expenditure	(4,561)	(4,556)	(5)	(8,179)	(3,799)	(1,248)	(2,254)	(268)	(28)	(499)	498	(4,380)	(1,499)	(1,616)	(668)	—	(377)	(220)

1 *Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue*

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2.2 Sandouville nickel refinery and Century zinc retreatment operation

	31 December 2023						31 December 2022		
Figures in million – SA rand	Total EU operations	Sandouville nickel refinery	and reconciling items[1]	Total AUS operations	Century zinc retreatment operation[2]	Corporate and reconciling items[1]	Total EU operations	Sandouville nickel refinery[3]	and reconciling items[1]
Revenue	**3,024**	3,024	—	**2,251**	2,251	—	**3,140**	3,140	—
Underground	**—**	—	—	**—**	—	—	**—**	—	—
Surface	**—**	—	—	**2,251**	2,251	—	**—**	—	—
Recycling/processing	**3,024**	3,024	—	**—**	—	—	**3,140**	3,140	—
Cost of sales, before amortisation and depreciation	**(4,329)**	(4,329)	—	**(2,256)**	(2,256)	—	**(3,631)**	(3,631)	—
Underground	**—**	—	—	**—**	—	—	**—**	—	—
Surface	**—**	—	—	**(2,256)**	(2,256)	—	**—**	—	—
Recycling/processing	**(4,329)**	(4,329)	—	**—**	—	—	**(3,631)**	(3,631)	—
Amortisation and depreciation	**(206)**	(199)	(7)	**(1,059)**	(1,059)	—	**(158)**	(153)	(5)
Interest income	**53**	—	53	**10**	6	4	**—**	—	—
Finance expense	**(67)**	(13)	(54)	**(184)**	(158)	(26)	**(15)**	(13)	(2)
Share-based payments	**6**	(8)	14	**—**	—	—	**—**	—	—
(Loss)/gain on financial instruments	**(168)**	44	(212)	**515**	515	—	**144**	—	144
Gain/(loss) on foreign exchange differences	**55**	55	—	**(39)**	(4)	(35)	**(49)**	9	(58)
Share of results of equity-accounted investees after tax	**—**	—	—	**—**	—	—	**—**	—	—
Other costs	**(2,096)**	(1,962)	(134)	**(223)**	(223)	—	**(116)**	(31)	(85)
Other income	**102**	95	7	**42**	42	—	**45**	44	1
Gain/(loss) on disposal of property, plant and equipment	**—**	—	—	**—**	—	—	**—**	—	—
Impairments	**(1,607)**	(1,607)	—	**(3,689)**	(3,689)	—	**—**	—	—
Occupational healthcare gain	**—**	—	—	**—**	—	—	**—**	—	—
Restructuring costs	**—**	—	—	**—**	—	—	**—**	—	—
Transaction costs	**—**	—	—	**(2)**	—	(2)	**—**	—	—
Royalties and carbon tax	**—**	—	—	**(131)**	(131)	—	**—**	—	—
Mining and income tax	**(44)**	—	(44)	**(2)**	—	(2)	**(39)**	—	(39)
Current taxation	**(80)**	—	(80)	**(2)**	—	(2)	**—**	—	—
Deferred taxation	**36**	—	36	**—**	—	—	**(39)**	—	(39)
Loss for the year	**(5,277)**	(4,900)	(377)	**(4,767)**	(4,706)	(61)	**(679)**	(635)	(44)
Sustaining capital expenditure	**(248)**	(248)	—	**(114)**	(114)	—	**(90)**	(90)	—
Ore reserve development	**—**	—	—	**—**	—	—	**—**	—	—
Growth projects	**(2,470)**	—	(2,470)	**(51)**	(51)	—	**(729)**	—	(729)
Total capital expenditure	**(2,718)**	(248)	(2,470)	**(165)**	(165)	—	**(819)**	(90)	(729)

1 *Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber*

2 *Century's results are included for the 10 months ended 31 December 2023 since the effective date of acquisition (see note 11.1)*

3 *Sandouville nickel refinery's results are included for the eleven months ended 31 December 2022 since the effective date of acquisition*

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3. Revenue

The Group's sources of revenue are:

Figures in million – SA rand	2023	2022	2021
Gold mining activities	**29,143**	17,842	28,358
PGM mining activities[1]	**66,275**	84,359	102,099
Nickel refining activities	**3,024**	3,140	—
Century zinc retreatment operation[2]	**2,580**	—	—
Recycling activities (US PGM)	**13,318**	32,267	40,710
Stream[1]	**509**	338	625
Toll treatment arrangement (SA PGM)[3]	**—**	105	521
Total revenue from contracts with customers	**114,849**	138,051	172,313
Adjustments relating to sales of PGM concentrate provisional pricing[4]	**(836)**	237	(119)
Adjustments relating to Zinc operation provisional pricing[4]	**(329)**	—	—
Total revenue[5]	**113,684**	138,288	172,194

1 The difference between revenue from PGM mining activities above and total revenue from PGM mining activities per the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton International (Wheaton Stream) in the above. Revenue relating to the Wheaton Stream is incorporated in the Group corporate segment as described in the segment report (see note 2)

2 The difference between revenue from zinc retreatment operation above and total revenue from zinc retreatment operation per the segment report relates to the separate disclosure of revenue related to adjustments on the provisional pricing on zinc sales

3 This relates to revenue recognised in respect of a toll treatment arrangement entered into by Marikana during 2021. This arrangement concluded on 31 December 2021 and toll treatment revenue recognised for year ended 31 December 2022 represents revenue earned for the processing of material received before 31 December 2021

4 These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised

5 Total revenue for the year ended 31 December 2023 would have been R118,075 million if the acquisitions of Century (see note 11.1) and Kroondal (see note 11.3) was effective at 1 January 2023

Revenue per geographical region of the relevant operations:

Figures in million – SA rand	2023	2022	2021
Southern Africa (SA)	**84,736**	89,507	113,512
United States (US)[1]	**23,673**	45,641	58,682
Europe (EU)	**3,024**	3,140	—
Australia (AUS)	**2,251**	—	—
Total revenue	**113,684**	138,288	172,194

1 The difference between revenue generated by operations in the US and the revenue in the US PGM operations segment relates to the Wheaton Stream

Percentage of revenue per segment based on the geographical location of customers purchasing from the Group:

Gold


2023
44%
56%
SA UK
2022
39%
61%
SA UK
2021
33%
67%
SA UK

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NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued

PGM


2023
18%
14%
22%
46%
2022
19%
12%
22%
47%
2021
16%
14%
16%
54%
SA
UK
USA
Other

Sandouville nickel refinery


16%
21%
7%
5%
9%
14%
28%
UK
USA
Luxembourg
Other
Belgium
France
Germany
13%
4%
4%
8%
8%
63%
Switzerland
Netherlands
Japan
Belgium
France
Other

Century zinc retreatment operation


2023
14%
9%
37%
40%
Singapore
China
Switzerland
Other

Revenue generated per product:

Figures in million – SA rand	2023	2022	2021
Gold	**30,257**	18,812	29,533
PGMs	**71,090**	111,070	137,958
Platinum	**19,775**	17,826	21,238
Palladium	**25,271**	42,275	52,859
Rhodium	**21,991**	47,166	59,828
Iridium	**2,883**	2,480	2,694
Ruthenium	**1,170**	1,323	1,339
Chrome	**5,165**	3,481	2,259
Nickel[1]	**4,334**	4,305	1,420
Zinc[2]	**2,126**	—	—
Other[3]	**712**	620	1,024
Total revenue	**113,684**	138,288	172,194

1 *For the year ended 31 December 2023, nickel includes R560 million (2022: R870 million) nickel salts and R2,343 million (2022: R2,020 million) nickel metal sold by Sandouville nickel refinery. The remaining nickel for the year ended 31 December 2023 and for the years ended 31 December 2022 and 2021 was sold from the Group's SA PGM and US PGM operations*

2 *Zinc sales are from the Century zinc retreatment operation since the effective date of acquisition (see note 11.1)*

3 *Other primarily includes revenue from silver, cobalt and copper sales. For the year ended 31 December 2022 and 31 December 2021, revenue from the Marikana toll treatment arrangement of R105 million and R521 million is included, respectively*

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NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 26

4. Finance expense Figures in million – SA rand Notes 2023 2022 2021 Interest charge on: Borrowings (interest) 12 (1,192) (1,046) (801) Borrowings (unwinding of amortised cost) 12 (359) (216) (302) Lease liabilities (43) (31) (29) Environmental rehabilitation obligation (758) (611) (615) Occupational healthcare obligation (70) (85) (77) Deferred payment (related to the Rustenburg operation acquisition) 15 (85) (266) (158) Deferred revenue1 (327) (326) (309) Deferred consideration (related to Pandora acquisition) (3) (18) (54) Marikana dividend obligation 15 (236) (165) (87) Other (226) (76) (64) Total finance expense (3,299) (2,840) (2,496) 1 For the year ended 31 December 2023, interest expense includes non-cash interest of R299 million (2022: R326 million, 2021: R309 million) relating to the Wheaton Stream. Although there is no cash financing cost related to this arrangement, IFRS 15 requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations. A discount rate of 4.6% and 5.2% was used for the Wheaton palladium and gold stream, respectively 5. Gain/(loss) on financial instruments Figures in million – SA rand Notes 2023 2022 2021 Fair value loss on gold hedge contracts1 (140) — — Fair value gain/(loss) on palladium hedge contract2 72 (241) 234 Fair value gain on zinc hedge contracts3 491 — — Fair value gain/(loss) on cash-settled share-based payment obligations (Rustenburg and Marikana B-BBEE transactions) 14 1,589 (2,155) (1,264) Loss on the revised cash flow of the Rustenburg operation deferred payment 15 (4) (773) (4,653) Fair value loss on derivative instrument 12 (2,136) — — Gain/(loss) on the revised cash flow of the Burnstone Debt 12 32 (776) (2) Gain/(loss) on the revised cash flow of the Marikana dividend obligation 15 548 (650) (468) Fair value loss on contingent consideration (Kroondal acquisition) 15 (137) — — Fair value loss on Keliber dividend obligation 15 (287) — — Fair value gain on other investments 116 152 — Other 91 164 (126) Total gain/(loss) on financial instruments 235 (4,279) (6,279) 1 On 3 May 2023, Sibanye Gold Proprietary Limited (SGL) concluded a gold hedge agreement which commenced on 4 May 2023. The agreement is structured at monthly average prices, comprising the delivery of 154,320 ounces of gold over 12 months (12,860 ounces per month) with a zero cost collar which establishes a floor and cap of R34,214 and R46,050 per ounce, respectively. On 17 November 2023, SGL concluded two additional gold hedge agreements which commenced on 17 November 2023. The agreements are structured at monthly average prices, comprising the delivery of 120,000 and 240,000 ounces of gold over 12 months, respectively. The agreements have a zero cost collar which establishes a floor of R34,214 per ounce for both agreements and cap of R43,545 and R43,800 per ounce, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss 2 On 17 January 2020, Stillwater Mining Company concluded a palladium hedge agreement which commenced on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum and a maximum cap of US$1,500 and US$3,400 per ounce, respectively. On 24 March 2021, Stillwater Mining Company concluded an additional palladium hedge agreement commencing on 28 February 2022, comprising the delivery of 140,000 ounces of palladium over a 14-month period (10,000 ounces per month) with a zero cost collar which establishes a minimum floor and a maximum cap of US$1,800 and US$3,300 per ounce, respectively. The hedge agreement concluded in March 2023. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss 3 Century mine concluded a hedge agreement on 15 June 2021 for 90,000 tonnes of payable zinc over three years which commenced July 2021 to June 2024 in equal monthly deliveries (2,500 tonnes per month) at a fixed monthly price of A$3,717/t net of all fees and costs. In November 2021, Century mine concluded an additional hedge agreement for 90,000 tonnes of payable zinc for two years (3,750 tonnes per month) which commenced January 2022 to December 2023 at a fixed price of A$3,938/t net of all fees and costs. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 27 'b G < > - 6. Other costs and other income 6.1 Other costs Figures in million – SA rand Note 2023 2022 2021 Care and maintenance (1,378) (794) (737) Loss due to dilution of interest in joint operation — — (4) Non-recurring COVID-19 costs — — (3) Corporate and social investment costs (149) (237) (288) Cost incurred on employee and community trusts (469) (429) (744) Onerous contract provision 13 (1,865) — — Exploration costs (183) (12) (12) Non-mining royalties (84) (235) (327) Strike related costs (3) (258) — Service entity costs (366) (569) (534) Loss on deconsolidation of a subsidiary — (309) — Other (1,361) (836) (369) Total other costs (5,858) (3,679) (3,018) 6.2 Other income Figures in million – SA rand Note 2023 2022 2021 Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable 45 71 167 Service entity income 497 464 398 Gain on remeasurement of previous interest in Kroondal 11.3 298 — — Sundry income 387 429 183 Profit on sale of Lonmin Canada — 145 — Gain on increase in equity-accounted investment 5 — — Profit on sale of St Helena Hospital — — 16 Gain on deregistration of a subsidiary — 1 — Total other income 1,232 1,110 764 7. (Impairments)/reversal of impairments The Group performed its annual impairment testing for goodwill and cash-generating units (CGUs) where impairment indicators were present at 31 December 2023. The below table provides a breakdown of the (impairments)/reversal of impairments recognised for each year ended. Figures in million – SA rand 2023 2022 2021 Impairment of mining assets (38,492) (1) (5,120) Impairment of right-of-use assets — mining assets — — (28) Impairment of intangible assets (86) — — Impairment of goodwill (8,435) — — Impairment of investment in equity-accounted investee1 (423) — — Impairment of loan to equity-accounted investee (18) — — Other reversal of impairment — 7 — Total (impairments)/reversal of impairments (47,454) 6 (5,148) 1 A 5.3% decrease in the expected life-of-mine average recovered grade due to plant recoveries being affected by a change in the mineralogy of the ore, combined with above inflationary increases in working costs, resulted in a decrease in the expected future net cash flows from Mimosa. The lower value in use led to an after tax equity accounted impairment of property, plant and equipment amounting to R1,384 million (see note 9.3) and the further impairment of the investment in the equity-accounted investee of R423 million (included in SA PGM in the segment report — see note 2). The weighted average PGM (4E) basket price, nominal discount rate and life-of-mine used in the Mimosa impairment assessment was R26,632/4Eoz, 31.2% and 11 years, respectively. The recoverable amount was determined as R2,757 million OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 28 'b G < > - The impairment of mining assets and goodwill for the year ended 31 December 2023 relates to the following classes of assets: Figures in million – SA rand Stillwater1 Sandouville nickel refinery2 Century retreatment operation3 Burnstone4 Kloof5 Other1 Total Mine development, infrastructure and other 10,222 1,430 2,434 1,115 1,616 27 16,844 Land, mineral rights and rehabilitation 20,326 67 843 — — — 21,236 Exploration and evaluation assets — — 412 — — — 412 Intangible assets — 86 — — — — 86 Goodwill 8,352 23 — — — 60 8,435 Total impairment 38,900 1,606 3,689 1,115 1,616 87 47,013 1 Various operational constraints, as previously reported, in the ramp-up of the Blitz project, coupled with higher than inflation increases in operating costs and a decrease in medium to long-term forecast palladium prices, resulted in a decrease in the expected future net cash flows from the US PGM operation. The higher weighted average cost of capital, driven by a higher beta, in combination with the aforementioned factors, contributed to the reduced value in use at year end, which led to an impairment of property, plant and equipment and goodwill amounting to R38,900 million. In addition, goodwill allocated to the US PGM operation amounting to R60 million pertaining to the acquisition of SFA (Oxford) was impaired 2 An onerous supply contract (see note 13), higher fixed and variable costs, significantly reduced expected sustainable production volumes and higher than initially expected sustaining capital expenditure, resulted in the decrease in expected future net cash flows from the Sandouville nickel refinery. This, together with lower nickel prices, reduced the value in use at year end and led to an impairment of property, plant and equipment, intangible assets and goodwill amounting to R1,606 million. Further studies are currently ongoing to determine the future optimal usage of infrastructure at the Sandouville nickel refinery 3 Lower than expected production volumes, above inflationary increases in operating costs, higher sustaining capital, the approaching end of life-of-mine and the diminishing window of opportunity to develop and operate the expansion projects concurrent with the ongoing operation, resulted in a decrease in the expected future net cash flows from the Century zinc retreatment operation. The lower value in use led to an impairment of property, plant and equipment amounting to R3,689 million 4 Consistent with the requirements of the Group’s capital allocation framework, the Burnstone project (included in the SA Gold corporate and reconciling items reportable segment) will be delayed and is expected to ramp-up again during 2025. The additional costs during the delay, the deferral of mine ramp-up and higher weighted average cost of capital due to an increase in the beta, risk free rate and cost of debt, has resulted in a decrease in the expected future net cash flows from Burnstone. The lower value in use led to an impairment of property, plant and equipment amounting to R1,115 million 5 Operational constraints, including seismicity and cooling, at the Kloof 4 shaft, compounded by the shaft incident during H2 2023 that damaged the shaft infrastructure, resulted in a severe deterioration in productivity that negatively impacted the financial viability of the Kloof 4 shaft. Consequently, during 2023, following a consultative process, the Group announced the closure of Kloof 4 shaft, which led to the specific impairment of property, plant and equipment amounting to R1,616 million The assumptions applied in the value in use impairment calculation as well as the recoverable amount for each of the cash-generating units (CGU) impacted by the impairments are set out below: Stillwater Sandouville nickel refinery Century zinc retreatment operation Burnstone Weighted average PGM (2E) basket price1 US$/2Eoz 1,281 Weighted average nickel price1 US$/lbs 8.9 Weighted average cobalt price1 US$/lbs 15.8 Weighted average zinc price1 A$/t 3,873 Weighted average gold price1 R/kg 1,012,625 Inflation rate2% 2.5 1.6 2.9 6.0 Nominal discount rate3% 12.0 7.4 9.3 18.9 Life-of-mine4 (life-of-refinery) years 46 23 4 25 Recoverable amount R' million 22,246 — — 3,799 1 The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts 2 The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows 3 The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs 4 Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 29 'b G < > - The Group's estimates and assumptions used in the 31 December 2023 impairment testing include: Gold operations1 PGM operations Europe (Sandouville nickel refinery)2 AUS operatio ns 2023 2022 2021 2023 2022 2021 2023 2022 2023 Average gold price3,5 R/kg 1,072,364 869,035 773,398 Average PGM (4E) basket price4,5 R/4Eoz 29,124 27,566 24,422 Average PGM (2E) basket price5 US$/2Eoz 1,281 1,334 1,180 Average nickel price5 US$/lbs 8.9 8.3 Average cobalt price5 US$/lbs 15.8 22.1 Average zinc price5 A$/t 3,873 Nominal discount rate — South Africa6,7% 13.7 - 15.8 13.9 - 15.8 11.5 - 13.5 22.5 - 22.7 22.5 - 22.6 20.0 Nominal discount rate — US7% 12.0 12.9 8.3 Nominal discount rate — Europe7% 7.4 9.8 Nominal discount rate — Australia7% 9.3 Inflation rate — South Africa3,8% 6.0 6.5 6.0 6.0 6.5 6.0 Inflation rate — US8% 2.5 4.0 2.0 Inflation rate — Europe8% 1.6 2.5 Inflation rate — Australia8% 2.9 Life-of-mine3,9 years 4 - 11 4 - 10 4 - 9 14 - 47 15 - 49 17 - 50 23 24 4 1 Include the operating gold mines Driefontein, Kloof and Beatrix 2 The Keliber impairment assessment at 31 December 2023 applied an average lithium hydroxide price of US$22,933/t, nominal discount rate of 10.1%, inflation rate of 2% and a life-of-mine of 24 years 3 The estimates and assumptions used in the impairment assessment of the Burnstone project include an average gold price of R1,012,625/kg (2022: R793,473/kg, 2021: R729,270/kg), inflation rate of 6.0% (2022: 6.5%, 2021: 6.0%) and life-of-mine of 25 years (2022: 22 years, 2021: 24 years) 4 The average PGM basket price used on the Mimosa equity-accounted joint venture was R26,632/4Eoz (2022: R25,420/4Eoz, 2021: R21,943/4Eoz) 5 The average prices and the exchange rate were derived by considering various bank and commodity broker consensus forecasts 6 Nominal discount rate for the Burnstone project is 18.9% (2022: 17.4%, 2021: 15.3%) and for the equity-accounted joint venture Mimosa, 31.2% (2022: 30.7%, 2021: 24.4%) 7 The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs 8 The inflation rate is based on the expected forecast inflation rate in the geographical region which most affects the CGU's cash flows 9 Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves The cash flows are based on the annual life-of-mine plan that takes into account the following: • Proved and probable ore reserves of the CGUs • Cash flows are based on the life-of-mine plan • Sustaining capital expenditure estimates over the life-of-mine plan Results of impairment assessments for the Group's gold operations, SA PGM operations and goodwill allocated to other CGUs Other than the impairments described above, no further impairment was identified for the Group's gold and SA PGM CGUs with allocated goodwill. However, holding all other assumptions constant, a decrease in the average gold price used for Kloof (R1,064,988/kg) exceeding 6.3% will result in impairment. Management believes that currently, there are no reasonably possible changes in the assumptions used to assess impairment, which would lead to an impairment for any of the Group's CGUs, other than Kloof. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 30 'b G < > -

8. Mining and income tax Reconciliation of the Group’s mining and income tax to the South African statutory company tax rate of 27% (2022 and 2021: 28%): Figures in million – SA rand 2023 2022 2021 Tax on loss/(profit) before tax at maximum South African statutory company tax rate (27% (2022 and 2021: 28%)) 10,758 (7,813) (13,316) South African gold mining tax formula rate adjustment 236 19 63 US state tax adjustment1 1,121 (168) — US statutory tax rate adjustment1 (2,176) 181 466 Deferred tax rate differentials — 16 — Non-deductible amortisation and depreciation (2) (2) (13) Non-taxable dividend received 1 4 7 Non-deductible finance expense (180) (196) (108) Non-deductible share-based payments (7) (7) (42) Non-deductible loss on fair value of financial instruments (101) (976) (1,021) Non-taxable gain on acquisition 243 — — Non-taxable gain on foreign exchange differences 463 22 47 Non-taxable share of results of equity-accounted investees (317) 360 557 (Non-deductible impairments)/non-taxable reversal of impairments (2,392) 1 (22) Non-deductible transaction costs (158) (76) (69) Tax adjustment in respect of prior periods 10 (35) 386 Net other non-taxable income and non-deductible expenditure (272) 324 351 Change in estimated deferred tax rate (726) 53 86 Unrecognised or derecognised deferred tax assets2 (4,085) (631) (1,133) Mining and income tax 2,416 (8,924) (13,761) Effective tax rate 6% 32% 29% 1 The US statutory rate adjustment relates to the difference between the US federal tax rate (21%) and the South African statutory company tax rate (27%). The US is also subject to state taxes for which adjustment has been made 2 The amount for the year ended 31 December 2023 relates mainly to unrecognised deferred tax assets at Sandouville nickel refinery of R1,358 million, Century of R1,319 million, Burnstone of R436 million, Cooke of R278 million and SGL of R384 million. The amount for the year ended 31 December 2022 mainly consist of deferred tax assets not recognised of R86 million at SGL, R227 million at Cooke and R287 million at Burnstone. The amount for year ended 31 December 2021 include the derecognition of deferred tax assets of R837 million relating to deductible temporary differences, that could no longer be recognised due to the impairment of the mining assets in the SA gold operations 9. Earnings per share 9.1 Basic earnings per share Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year. 2023 2022 2021 Weighted average number of shares Ordinary shares in issue (’000) 2,830,567 2,830,370 2,808,406 Adjustment for weighting of ordinary shares in issue (’000) (39) (4,285) 90,398 Weighted average number of shares (’000) 2,830,528 2,826,085 2,898,804 Profit attributable to owners of Sibanye-Stillwater (SA rand million) (37,772) 18,396 33,054 Basic EPS (cents) (1,334) 651 1,140 9.2 Diluted earnings per share Diluted EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the diluted number of ordinary shares in issue during the year. Dilutive shares are the number of potentially dilutive ordinary shares that could be issued as a result of share awards granted to employees under the equity-settled share-based payment schemes. 2023 2022 2021 Diluted weighted average number of shares Weighted average number of shares (’000) 2,830,528 2,826,085 2,898,804 Potential ordinary shares (’000) 39 4,696 28,442 Diluted weighted average number of shares (’000) 2,830,567 2,830,781 2,927,246 Diluted basic EPS (cents) (1,334) 650 1,129 OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 31 'b G < > - 9.3 Headline earnings per share Headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year. Reconciliation of profit attributable to owners of Sibanye-Stillwater to headline earnings: Figures in million – SA rand unless otherwise stated Notes Gross Net of tax 2023 Loss attributable to owners of Sibanye-Stillwater (37,772) Gain on disposal of property, plant and equipment (105) (79) Impairments 7 47,454 41,106 Gain on remeasurement of previous interest in Kroondal 11.3 (298) (298) Gain on acquisition 11.3 (898) (898) Impairment recognised by equity-accounted investee, net of tax 7 1,384 1,384 Foreign exchange movement recycled through profit or loss (1,663) (1,663) Re-measurement items, attributable to NCI 4 Headline earnings 1,784 Weighted average number of shares (’000) 2,830,528 Headline EPS (cents) 63 2022 Profit attributable to owners of Sibanye-Stillwater 18,396 Gain on disposal of property, plant and equipment (162) (128) Reversal of impairments (6) (4) Loss on deconsolidation of subsidiaries 308 308 Profit on sale of Lonmin Canada (145) (145) Foreign exchange movement recycled through profit or loss (14) (14) Re-measurement items, attributable to NCI 9 Headline earnings 18,422 Weighted average number of shares (’000) 2,826,085 Headline EPS (cents) 652 2021 Profit attributable to owners of Sibanye-Stillwater 33,054 Gain on disposal of property, plant and equipment (36) (27) Impairments 5,148 3,861 Profit on sale of St Helena Hospital (16) (12) Derecognition of property, plant and equipment in Marathon project 2 2 Re-measurement items, attributable to NCI — Headline earnings 36,878 Weighted average number of shares (’000) 2,898,804 Headline EPS (cents) 1,272 9.4 Diluted headline earnings per share Diluted headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year. 2023 2022 2021 Diluted headline earnings (R' million) 1,784 18,422 36,878 Diluted weighted average number of shares (’000) 2,830,567 2,830,781 2,927,246 Diluted headline EPS (cents) 63 651 1,260 OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 32 'b G < > - 10. Other investments The Group holds the following investments: Figures in million – SA rand 2023 2022 2021 Designated at FVTOCI investments: Rand Mutual Assurance Company Limited 166 149 140 Furuya Metal Company Limited1 500 455 668 Aldebaran2 304 238 241 Generation Mining Limited3 106 322 144 ioneer Limited4 277 643 1,353 Century5 — 258 698 Other 22 98 123 Mandatorily measured at FVTPL investments: Verkor S.A. (Verkor)6 951 554 — EnHyWhere 107 78 — Other 452 380 — Amortised cost investments 294 165 — Total other investments 3,179 3,340 3,367 1 The Group holds approximately 4.7% in Furuya Metal Company Limited which is incorporated in Japan and listed on the Tokyo Stock Exchange. Its main business is the manufacture/sale of industrial-use precious metals 2 The Group holds 14.35% in Aldebaran which is incorporated in Canada and listed on the Toronto Stock Exchange (TSX). Aldebaran is a mineral exploration company 3 The Group holds 13.90% in Generation Mining Limited which is incorporated in Canada and listed on the TSX. Generation Mining Limited is in the process of developing the Marathon copper-palladium project 4 The Group holds 6.91% in ioneer Limited (ioneer) which is incorporated in Australia. ioneer is an emerging lithium-boron producer listed on the Australian Securities Exchange (ASX) and currently owns 100% of the Rhyolite Ridge lithium-boron project (Rhyolite Ridge) in Nevada in the US. Sibanye-Stillwater reached an agreement with ioneer to establish a 50% joint venture to develop Rhyolite Ridge, which was still subject to the fulfilment of certain conditions precedent at 31 December 2023. As announced by the Group on 13 January 2023, ioneer received a conditional commitment for a proposed loan of up to US$700 million from the US Department of Energy to support the development of Rhyolite Ridge 5 On 27 October 2021, Sibanye-Stillwater entered into a subscription agreement with Century Resources Limited incorporated in Australia (and listed on the ASX), where the Group agreed to purchase ordinary shares as part of a capital raising by Century. The aggregate investment represented a 19.9% ownership interest at 31 December 2022. The Group acquired a 100% shareholding in Century during 2023 (see note 11.1) 6 On 22 March 2022, the Group, through its wholly-owned subsidiary, Sibanye Battery Metals Proprietary Limited, invested in Verkor by subscribing for a €25 million (R409 million) convertible bond. Verkor is a French Gigafactory project aiming to enter the European battery materials market as a manufacturer of low-carbon footprint batteries for application in electric vehicles and large-scale stationary storage markets. The convertible bond was converted into preference shares during September 2023. The convertible bond was recognised as an investment measured at fair value, with net gains and losses recognised in profit or loss. Subsequent to conversion, the preference shares continue to be measured at fair value through profit or loss. During September 2023, the Group also subscribed for a further €15 million (R303 million) preference share investment, which is measured at fair value through profit or loss. The fair value of the total investment in Verkor amounted to R951 million at 31 December 2023 (2022: R554 million), with R93 million (2022: R145 million) recognised as a fair value gain for the year ended 31 December 2023 11. Acquisitions and shareholder transactions 11.1 Century business combination On 21 February 2023, Sibanye-Stillwater announced the launch of an off-market takeover offer, through its wholly-owned subsidiary Sibanye Resources Australia Proprietary Limited, at A$1.10 cash consideration per share for all the shares in Century that Sibanye-Stillwater did not own. Century is an Australian base metal producer with zinc assets and a brownfield copper development project, which operates Australia's largest hydraulic mine at the Century Mine in Queensland, extracting, processing and marketing zinc recovered from historical tailings. The takeover is in line with the Group’s strategy to invest in the circular economy and to be a global leader in tailings retreatment and recycling. Prior to the takeover offer, Sibanye-Stillwater was the largest shareholder in Century with a shareholding of 19.9%. On 22 February 2023, Sibanye-Stillwater obtained a controlling shareholding of 50.15% in Century through the on-market purchase of shares, therefore being the effective acquisition date. Century's financial results were consolidated from the effective date. For the ten months ended 31 December 2023, Century contributed revenue of R2,251 million (A$184 million) and a net loss of R4,767 million (A$377 million) to the Group's results. Century's pro forma revenue and net loss would have been R3,085 million (A$253 million) and R5,062 million (A$403 million), respectively, had the acquisition been effective from 1 January 2023. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2023. The functional currency of Century is the Australian dollar. The purchase price allocation on the effective date was prepared on a provisional basis in accordance with IFRS 3 Business Combinations (IFRS 3) for, amongst others, property, plant and equipment, contingent liabilities, provisions, as well as any deferred tax implications. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 33 'b G < > - Consideration The fair value of the consideration, including previous interest held is as follows: Figures in million – SA rand 2023 Total fair value of investment in Century prior to acquisition 730 Fair value of original investment in Century1 357 Consideration paid for investment in associate2 373 Cash consideration paid to obtain control3 194 Total consideration 924 1 This represents Sibanye-Stillwater's 19.89% investment in Century acquired in 2021. Sibanye-Stillwater held 26,184,675 shares which were revalued at A$1.1 per share, being the offer price for the take-over, directly before the acquisition of Century. A fair value gain of R99 million was recognised in fair value adjustment on other investments as detailed in other comprehensive income 2 This represents 27,245,481 shares purchased by Sibanye-Stillwater at A$1.1 per share on 21 February 2023 for a cash consideration of A$30 million (R373 million). With this share purchase Sibanye-Stillwater obtained an additional 20.69% interest in Century, resulting in a total shareholding of 40.58% prior to the acquisition date 3 The cash consideration paid to obtain control was for the purchase of 14,257,682 shares at A$1.1 per share on 22 February 2023, amounting to A$15.7 million (R194 million) and an additional 9.57% interest in Century, resulting in a total shareholding of 50.15% Acquisition related costs The Group incurred total acquisition related costs of R18 million for the year ended 31 December 2023 on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred. Identified assets acquired and liabilities assumed The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date: Figures in million – SA rand 2023 Property, plant and equipment2 4,610 Right-of-use assets1 293 Other receivables1 142 Environmental rehabilitation obligation funds1 329 Inventories1,2 422 Trade and other receivables1 262 Cash and cash equivalents1,3 418 Lease liabilities1 (315) Environmental rehabilitation obligation and other provisions2 (2,363) Other payables1,2 (863) Borrowings1 (3) Deferred revenue1 (198) Trade and other payables1 (606) Tax and royalties payable1 (285) Fair value of identifiable net assets acquired 1,843 1 Carrying value approximate fair value, except as detailed in footnote 2 below 2 Fair value of assets and liabilities for which the carrying value does not approximate fair value, excluding those not within the IFRS 3 measurement scope, were determined as follows: • The fair value of property, plant and equipment was based on an income approach consisting of a discounted cash flow model, and where necessary, fair values were limited to the relevant depreciated replacement cost • The fair value of inventories in respect of zinc concentrate was based on an assessment of net realisable value • The fair value of the environmental rehabilitation obligation was calculated using a discounted cash flow model considering the cost of rehabilitating and decommissioning the mine and relevant infrastructure • The fair value of a financial liability, included in other payables, was based on an income approach consisting of a discounted cash flow model • The fair value of a zinc hedge liability, included in other payables, was valued through a third party module based on the specifications of the existing hedge agreements and utilising relevant LME price inputs 3 The transaction results in net cash acquired of R224 million based on cash and cash equivalents acquired of R418 million and cash consideration paid of R194 million The table below summarises the value of the consideration paid and NCI recognised at the date of acquisition: Figures in million – SA rand 2023 Consideration 924 Fair value of identifiable net assets acquired (1,843) NCI1 (919) 1 The amount recognised as NCI represents the NCI holders' effective proportionate share (49.85%) in the fair value of the identifiable net assets acquired OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 34 'b G < > -

Subsequent shareholder transactions Sibanye-Stillwater acquired additional shares in Century through its original take-over offer subsequent to the effective date of the acquisition. On 10 May 2023, Sibanye-Stillwater, through on-and off-market trades, obtained a 100% interest in Century through cash consideration paid of A$74 million (R906 million) for the additional 49.85% interest in Century. The table below illustrates the effect of the remaining interest acquired in Century on equity attributable to the owners of Sibanye-Stillwater for the year ended 31 December 2023: Figures in million – SA rand 2023 Consideration paid for acquiring the remaining 49.85% interest in Century (906) Carrying value of NCI 914 Total impact on equity attributable to owners of Sibanye-Stillwater1 8 1 The amount includes R13 million increase on accumulated profit and R5 million decrease on other reserves in respect of foreign currency translation reserve 11.2 Transactions with Keliber shareholders On 25 April 2023 the Finnish Minerals Group increased its holding in Keliber from 14% to 20% by subscribing for EUR53.9 million (R1,096 million) of a EUR104 million rights issue. The Group's portion of the subscription (through wholly-owned subsidiary, Keliber Lithium Proprietary Limited) amounted to EUR50.2 million (R1,009 million), which is eliminated on a Sibanye-Stillwater Group level. In addition to the rights issue, other minority shareholders in Keliber (which held 0.79% of the total Keliber shareholding) for which the Group previously recognised an accelerated put option liability at 31 December 2022, received and accepted voluntary offers at the same share price (EUR157.28 per share) as the voluntary offer that concluded in 2022. A total payment of EUR5.2 million (R103 million) was made by the Group to all the shareholders who accepted the voluntary offers during June 2023. Following these transactions, the Finnish Minerals Group holds 20% in Keliber, the Group retained 79.82%, while other minority shareholders hold the balance of the shares in Keliber. The table below summarises the above transactions that occurred during 2023 and the impact thereof on the equity attributable to the owners of Sibanye-Stillwater: Figures in million – SA rand 2023 Rights issue and voluntary offers Cash consideration paid on rights issue subscription by the Group (1,009) Payment eliminated on consolidation 1,009 Cash consideration received from rights issue subscription by NCI 1,096 Cash consideration paid by the Group to NCI on voluntary offer (103) Net cash received by the Group 993 Net reattribution of equity (accumulated profit and foreign currency translation reserve) (596) Net increase in equity attributable to the owners of Sibanye-Stillwater as a result of the transactions with Keliber shareholders 397 Increase in accumulated profit 463 Decrease in foreign currency translation reserve (66) Increase in NCI 700 Net increase in total equity as a result of the transactions with Keliber shareholders 1,097 11.3 Kroondal business combination On 31 January 2022, Sibanye-Stillwater announced that, through its subsidiary Sibanye Rustenburg Platinum Mines Limited (SRPM), it had entered into an agreement with RPM a subsidiary of Anglo American Platinum Limited (AAP), whereby the Group would assume full ownership of the Kroondal operation with SRPM acquiring RPM's 50% ownership in the pool and share agreement (Kroondal PSA) between Kroondal Operations Proprietary Limited (wholly-owned subsidiary of the Group) and RPM. On 1 November 2023, Sibanye-Stillwater announced that the transaction had been brought forward and all conditions precedent had either been met or waived in order for SRPM to acquire RPM's 50% share in the Kroondal PSA effective 1 November 2023 (acquisition date). The implementation of the transaction (as announced on 31 January 2022) was subject to key conditions precedent such as the relevant regulatory approvals and required consent to transfer RPM's mining right to SRPM. Another key condition precedent was the delivery of 1,350,000 4E ounces by the Kroondal operation to RPM's designated smelters through the mining of both the Kroondal PSA orebody and SRPM orebody and the Klipfontein open pit operation. In order to expedite the transaction, this condition was waived in return for SRPM paying a contingent consideration to RPM until the full agreed number of ounces are delivered, which is expected to conclude in Q2 2024. The transaction also includes a contingent payment related to the mining of the Merensky Reef mining area, however since Sibanye-Stillwater currently does not plan to mine this area, no consideration was included as part of the business combination. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 35 'b G < > - The conclusion of this transaction allows for the Group to extend the Kroondal operation's operating life, which was constrained by the existing Kroondal PSA and which has been transferred to SRPM on the effective date of the transaction. The Group will be able to realise the true potential of the adjacent resources by utilising the mechanised and low-cost Kroondal operation to mine across the boundary with SRPM and accelerate the extraction of more remote areas of the SRPM orebody, which is expected to sustain employment in the Group and ensure the creation of significant value. Kroondal's financial results were fully consolidated from the effective date. For the two months ended 31 December 2023, Kroondal contributed revenue of R1,006 million and a net profit of R609 million (includes a gain on acquisition of R898 million) to the Group's results. Kroondal's pro forma revenue and net profit would have been R8,120 million and R1,387 million (includes a gain on acquisition of R898 million), respectively, had the acquisition been effective from 1 January 2023. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2023. The functional currency of Kroondal is SA rand. The purchase price allocation on the effective date was prepared on a provisional basis in accordance with IFRS 3 for, amongst others, property, plant and equipment, contingent liabilities, provisions, as well as any deferred tax implications. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised. Consideration The fair value of the consideration, including previous interest held is as follows: Figures in million – SA rand 2023 Cash consideration -* Fair value of previously held interest1 2,354 Total contingent consideration 1,433 Contingent consideration related to delivery of agreed ounces2 333 Contingent consideration related to AAP receivable portion3 1,100 Total consideration 3,787 * Cash consideration of R1 1 The fair value of the previously held interest in the Kroondal joint operation includes cash and cash equivalents of R489 million. The remeasurement of the Group's previous interest in Kroondal resulted in a gain of R298 million, which is included in other income (see note 6.2) 2 Sibanye-Stillwater agreed to pay RPM a contingent consideration based on a percentage of the cumulative pre-tax cash flows of the Kroondal PSA (effective 1 November 2023) until the total 1,350,000 4E ounces (on a 100% basis) are delivered to RPM (agreed PSA ounces). At the effective date, approximately 204,517 4E ounces were still outstanding in terms of the Kroondal PSA and will continue to be delivered under the terms of the purchase of concentrate (PoC) arrangement. The percentage is determined based on a sliding scale/specific ranges of the PGM basket price included in the sale agreement. Sibanye-Stillwater will not make any payment to RPM if the cumulative pre-tax cash flows of the Kroondal PSA is negative. The contingent consideration at the effective date was calculated using an average 4E PGM basket price of R20,703/4Eoz and a discount rate of 10.76%. A 10% change in the average 4E PGM basket price will result in an undiscounted R127 million change to the contingent consideration. The contingent consideration is subsequently measured at fair value with movements recognised in profit or loss. The liability at 31 December 2023 amounted to R300 million with a fair value gain of R33 million recognised in profit or loss (see note 15) 3 Sibanye-Stillwater agreed to pay RPM an amount equal to 50% of the amount receivable from RPM at the end of the final measurement period in respect of the agreed PSA ounces in footnote 2 above (agreed PSA ounces receivable). The amount receivable relates to a Kroondal PSA PGM concentrate sale agreement between Sibanye- Stillwater and RPM. RPM will withhold 50% of each payment of the agreed PSA ounces receivable until the payment is made in full. Sibanye-Stillwater determined the contingent consideration at effective date as 50% of the agreed PSA ounces receivable and was calculated using an average 4E PGM basket price of R22,495/4Eoz and a discount rate of 10.76%. A 10% change in the average 4E PGM basket price will result in an undiscounted R123 million change to the contingent consideration. The contingent consideration is subsequently measured at fair value with movements recognised in profit or loss. The contingent consideration liability at 31 December 2023 amounted to R1,270 million with a fair value loss of R170 million recognised in profit or loss (see note 15) Acquisition related costs The Group incurred total acquisition related costs of R3 million for the year ended 31 December 2023 on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 36 'b G < > - Identified assets acquired and liabilities assumed The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date: Figures in million – SA rand 2023 Property, plant and equipment2 14 2,093 Right-of-use assets1 15 4 Environmental rehabilitation obligation funds1 21 287 Inventories1 194 Trade and other receivables1 3,462 Cash and cash equivalents1,3 920 Environmental rehabilitation obligation and other provisions2 30 (873) Deferred tax liabilities4 11.3 (348) Other payables1 (5) Cash-settled share-based payment obligations1 6.6 (31) Trade and other payables1 (1,018) Fair value of identifiable net assets acquired2 4,685 1 Carrying value approximates fair value, except as detailed in footnote 2 below 2 Fair value of assets and liabilities for which the carrying value does not approximate fair value, excluding those not within the IFRS 3 measurement scope, were determined as follows: • The fair value of property, plant and equipment was based on an income approach consisting of a discounted cash flow model, and where relevant, fair values were limited to the relevant depreciated replacement cost • The fair value of the environmental rehabilitation obligation was calculated using a discounted cash flow model considering the cost of rehabilitating and decommissioning the mine and relevant infrastructure 3 The transaction results in net cash acquired of R431 million based on total fair value of cash and cash equivalents acquired of R920 million, excluding the fair value of cash and cash equivalents included in Sibanye-Stillwater's previously held proportionally consolidated interest in Kroondal amounting to R489 million and cash consideration paid of R1 4 Not within the IFRS 3 measurement scope and therefore measured in accordance with the requirements of IAS 12 Income Taxes The table below summarises the value of the consideration paid and gain recognised at the date of acquisition: Figures in million – SA rand 2023 Consideration 3,787 Fair value of identifiable net assets acquired (4,685) Gain on acquisition (898) The consideration at the effective date is based on the remaining Kroondal agreed PSA ounces payable to RPM. Historically, and up to delivering the last agreed PSA ounce to RPM (expected June 2024), the delivered agreed PSA ounces included SRPM ounces mined outside of the Kroondal PSA area, resulting in reduced ounces being mined from the PSA area. The remaining PSA reserves are included in the valuation of the business combination and is the primary reason for the gain on acquisition. 11.4 Copper Mines of Tasmania Proprietary Limited (CMT) asset acquisition On 1 November 2023, Sibanye-Stillwater announced that it had exercised its option to acquire a 100% shareholding, for a consideration of US$10 million (R186 million), in CMT which owns the Mt Lyell copper mine in Tasmania, Australia. Sibanye-Stillwater obtained the option to acquire CMT from Vedanta Limited, as part of the Group's acquisition of Century in 2023 (see note 11.1). Mt Lyell is a previously operated underground copper mine which commenced production in 1894 and operated until it was put on care and maintenance in 2014. This transaction will potentially provide the Group with low cost exposure to copper, which has been identified as an essential metal necessary to enable the clean energy transition. Mt Lyell will also potentially add primary production of copper to the Group's current lithium and nickel exposure. A feasibility study, which considers the re-establishment of the operation is underway. At the date of acquisition (17 November 2023), CMT did not meet the definition of a business in terms of IFRS 3, and is therefore accounted for as an asset acquisition. Allocation of purchase consideration Since the acquisition is outside the scope of IFRS 3, the purchase consideration was allocated to identifiable assets and liabilities based on their relative fair values. Assets and liabilities that are initially measured at an amount other than cost, such as financial instruments recognised at fair value, were recognised at their respective carrying amounts as specified in the applicable accounting standards. The functional currency of CMT is the Australian dollar. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 37 'b G < > - The table below summarises the value of the consideration paid the date of acquisition: Figures in million – SA rand 2023 Consideration1 261 1 The consideration includes transaction costs amounting to A$6 million (R75 million), which was not settled at 31 December 2023 The following table summarises the allocation of the gross purchase consideration to identifiable assets and liabilities: Figures in million – SA rand 2023 Property, plant and equipment 14 556 Trade and other receivables 20 Cash and cash equivalents1 2 Inventories 53 Borrowings 28 (3) Environmental rehabilitation obligation and other provisions 30 (340) Trade and other payables (27) Total purchase consideration allocated on relative fair value basis 261 1 The transaction results in net cash paid of R184 million 12. Borrowings and derivative financial instrument Figures in million – SA rand 2023 2022 2021 Borrowings 36,618 22,728 20,298 Derivative financial instrument 3,810 — — Balance at end of the year 40,428 22,728 20,298 Current portion of borrowings and derivative financial instrument (15,482) (122) (107) Non-current portion of borrowings and derivative financial instrument 24,946 22,606 20,191 Borrowings The roll forward of borrowings in the current year is as follows: Figures in million - SA rand Notes 2023 2022 2021 Balance at beginning of the year 22,728 20,298 18,383 Borrowings acquired on acquisition of subsidiary 11 6 39 — Loans raised1 12,758 8,000 20,622 Loans repaid (1,323) (8,003) (20,252) Unwinding of loans recognised at amortised cost 4 359 216 302 Accrued interest 4 1,192 1,046 801 Accrued interest paid (1,175) (1,061) (706) Early redemption premium on the 2025 Notes — — 196 (Gain)/loss on the revised cash flow of the Burnstone Debt 5 (32) 776 2 Loss on foreign exchange differences and foreign currency translation 2,105 1,417 950 Balance at end of the year 36,618 22,728 20,298 1 Total loans raised per the Statement of Cash Flows for the year ended 31 December 2023 includes the initial recognition of the derivative element of the US$ Convertible Bond of R1,673 million OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 38 'b G < > -

Borrowings consist of: Figures in million – SA rand 2023 2022 2021 US$600 million RCF — — — US$1 billion RCF1 — — — R5.5 billion RCF2 4,000 — — 2026 and 2029 Notes 22,042 20,140 18,785 US$ Convertible Bond 7,538 — — Burnstone Debt2 2,991 2,540 1,507 Other borrowings 40 42 — Franco-Nevada liability 3 2 2 Stillwater Convertible Debentures 4 4 4 Total borrowings 36,618 22,728 20,298 Reconciliation of the non-current and current portion of the borrowings: Borrowings 36,618 22,728 20,298 Current portion of borrowings (11,672) (122) (107) Non-current portion of borrowings 24,946 22,606 20,191 1 On 6 April 2023, the Group concluded the refinancing of the US$600 million RCF. The new facility is a minimum US$1 billion RCF for a period of three years, subject to two optional one-year extensions (3+1+1). The facility is linked to a Secured Overnight Financing Rate (SOFR), which is a recently effective interest rate published as part of the IBOR reform initiative. On 26 March 2024, all facility lenders approved the first extension with the facility maturing on 6 April 2027 2 The Burnstone debt and the R5.5 billion RCF are affected by the amendments to IFRS 9 Financial Instruments relating to interest rate benchmark reform, in particular the replacement of interbank offered rates (IBORs), which came into effect on 1 January 2021. However, the R5.5 billion RCF is linked to JIBAR and is only expected to be impacted by the IBOR reform at a later stage and any impact thereof will be considered when this occurs. The Burnstone debt is linked to a US LIBOR and the Group is in process to transition the debt facility to a new interest rate. The impact on the Burnstone debt due to IBOR reform at 31 December 2023 is unknown and will be assessed when further detail is available in respect of the transition to a new interest rate US$500 million Convertible Bond Sibanye-Stillwater (through its wholly-owned subsidiary Stillwater Mining Company (Stillwater)) launched an offering of US$500 million senior, unsecured, guaranteed bonds, due in November 2028 and subject to the receipt of the requisite approval by a general meeting of the shareholders of Sibanye-Stillwater, will be convertible into new and/or existing Sibanye-Stillwater ordinary shares (Convertible Bonds). Prior to, and/or absent of such approval, holders of the Convertible Bonds will, on conversion, receive a cash amount equal to the value of the underlying ordinary shares. The proceeds of the bonds will be applied to the advancement of the Group's growth strategy including the funding of future acquisitions, whilst preserving the current balance sheet for funding existing operations and projects through a lower commodity price environment. Terms of the US$500 million Convertible Bond Issue size: US$500 million Coupon: 4.25% Maturity date: 28 November 2028 (five years) Conversion premium: 32.5% Reference share price: US$1.0088 (R18.55), being the volume weighted average price of Sibanye-Stillwater's shares listed on the JSE Limited between opening of trading and close of trading on 21 November 2023, converted into US$ at R18.388/US$ Initial conversion price: US$1.3367 Issuer: Stillwater Guarantors: The Company, SGL, Kroondal, SRPM, Eastern Platinum Proprietary Limited, Western Platinum Proprietary Limited The US$ Convertible Bond consists of two components. The option component is recognised as a derivative financial instrument (financial liability), measured at fair value, with changes in fair value recognised in profit or loss. The non-derivative host instrument (i.e. bond component) is recognised as a financial liability measured at amortised cost using the effective interest method. If shareholder approval is obtained for the share conversion option, the derivative element will be reclassified to equity. In addition, the bond component and derivative financial instrument will be fully classified as current liabilities while shareholder approval for the conversion option remains outstanding since bondholders are entitled to call for settlement in cash to the value of Sibanye-Stillwater shares at any time from 8 January 2024 up until shareholder approval for the share conversion option is obtained. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 39 'b G < > - US$ Convertible Bond (amortised cost element) Figures in million – SA rand 2023 2022 2021 Balance at beginning of the year — — — Loans raised 7,455 — — Interest charge 36 — — Unwinding of amortised cost 27 — — Loss on foreign exchange differences 20 — — Balance at end of the year 7,538 — — Derivative financial instrument (related to the US$ Convertible Bond) Figures in million – SA rand Note 2023 2022 2021 Balance at beginning of the year — — — Initial recognition of derivative instrument 1,673 — — Loss on financial instruments1 5 2,136 — — Loss on foreign exchange differences 1 — — Balance at end of the year 3,810 — — 1 The fair value loss on the derivative financial instrument is mainly due to an increase in the Sibanye-Stillwater share price since the effective date 12.1 Capital management Financial liability maturity The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities including interest payments: Figures in million – SA rand Total Within one year Between one and two years Between two and three years Between three and five years After five years 31 December 2023 Other payables 12,757 2,203 188 277 477 9,612 Trade and other payables 11,678 11,678 — — — — Borrowings - Capital R5.5 billion RCF 4,000 4,000 — — — — US$ Convertible Bond 9,285 9,285 — — — — 2026 and 2029 Notes 22,284 — — 12,535 — 9,749 Burnstone Debt 145 — — — 145 — Other borrowings 40 11 5 5 10 9 Franco-Nevada liability 3 3 — — — — Stillwater Convertible Debentures 4 4 — — — — - Interest 17,328 1,339 941 876 1,049 13,123 Total 77,524 28,523 1,134 13,693 1,681 32,493 Net debt/(cash) to adjusted EBITDA Figures in million - SA rand 2023 2022 2021 Borrowings1 37,437 20,188 18,791 Cash and cash equivalents2 25,519 26,038 30,257 Net debt/(cash)3 11,918 (5,850) (11,466) Adjusted EBITDA4 20,556 41,111 68,606 Net debt/(cash) to adjusted EBITDA (ratio)5 0.58 (0.14) (0.17) 1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument 2 Cash and cash equivalents exclude cash of Burnstone 3 Net debt/(cash) represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt/(cash) excludes cash of Burnstone 4 The adjusted EBITDA calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity 5 Net debt/(cash) to adjusted EBITDA ratio is a pro forma performance measure and is defined as net cash as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. This measure constitutes pro forma financial information in terms of the JSE Listing Requirements, and is not a measure of performance under IFRS Accounting Standards. As a result, it may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 40 'b G < > - Reconciliation of (loss)/profit before royalties, carbon tax and tax to adjusted EBITDA: Figures in million - SA rand 2023 2022 2021 (Loss)/profit before royalties, carbon tax and tax (38,794) 29,728 50,275 Adjusted for: Amortisation and depreciation 10,012 7,087 8,293 Interest income (1,369) (1,203) (1,202) Finance expense 3,299 2,840 2,496 Share-based payments 113 218 383 (Gain)/loss on financial instruments (235) 4,279 6,279 Gain on foreign exchange differences (1,973) (616) (1,149) Share of results of equity-accounted investees after tax 1,174 (1,287) (1,989) Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable (45) (71) (167) Gain on disposal of property, plant and equipment (105) (162) (36) Impairments/(reversal of impairments) 47,454 (6) 5,148 Early redemption premium on the 2025 Notes — — 196 Onerous contract provision 1,865 — — Gain on acquisition (898) — — Loss on deconsolidation of subsidiaries — 308 — Gain on remeasurement of previous interest in Kroondal (298) — — Gain on increase in equity-accounted investment (5) — — Restructuring costs 515 363 107 Transaction costs 474 152 140 Loss due to dilution of interest in joint operation — — 4 IFRS 16 lease payments (263) (163) (142) Profit on sale of Lonmin Canada — (145) — Profit on sale of St Helena Hospital — — (16) Occupational healthcare gain (365) (211) (14) Adjusted EBITDA 20,556 41,111 68,606 13. Environmental rehabilitation obligation and other provisions Figures in million – SA rand 2023 2022 2021 Environmental rehabilitation obligation 11,355 8,435 8,146 Other provisions1 1,982 117 117 Balance at end of the year 13,337 8,552 8,263 Current portion of environmental rehabilitation obligation and other provisions2 (832) — — Non-current portion of environmental rehabilitation obligation and other provisions 12,505 8,552 8,263 1 This includes an onerous supply contract provision relating to the raw material used in the Sandouville nickel refinery's production process, which is purchased under a single supply contract maturing on 31 December 2027. Due to sustained losses incurred at the operation, the Group assessed whether the supply contract is onerous at the reporting date. Consequently, the Group determined whether the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. Based on this assessment, the Group recognised an onerous contract provision amounting to R1,865 million, which represents the present value at 31 December 2023 of the penalty payable on early exiting the supply contract and the unavoidable losses to be incurred in meeting Sandouville's obligations under the contract during the notice period. Before the separate provision for the onerous contract was established, the Group recognised an impairment loss on assets, partially dedicated to the contract (see note 7 ). The onerous contract provision was calculated based on an expectation of terminating the contract in line with the required notice period and discounted at a pre-tax rate of 5.75%, reflecting the risks specific to the provision 2 The current portion at 31 December 2023 relates to the onerous contract provision OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 41 'b G < > - 14. Cash-settled share-based payment obligations The following table shows a reconciliation of the total cash-settled share-based payment obligation of the Group for the year ended 31 December 2023: Figures in million – SA rand Note 2023 2022 2021 Reconciliation of the cash-settled share-based payment obligations Balance at beginning of the year 5,275 2,887 1,628 Share-based payment obligation on acquisition of subsidiary 16 31 14 — Derecognition with deemed disposal of interest in joint operation 19 (15) — — Cash-settled share-based payments expense1 77 233 232 Fair value loss on initial recognition of Marikana B-BBEE cash-settled share-based payment obligation 6.5 — — 404 Recognised on deconsolidation of subsidiary — 251 — Fair value (gain)/loss on obligations2 5 (1,589) 2,155 860 Cash-settled share-based payments paid3 (637) (272) (240) Foreign currency translation 8 7 3 Balance at end of the year 3,150 5,275 2,887 Reconciliation of the cash-settled share-based payment obligations in the Group Cash-settled share-based payment — Rustenburg B-BBEE transaction 2,466 3,112 2,067 Cash-settled share-based payment — Marikana B-BBEE transaction 415 1,732 560 Cash-settled share-based payment — Employee incentive schemes 269 431 260 Balance at end of the year 3,150 5,275 2,887 Current portion of cash-settled share-based payment obligations (432) (284) (58) Non-current portion of cash-settled share-based payment obligations 2,718 4,991 2,829 1 Included in the amount is a cash-settled share-based payment expense for the year ended 31 December 2023 relating to the 2020 to 2023 and MSR Share Plans amounting to R88 million (2022: R194 million relating to the 2020 to 2022 and MSR Share Plans, 2021: R232 million relating to the 2020 and 2021 Share Plans). Also included in the cash- settled share-based payment obligation for the year ended 31 December 2023 is a reversal of R11 million (2022: expense capitalised of R39 million) related to Keliber 2 The fair value gain relates to the Rustenburg and Marikana B-BBEE transactions amounting to a gain of R346 million (2022: loss of R1,190 million, 2021: loss of R671 million) and gain of R1,243 million (2022: loss of R965 million, 2021: loss of R189 million), respectively, and is included in the loss/gain on financial instruments in profit or loss 3 Payments made during the year relate to vesting of cash-settled awards to employees and payments made on the Rustenburg and Marikana B-BBEE transactions 15. Other payables Figures in million – SA rand 2023 2022 2021 Deferred payment (Rustenburg operation acquisition) — 3,518 6,920 Contingent consideration (SFA (Oxford) acquisition) — — 100 Contingent consideration (Kroondal acquisition) 1,570 — — Right of recovery payable — 34 32 Deferred/contingent consideration (Pandora acquisition) 44 128 400 Marikana dividend obligation 1,626 2,129 1,539 Keliber dividend obligation 1,147 — — Gold and zinc hedge derivative liability 173 — — Other 862 582 373 Total other payables 5,422 6,391 9,364 Reconciliation of the non-current and current portion of the other receivables: Other payables 5,422 6,391 9,364 Current portion of other payables (2,015) (3,891) (4,765) Non-current portion of other payables 3,407 2,500 4,599 OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 42 'b G < > -

Deferred payment (Rustenburg operation acquisition) The Deferred payment movement for the year is as follows: Figures in million – SA rand Notes 2023 2022 2021 Balance at the beginning of the year 3,518 6,920 4,355 Interest charge 4 85 266 158 Payment of deferred payment (3,607) (4,441) (2,246) Loss on revised estimated cash flows 5 4 773 4,653 Balance at end of the year — 3,518 6,920 Contingent consideration (Kroondal acquisition) The Kroondal contingent consideration movement for the year is as follows: Figures in million – SA rand Note 2023 2022 2021 Balance at the beginning of the year — — — Contingent consideration on acquisition of subsidiary 1,433 — — Loss on revised estimated cash flows1 5 137 — — Balance at end of the year 1,570 — — 1 The total net loss is made up of the fair value movement recognised on the contingent consideration (see note 11.3) in respect of the delivery of the agreed PSA ounces (gain of R33 million) and the agreed PSA ounces receivable (loss of R170 million) Marikana dividend obligation The following table summarises the changes in the Marikana dividend obligation: Figures in million – SA rand Notes 2023 2022 2021 Balance at the beginning of the year 2,129 1,539 — Initial recognition of the Marikana dividend obligation — — 1,146 Interest — unwinding of amortised cost 4 236 165 87 (Gain)/loss on revised estimated cash flows1 5 (548) 650 468 Payments made (191) (225) (162) Balance at end of the year 1,626 2,129 1,539 1 The gain on revised estimated cash flow in 2023 is primarily as a result of a decrease in the estimated future net cash flows over the life-of-mine Keliber dividend obligation During April 2023, Sibanye-Stillwater (through its wholly-owned subsidiary, Keliber Lithium Proprietary Limited) signed a revised shareholders' agreement with the Finnish Minerals Group, which resulted in a contractual obligation to declare dividends amounting to 40% of the free cash flow of Keliber. A dividend obligation was recognised for the NCI of Keliber on the effective date of the agreement (25 April 2023) at R792 million, with a corresponding reduction in NCI. The Group's attributable portion of the dividend obligation eliminates on consolidation. The dividend obligation is a financial liability and was initially measured at fair value less any directly attributable costs, and subsequently measured at amortised cost. At 31 December 2023 the following assumptions were applied in measuring the Keliber dividend obligation: 2023 2022 2021 Average lithium hydroxide price US$/t 22,933 — — Real discount rate % 9.83 — — Inflation rate % 2.0 — — Life-of-mine years 24 — — The following table summarises the changes in the Keliber dividend obligation: Figures in million – SA rand Note 2023 2022 2021 Balance at the beginning of the year — — — Initial recognition of the Keliber dividend obligation 792 — — Loss on revised estimated cash flows1 5 287 — — Interest — unwinding of amortised cost 52 — — Foreign currency translation reserve 16 — — Balance at end of the year 1,147 — — 1 The loss on revised estimated cash flow is primarily as a result of an increase in the average lithium hydroxide price OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 43 'b G < > - Fair value of other payables The fair values other payables approximate the respective carrying values, except for the Marikana dividend obligation and the Keliber dividend obligation. At 31 December 2023, the fair values (level 3) of the Marikana dividend obligation and the Keliber dividend obligation amounted to R1,257 million and R1,434 million, respectively. The fair values at 31 December 2023 were calculated by applying a market- related discount rate to expected future cash flows available for dividends. At 31 December 2022 and 31 December 2021, the Marikana dividend obligation's carrying value approximated fair value. Deferred/contingent payments made The table below summarises the cash deferred/contingent payments made on the obligations set out above: Figures in million – SA rand 2023 2022 2021 Deferred payment (Rustenburg operation) (3,607) (4,441) (2,246) Deferred/contingent consideration (Pandora acquisition) (126) (178) (85) Contingent consideration (SFA (Oxford) acquisition) — (111) — Total cash payments made (3,733) (4,730) (2,331) Payments in excess of the original fair value (operating cash flows) (3,733) (4,545) (1,754) Payments up to initial fair value (investing cash flows) — (185) (577) 16. Financial instruments and risk management 16.1 Measurement of fair value The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments: • Level 1: unadjusted quoted prices in active markets for identical asset or liabilities • Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) • Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs) The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy: Figures in million - SA rand 2023 2022 2021 Level 1 Level 2 Level 3 Level 1 Level 2 Level 3 Level 1 Level 2 Level 3 Financial assets measured at fair value Environmental rehabilitation obligation funds1 5,080 847 — 4,528 778 — 4,477 725 — Trade receivables — PGM concentrate sales2 — 3,407 — — 3,564 — — 3,794 — Trade receivables — Zinc provisional price sales2 — 108 — — — — — — — Other investments3 1,652 — 1,233 2,320 — 855 3,143 — 224 Asset held for sale4 — — — — — — — 280 — Palladium hedge contract5 — — — — 50 — — 286 — Financial liabilities measured at fair value Derivative financial instrument5 — 3,810 — — — — — — — Gold hedge contracts5 — 140 — — — — — — — Zinc hedge contracts5 — 33 — — — — — — — Contingent consideration6 — — 1,570 — — — — — — 1 Environmental rehabilitation obligation funds comprise fixed income portfolio of bonds as well as fixed and notice deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments. The fair value of publicly traded instruments is based on quoted market values 2 The fair value for trade receivables measured at fair value through profit or loss (PGM concentrate sales and zinc provisional price sales) are determined based on ruling market prices, volatilities and interest rates 3 The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding. The level 3 balance consists primarily of an investment in Verkor, which is valued based on a recent share subscription price recently determined by market participants and since Verkor is a pre-revenue operation still in development, the subscription price is considered a reasonable approximation of fair value. The difference between other investments in the statement of financial position and the table above, relates to investments measured at amortised cost, with carrying amounts that approximate fair value 4 The fair value of the asset held for sale was derived from the quoted Generation Mining Limited share price 5 The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, and option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value. The fair value of the gold and palladium hedge is determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates. The fair value of the zinc hedge is determined by calculating the delta of the relevant forward curves relating to the fixed and floating elements of the swaps, and discounting the result using a market-related discount rate 6 The fair value of the contingent consideration relating to the Kroondal acquisition has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future production volumes, PGM basket prices, operating costs, capital expenditure and market related discount rate). The fair value estimate is sensitive to changes in the key assumptions (see note 10.3). The extent of the fair value changes would depend on how inputs change in relation to each other OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 44 'b G < > - The below table summarises the movement in financial assets and financial liabilities classified as level 3 in the table above: Figures in million - SA rand 2023 2022 2021 Financial assets measured at fair value Balance at beginning of the year 855 224 244 Fair value movement recognised in profit or loss 108 152 — Fair value movement recognised in other comprehensive income (59) (8) (29) Additions 323 483 — Foreign currency translation 6 4 9 Balance at end of the year 1,233 855 224 Financial liabilities measured at fair value Initial recognition 1,433 — — Fair value movement recognised in profit or loss 137 — — Balance at end of the year 1,570 — — Fair value of borrowings The carrying amounts of variable interest rate borrowings approximates fair value as the interest rates charged are considered market related. The fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates. The table below shows the fair value and carrying amount of financial instruments where the carrying amount does not approximate fair value: Carrying value Fair value Figures in million - SA rand Level 1 Level 2 Level 3 31 December 2023 2026 and 2029 Notes1 22,042 18,949 — — Burnstone Debt2 2,991 — — 2,509 US$ Convertible Bond3 7,538 — 7,471 — Total 32,571 18,949 7,471 2,509 31 December 2022 2026 and 2029 Notes1 20,140 17,379 — — Burnstone Debt2 2,540 — — 2,245 Total 22,680 17,379 — 2,245 31 December 2021 2022 and 2025 Notes1 18,785 18,664 — — Burnstone Debt2 1,507 — — 2,996 Total 20,292 18,664 — 2,996 1 The fair value is based on the quoted market prices of the notes 2 The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate of 10.74% (2022: 10.52%, 2021: 4.18%), which was adjusted to a market-related rate. The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other 3 The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component 16.2 Risk management activities Liquidity risk: working capital and going concern assessment For the year ended 31 December 2023, the Group realised a loss of R37,430 million (2022: profit of R18,980 million and 2021: R33,796 million). As at 31 December 2023, the Group’s current assets exceeded its current liabilities by R25,415 million (2022: R40,545 million and 2021: R44,290 million) and the Group’s total assets exceeded its total liabilities by R51,607 million (2022: R91,004 million and 2021: R81,345 million). During the year ended 31 December 2023 the Group generated net cash from operating activities of R7,095 million (2022: R15,543 million and 2021: R32,256 million). The Group has committed undrawn debt facilities of R20,755 million at 31 December 2023 (2022: R16,403 million and 2021: R15,749 million) and cash balances of R25,560 million (2022: R26,076 million and 2021: R30,292 million). The Group concluded the refinancing of its US$600 million RCF to a US$1 billion RCF during 2023, and the most immediate debt maturity is the R5.5 billion RCF maturing in November 2024. During November 2023, the Group launched an offering of US$500 million senior, unsecured, guaranteed convertible bonds, due in November 2028, which will be applied to the advancement of the Group's growth strategy including the funding of future acquisitions, whilst preserving the current balance sheet for funding existing operations and projects through a lower commodity price environment. The bonds, subject to approval by a general meeting of Sibanye-Stillwater shareholders, will be convertible into existing or new ordinary shares. Until such approval OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 45 'b G < > - is obtained, holders of the bonds will, on conversion, receive a cash amount equal to the value of the underlying ordinary shares, and therefore at 31 December 2023 the Convertible Bond and associated derivative financial instrument are classified as repayable within twelve months. Sibanye-Stillwater’s leverage ratio (net debt/(cash) to adjusted EBITDA) as at 31 December 2023 was 0.58:1 (2022 was (0.14):1 and 2021 was (0.17):1) and its interest coverage ratio (adjusted EBITDA to net finance charges/(income)) was 66:1 (2022 was 93:1 and 2021 was (5,281):1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$1 billion RCF and the R5.5 billion RCF. At the date of approving these consolidated financial statements there were no significant events which had a significant negative impact on the Group’s strong liquidity position. Notwithstanding the strong liquidity position and financial outlook, events such as a further decline or prolonged low commodity market, shaft incidents, natural disaster events and other operational related incidents could impose restrictions on all or some of our operations. Events such as these could negatively impact the production outlook and deteriorate the Group’s forecasted liquidity position, which may require the Group to further increase operational flexibility by adjusting mine plans and reducing capital expenditure. This is encouraged by a disciplined application of the Group's Capital allocation framework, which is essential to operational excellence and long-term value creation. This enables the Group to adhere to sound financial decision-making structures and mechanisms to manage costs and ensure long-term sustainability. The Group could also, if necessary, consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, if other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities as appropriate. During past adversity management has successfully implemented similar actions. Management believes that the cash on hand, the committed unutilised debt facilities, additional funding opportunities and if required, delaying development expenditure will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The summarised consolidated financial statements for the year ended 31 December 2023, therefore, have been prepared on a going concern basis. 17. Dividends Dividend policy Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of NCI, and changes in estimated deferred tax rate. In line with Sibanye-Stillwater’s dividend policy and its Capital Allocation Framework, the Board of Directors resolved not to declare a final dividend (2022: 122 and 2021: 187 SA cents per share). With the interim dividend of 53 (2022: 138 and 2021: 292) SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2023 to 53 (2022: 260 and 2021: 479) SA cents per share. The interim dividend amounted to a payout of 35% of normalised earnings for H1 2023 (2022 and 2021, both 35% of normalised earnings for the year). The table below illustrates the dividends declared and paid: Figures in million – SA rand unless stated otherwise 2023 2022 2021 Dividend declared and paid (interim) 1,501 3,905 8,347 Dividend declared after 31 December (final) — 3,452 5,252 Total dividends declared for the year 1,501 7,357 13,599 Dividend per share (interim) — cents 53 138 292 Dividend per share (final) — cents — 122 187 Dividends paid during the financial year 4,953 9,197 17,832 Dividends paid to NCI of subsidiaries during the financial year 365 256 344 Total dividends paid for the year1 5,318 9,453 18,176 1 The dividends paid is influenced by the number of shares in issue at the time of payment OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 46 'b G < > -

Reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings: Figures in million – SA rand 2023 2022 2021 (Loss)/profit attributable to the owners of Sibanye-Stillwater (37,772) 18,396 33,054 Adjusted for: (Gain)/loss on financial instruments (235) 4,279 6,279 Gain on foreign exchange differences (1,973) (616) (1,149) Gain on disposal of property, plant and equipment (105) (162) (36) Impairments/(reversal of impairments) 47,454 (6) 5,148 Gain on acquisition (898) — — Restructuring costs 515 363 107 Transaction costs 474 152 140 Occupational healthcare gain (365) (211) (14) Gain on remeasurement of previous interest in Kroondal (298) — — Gain on increase in equity-accounted investment (5) — — Loss due to dilution of interest in joint operation — — 4 Early redemption premium on the 2025 Notes — — 196 Change in estimated deferred tax rate 726 (53) (86) Share of results of equity-accounted investees after tax 1,174 (1,287) (1,989) Loss on deconsolidation of subsidiaries — 308 — Profit on sale of Lonmin Canada — (145) — Profit on sale of St Helena Hospital — — (16) Tax effect of the items adjusted above (6,664) (33) (2,755) NCI effect of the items listed above (276) 36 — Normalised earnings1 1,752 21,021 38,883 1 Normalised earnings is a pro forma performance measure and is not a measure of performance under IFRS Accounting Standards, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS Accounting Standards 18. Contingent liabilities/assets Notice from Appian Capital to commence legal proceedings On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements to acquire the Santa Rita nickel mine and Serrote copper mine (the Atlantic Nickel SPA and the MVV SPA, respectively) from affiliates of Appian Capital Advisory LLP (Appian). Subsequent to signing the agreements, Appian informed Sibanye-Stillwater that a geotechnical event occurred at the Santa Rita open pit operation. After becoming aware of the geotechnical event, Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of Santa Rita. Accordingly, pursuant to the terms of the Atlantic Nickel SPA, on 24 January 2022, Sibanye-Stillwater gave notice of termination of the Atlantic Nickel SPA. As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, which had become impossible to satisfy, on the same date Sibanye-Stillwater also gave notice of termination of the MVV SPA. On 27 May 2022, Appian initiated legal proceedings before the High Court of England and Wales against Sibanye-Stillwater. On 3 August 2022, the Group filed its defence. Sibanye-Stillwater’s view is that the Atlantic Nickel SPA and the MVV SPA were rightfully terminated and the Group intends to strongly defend the proceedings. The trial is set to begin in June 2024, with the remaining steps to trial taking place in the lead up to June 2024. The proceedings are progressing and additional information and estimates of potential outcomes are unavailable. US PGM insurance claim During H1 2022, the US PGM operations was affected by a significant flood event, which caused the suspension of operations and consequently a loss of production. As a result of the losses incurred, a business interruption and property damage claim was lodged with the insurer. Following the assessment process, the Group believes it is probable that a reimbursement of approximately US$44 million for the business interruption and US$18 million for property damage will be received during 2024. After the reporting date and up to 22 April 2024, the Group received US$40 million relating to the business interruption claim. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 47 'b G < > - 19. Events after the reporting date There were no events that could have a material impact on the financial results of the Group after 31 December 2023 up to the date on which the summarised consolidated financial statements for the year ended 31 December 2023 were authorised for issue, other than summarised below. 19.1 Reldan acquisition On 9 November 2023, Sibanye-Stillwater announced that it had entered into a purchase agreement to acquire 100% of the Reldan group of companies (Reldan). Reldan is a Pennsylvania-based recycling group which processes various waste streams, including industrial waste (semiconductor scrap, plating waste, etc.) and electronic waste (mobile phones, tablets, etc.) to recycle green precious metals. In addition to its US operations, Reldan has established a presence in Mexico and India, where it has forged strategic joint ventures with local partners. At 31 December 2023, certain conditions precedent were still outstanding and the transaction was therefore not effective at the reporting date. The final conditions precedent were fulfilled on 15 March 2024, being the effective date of the transaction. Management is in the process of identifying and measuring the assets and liabilities in accordance with IFRS 3 for, amongst others, property, plant and equipment, contingent liabilities, inventory, provisions, as well as any deferred tax implications. The acquisition was conducted at an enterprise value of US$211.5 million (R3,961 million), with a cash consideration paid of US$155.9 million (R2,920 million). * At an exchange rate at 15 March 2024 of R18.73/US$ 19.2 Section 189 consultations — proposed restructure of SA region On 11 April 2024, Sibanye-Stillwater announced that it will enter a consultation process in terms of Section 189A of the Labour Relations Act, 66 of 1995 (S189) with organised labour and other representatives of affected stakeholders, regarding the proposed restructuring of the Group's SA gold operations and its SA region services functions. Further to previous restructuring concluded during 2023 and Q1 2024, the ongoing Group business review has identified a need to address losses at the Beatrix 1 shaft and the Kloof 2 plant. The deferral of capital expenditure at the Burnstone project also requires restructuring aligned with the reduction in planned capital activities (see note 7). The reduction in the operational footprint in the SA region has resulted in the capacity of the direct and shared services functions for the SA region and operations being surplus to current and future requirements. As a result, Sibanye-Stillwater proposed a re-alignment of the regional services, shared services and direct services structures to align with the requirements of the reduced operational footprint. The proposed restructure of the operations and services could potentially affect 3,107 employees and 915 contractors. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTES TO THE SUMMARISED CONSOLIDATED FINANCIAL STATEMENTS continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 48 'b G < > - Notice of annual general meeting 50 Explanatory notes 58 Form of proxy 61 Notes to the form of proxy 62 Electronic participation form 63 SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 49 3 NOTICE OF ANNUAL GENERAL MEETING 'b G < > - Notice is hereby given to shareholders of Sibanye Stillwater Limited (Sibanye-Stillwater or the Group or the Company)(Shareholders), that the annual general meeting (AGM) of Sibanye-Stillwater for the year ended 31 December 2023, will be held on Tuesday, 28 May 2024 at 9:00 (CAT), entirely by electronic communication, to: i. Deal with such business as may lawfully be dealt with at the AGM ii. Consider and, if deemed fit, pass, with or without modification, the ordinary and special resolutions set out hereunder in the manner required by the South African Companies Act 71 of 2008, as amended (the Act), as read with the JSE Listings Requirements and other stock exchanges on which the Company’s ordinary shares (whether in the form of ordinary shares or American depositary shares) are listed Please note that, in terms of section 63(1) of the Act, AGM participants (including proxies) are required to provide appropriate identification if they wish to participate in, or vote at, the AGM (as more fully detailed in this notice). Acceptable forms of identification for this virtual AGM include certified copies of valid identity documents, driver’s licences and passports. Note: Sibanye Stillwater Limited (Sibanye-Stillwater or the Company) is the holding Company for a multinational mining and metals processing group (Sibanye-Stillwater or the Group) with a diverse portfolio of projects and investments across five continents (see page 4 for more information). RECORD DATES, PROXIES AND VOTING –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In terms of section 59(1)(a) and (b) of the Act and the JSE Listings Requirements, the Board of Sibanye-Stillwater (the Board) has set the following record dates for determining which Shareholders are entitled to: • Receive notice of the AGM (being the date on which a Shareholder must be registered in the Group’s securities register in order to receive notice of the AGM) as being Friday, 19 April 2024 • Participate in and vote at the AGM (being the date on which a Shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) as being Friday, 17 May 2024 • The last day to trade to be eligible to vote is Tuesday 14 May 2024 Shareholders who have not dematerialised their shares or who have dematerialised their shares with “own-name” registration, and who are entitled to attend, participate in and vote at the AGM, are entitled to appoint a proxy to attend, speak and vote in their stead. A proxy need not be a Shareholder and shall be entitled to vote on a poll. In order to assist the timeous verification of the identity of Shareholders and their proxies who wish to participate by electronic communication at the AGM, forms of proxy are ideally required to be forwarded so as to reach the Transfer Secretaries in South Africa, Computershare Investor Services (Pty) Ltd (Computershare), by no later than 09:00 on Friday, 24 May 2024. Shareholders that have not dematerialised their shares or who have dematerialised their shares with “own name” registration but do not email forms of proxy to the Transfer Secretaries within the requisite time, are still entitled to lodge their form of proxy immediately prior to the AGM, by emailing their forms of proxy to the registrars, at proxy@computershare.co.za. Shareholders who have dematerialised their shares, other than those shareholders who have dematerialised their shares with “own-name” registration (dematerialised shareholders), should contact their Central Securities Depository Participant (CSDP) or broker in the manner and within the time frame stipulated in the agreement entered into between them and their CSDP or broker in order to: • Furnish them with voting instructions • In the event that the Shareholders wish to participate at the AGM, to obtain the required letter of representation to do so from their CSDP or broker Every Shareholder participating or represented by proxy or by letter of representation and entitled to vote shall be entitled to one vote for every share held on a poll. ELECTRONIC PARTICIPATION –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The AGM will be conducted entirely by electronic communication and not in person as part of the Group's strategy to become a digital-first organisation. This meeting will be conducted by electronic communication as contemplated in section 63(2)(b) of the Companies Act and shareholders can access the meeting platform at https://web.lumiagm.com. As part of the registration process, a unique meeting ID, username and password will be sent either via SMS or email to each shareholder who has pre-registered and is entitled to participate at the meeting. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTICE OF ANNUAL GENERAL MEETING SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 50 'b G < > -

The electronic meeting facilities arranged will permit all participants at the AGM to communicate concurrently, without an intermediary, and to participate reasonably effectively in the meeting. Electronic voting will, therefore, be the only method available for Shareholders or proxies for Shareholders, to vote at the AGM. Shareholders who wish to participate electronically in and/or vote at the AGM are required to complete the Electronic Participation Application Form attached hereto and email same to Computershare at proxy@computershare.co.za as soon as possible, but ideally by no later than 09:00 on Friday, 24 May 2024, or alternatively register on www.smartagm.co.za as soon as possible, but in any event by no later than 09:00 on Friday, 24 May 2024 (Electronic Participation Compliance). If dematerialised Shareholders, other than dematerialised Shareholders with “own name” registration, wish to participate in the AGM, they should instruct their CSDP or Broker to issue them with the necessary letter of representation to participate in the AGM, in the manner stipulated in their Custody Agreement. These instructions must be provided to the CSDP or Broker by the cut-off time and date advised by the CSDP or Broker to accommodate such requests. Computershare will assist Shareholders with the requirements for electronic participation in and/or voting at the AGM. Computershare is further obliged to validate each such Shareholder’s entitlement to participate in and/or vote at the AGM, before providing him or her with the necessary means to access the AGM and/or the associated voting platform. Shareholders participating at the AGM are liable for their own network charges in relation to electronic participation in and/ or voting at the AGM. Any such charges will not be for the account of Sibanye-Stillwater, the Transfer Secretaries and/or Computershare. Neither Sibanye-Stillwater nor the Transfer Secretaries and/or Computershare can be held accountable in the case of loss of network connectivity or other network failure due to insufficient airtime, internet connectivity, internet bandwidth and/or power outages which prevents any such Shareholder from participating in and/or voting at the AGM. As required in terms of section 63(1) of the Act, before any person may attend or participate in the AGM, that person must present reasonably satisfactory identification and the Chairman of the meeting must be reasonably satisfied that the right of that person to participate and vote, either as a Shareholder or as a proxy for a Shareholder, has been reasonably verified. In order to comply with the verification procedure set out in section 63(1) of the Act, Shareholders wishing to participate electronically in and/or vote at the AGM are required to effect Electronic Participation Compliance as detailed above. Any Shareholder or proxy that does not send an electronic communication by 09:00 on Friday, 24 May 2024, may still participate via electronic communication at the AGM and may email that electronic notice at any time but not later than 08:30 prior to the commencement of the AGM. However, for the purpose of effective administration, Shareholders and their proxies are strongly urged to send the electronic notice by 09:00 on Friday, 24 May 2024. The electronic communication employed will enable all persons participating in the meeting to communicate concurrently with one another without an intermediary and to participate reasonably effectively in the meeting. Voting of shares will be possible via electronic communication. Once the meeting has commenced, participants will be able to vote via the voting link provided. Shareholder questions Shareholders are invited to submit their questions in advance for the purpose of effective administration by sending an email to the Company Secretary: lerato.matlosa@sibanyestillwater.com by Friday, 24 May 2024. Additionally, an online platform will be available to enable shareholders to ask questions virtually (verbally or by messaging) during the meeting. BUSINESS OF THE MEETING –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– PRESENTATION OF ANNUAL FINANCIAL STATEMENTS AND REPORTS The audited Company Annual financial statements (AFS) and Audited consolidated AFS of the Company and its subsidiaries, including the reports of the Independent Auditors, Audit Committee and directors, together with the Integrated report, which includes the Remuneration policy and Implementation reports for the year ended 31 December 2023, are available on our website, www.sibanyestillwater.com/news-investors/reports/annual, as required. SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE In accordance with Regulation 43(5)(c) of the Act, the Chairman of the Social, Ethics and Sustainability Committee will report to Shareholders at the AGM. See the review 2023 review by the Chair of the Social, Ethics and Sustainability Committee on page 181 of the Integrated report on our website, www.sibanyestillwater.com/news-investors/reports/annual. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTICE OF ANNUAL GENERAL MEETING continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 51 'b G < > - ORDINARY RESOLUTIONS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 1 Re-appointment of auditors and individual auditor Upon recommendation of the Board of Directors (Board) of the Company (following the recommendation by the Audit Committee to the Board), it is “resolved that Ernst & Young Inc., be re-appointed as the Auditors of the Company until the conclusion of the next AGM and Allister Carshagen is appointed as the individual auditor until the conclusion of the next AGM.” –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 2 Election of a director "Resolved that Philippe Boisseau, who was appointed to the Board on 8 April 2024, who is eligible and available for election, is elected as a director of the Company.” A brief CV is set out below: Philippe François Marie-Joseph Boisseau (Philippe) (Independent Non-Executive Director) MSc in Theoretical Physics Philippe brings over 25 years of executive leadership experience. He is the former CEO of Compañía Española de Petróleos, S.A. (CEPSA), a Spanish multinational oil and gas, chemicals, and renewable energy business, from 2019 to 2021. He also acted as Senior Advisor to the CEO and the Board of CEPSA in 2022. Before joining CEPSA, he was a Senior Advisor to Carlyle International Energy Partners. Previously, he worked at TotalEnergies SA (Total) for over two decades. His career at Total spans oil, gas and power value chains and all geographies. Distinctively well-rounded, he has headed up refining and upstream businesses, has been responsible for Total’s business in the Middle East and the Gas and Power global Division. He was instrumental in establishing and leading Total’s New Energies division from 2007 to 2016. With extensive international experience, including expatriations in the US and Argentina, Philippe was a member of Total’s Executive Committee for five years, leading the Retail and Marketing and the New Energies Global Divisions. His functional experience encompasses a broad spectrum, from operations, sales and marketing to building partnerships, mergers and acquisitions, restructuring, integrating, developing and investing in major projects. He is a global energy leader with a profound strategic and operational understanding of technology, markets, investors, consumers and regulations. Philippe is a Non-Executive director of Centrica plc and serves as a member of the Audit and Risk Committee, the Nominations Committee and the Safety, Environment and Sustainability Committee. He was a board member at I-Pulse Inc. from 2017 to 2021. He served as a Senior Advisor to Sibanye-Stillwater in 2023 to refine the Company’s strategic approach towards prioritising metals and energy investments. His advisory role with Sibanye-Stillwater ended before his appointment to the Board. –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 3 Re-election of a director "Resolved that Richard Menell, who was appointed to the Board on 24 February 20201 and who retires in terms of the Company’s Memorandum of incorporation, who is eligible and available for election, is re-elected as a director of the Company.” A brief CV is set out below: Richard Peter Menell (Rick) (Independent Non-Executive Director) MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University; FGS, FSAIMM and FAusIMM Richard (Rick) Menell was a Sibanye-Stillwater Lead Independent Non-Executive Director until 1 January 2024 and was appointed as a Non- Executive Director on 24 February 2020. He has over 40 years’ experience in the mining industry. Previously, he occupied the positions of President of the Minerals Council, President and CEO of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and of Avgold Limited, Chairman of Bateman Engineering Limited, Non-Executive Director and Chairman of Credit Suisse Securities Johannesburg Proprietary Limited, deputy Chairman of Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom SA SOC Limited, Standard Bank of South Africa Limited, Weir Group PLC and Mutual and Federal Insurance Company Limited. He recently retired as Deputy Chairman and non-executive director of Gold Fields and as a Senior Advisor to the Credit Suisse Group. Rick is a trustee of the Carrick Foundation and of the Claude Leon Foundation. He is co-Chairman of the City Year South Africa Youth Service Organisation, and co-Chairman and trustee of the Palaeontological Scientific Trust. He serves as a Trustee of the University of the Western Cape Foundation. 1 Appointed to the Board of Sibanye Gold Limited (preceding entity) on 1 January 2013 OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTICE OF ANNUAL GENERAL MEETING continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 52 'b G < > - ORDINARY RESOLUTION NUMBER 4 Re-election of a director “Resolved that Jeremiah Skhulumi Vilakazi, who was appointed to the Board on 24 February 20201 and who retires in terms of the Company’s Memorandum of incorporation, who is eligible and available for election, is re-elected as a director of the Company.” A brief CV is set out below: Jeremiah Skhulumi Vilakazi (Jerry) (Independent Non-Executive Director) BA, University of South Africa; MA, Thames Valley University; MA, University of London; MBA, California Coast University Jeremiah (Jerry) Vilakazi is a Sibanye-Stillwater Independent Non-Executive Director and was appointed on 24 February 2020. Jerry was recently appointed Adjunct Professor by Unisa in the Department of Business Management. He is currently a non-executive director of Blue Label Telecoms Limited, Cell C Limited and Palama Industrial Proprietary Limited. He previously held the position of Chairman of Netcare Limited and directorships of Pretoria Portland Cement Company Limited, Goliath Gold Limited, SANPARKS and Computershare Limited. He is a past CEO of Business Unity South Africa NPC and Managing Director of the Black Management Forum NPC. He has served on the King Committee on Corporate Governance, charged with reforming corporate governance in South Africa, for an extended period of close to a decade. Jerry served as Chief Director of the Department of Home Affairs prior to being appointed Public Service Commissioner in 1999 and later serving on the National Planning Commission and the Presidential Broad-based Black Economic Empowerment Advisory Council. He has also served as Chairman of the Mpumalanga Economic Growth Agency, Mpumalanga Gambling Board and of the State Information Technology Agency (SOC) Proprietary. –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 5 Re-election of a director "Resolved that Elaine Jay Dorward- King, who was appointed to the Board on 27 March 2020, who is eligible and available for election, is re- elected as a director of the Company.” A brief CV is set out below: Elaine Jay Dorward- King (Elaine) (Independent Non-Executive Director) BSc (Chemistry), Maryville College; PhD (Analytical Chemistry), Colorado State University Elaine (Elaine) Dorward-King is a Sibanye-Stillwater Independent Non-Executive Director and was appointed on 27 March 2020. Elaine is a retired executive with over 32 years of leadership experience in developing and implementing sustainable development, safety, health and environmental strategies and programmes in the mining, chemical and engineering consulting sectors. From 2013 to June 2019, Elaine served as the executive vice president of sustainability and external relations for Newmont Mining Corporation (Newmont), where she led the development and implementation of strategy, policy, and standards across the company in environmental, social responsibility, community relations, external affairs, government relations and communications areas. She was a member of Newmont’s executive leadership team (ELT) and was one of four ELT members on the company’s investment committee. From June 2019 until January 2020, Elaine was executive vice president of ESG strategy for Newmont. Prior to joining Newmont, Elaine spent 20 years at Rio Tinto, where she held a variety of leadership roles including two years as managing director of Richards Bay Minerals Proprietary Limited (Richards Bay Minerals), one of the world’s largest producers of mineral sands products, including titanium dioxide feedstock, zircon, rutile and high-grade iron. She also served as the global head of health, safety and environment for Rio Tinto, a role she held for eight years following other roles of increasing responsibility. Prior to that, Elaine worked for an engineering consulting firm, EBASCO Environmental, and for Monsanto Chemical Company, in the agricultural products division. Since retiring from Newmont, Elaine has joined the boards of Nevada Copper Corp, Kenmare Resources PLC, a leading producer of titanium minerals and zircon, and NOVAGOLD Resources Inc., a North American gold exploration and development company. Elaine has stepped down from the board of Great Lakes Dredge and Dock Company, an American company providing construction services in dredging and land reclamation. –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 6 Election of a member and chair of the Audit Committee “Resolved that Keith Rayner is elected as a member, and the Chairman, of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act.” A brief CV is set out below: Keith Rayner (Keith) (Independent Non-Executive Director) BCom, Rhodes University; CTA; CA(SA) Keith (Keith) Rayner is a Sibanye-Stillwater Independent Non-Executive Director and was appointed on 24 February 20201. Keith is CEO of KA Rayner Presentations CC, an advisory and presentation corporation specialising in corporate finance and regulatory advice. He is an independent non-executive director of Telkom SA SOC Limited. He is a non-executive director of Nexus Intertrade Proprietary Limited, Sabi Gold Proprietary Limited (dormant), Keidav Properties Proprietary Limited (dormant) and at Appropriate Process Technologies Proprietary Limited. He is a member of the JSE Issuer Regulation Advisory Committee and is a member of the Investment Analysts Society. He was previously a director of Afristrat Investment Holdings Limited and 2Quins Engineered Business Information Proprietary Limited. In compliance with the Sarbanes-Oxley Act, the Board has identified Keith as the Audit Committee’s financial expert. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTICE OF ANNUAL GENERAL MEETING continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 53 1 Appointed to the Board of Sibanye Gold Limited (preceding entity) on 1 January 2013 'b G < > - ORDINARY RESOLUTION NUMBER 7 Election of a member of the Audit Committee “Resolved that, Timothy J Cumming is elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act.” A brief CV is set out below: Timothy J Cumming (Tim) (Independent Non-Executive Director) BSc (Hons) (Engineering), University of Cape Town; MA (PPE), Oxford University Timothy (Tim) Cumming is a Sibanye-Stillwater Independent Non-Executive Director and was appointed on 24 February 20202. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services to senior business executives as well as strategic advisory services. He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank PLC, and Allan Gray Limited. He is currently also the Non-Executive Chairman of DRDGOLD Limited, an independent non-executive director of Nedgroup Investments Limited and Non-Executive Chairman of RisCura Holdings Proprietary Limited. Tim started his career as an engineer at Anglo American Corporation of South Africa Limited. He worked on a number of gold mines and diamond mines in Southern Africa. He is also the Chairman of the Woodside Endowment Trust and of the Investment Committee of the Mandela Rhodes Foundation. –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 8 Election of a member of the Audit Committee “Resolved that Richard P Menell is elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act.” A brief CV is set out in resolution number 3 above. –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 9 Election of a member of the Audit Committee “Resolved that Sindiswa V Zilwa is elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act.” A brief CV is set out below: Sindiswa V Zilwa (Sindi) (Independent Non-Executive Director) BCompt (Hons), University of South Africa; CTA; CA (SA); CD(SA); Advanced Taxation Certificate, University of South Africa; Advanced Diploma in Financial Planning, University of the Free State; Advanced Diploma in Banking, University of Johannesburg; Harvard VPAL Cybersecurity Certificate Programme: Managing Risk in the Information Age, Harvard University Sindiswa (Sindi) Zilwa is a Sibanye-Stillwater Independent Non-Executive Director and was appointed on 1 January 2021. A chartered accountant by profession, Sindi is an expert in the areas of accounting, auditing, governance, transformation and business management. Sindi is also a chartered director (SA) and has vast experience as a director in the public and private sectors, currently serving as a non- executive director of Cell C Limited, Delta Property Fund Limited, Gijima Group Limited Mercedes-Benz South Africa Limited, Metrofile Limited, and Tourvest Group Proprietary Limited. She is an author of “The ACE Model-Winning Formula for Audit Committees”, formerly used by the Institute of Directors to train audit committee members in South Africa, and the author of “Creating Board and Committee Effectiveness”. She is a member of the South African Institute of Chartered Accountants and Institute of Directors. Sindi was the co-founder and retired Chief Executive Officer of Nkonki Incorporated, having held the position from 1993 to 2016. Her other former non-executive directorships over the past five years included AngloGold Ashanti Limited (AngloGold), Aspen Pharmacare Holdings Limited, Consol Holdings Proprietary Limited, Consol Glass Proprietary Limited, Discovery Limited, Massmart Limited and Redefine Properties Limited. In 2023, Sindi completed a cybersecurity certificate programme at Harvard University online, entitled Cybersecurity: Managing Risk in the Information Age 2023-09-06 which she has passed with 82%. The Board has identified Sindi as the cyber security expert. –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 10 Approval for the issue of authorised but unissued ordinary shares “Resolved that, as required by the Company’s Memorandum of incorporation and subject to the provisions of section 41 of the Act and the requirements of any recognised stock exchange on which the shares (whether in the form of ordinary shares or American depositary shares) in the capital of the Company may from time to time be listed, the directors are authorised, as they in their discretion think fit, to allot and issue, or grant options over, a maximum number of 141,528,363 (one hundred forty-one million five hundred twenty-eight thousand three hundred sixty-three) ordinary shares, representing a maximum of 5% (five per cent) of the number of ordinary shares in the issued share capital of the Company as at the date of the notice of the AGM being 26 April 2024, (for which purposes any ordinary shares already approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the benefit of employees shall be excluded), such authority to remain in force until the next AGM of the Company.” OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTICE OF ANNUAL GENERAL MEETING continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 54 2 Appointed to the Board of Sibanye Gold Limited (preceding entity) on 21 February 2013 'b G < > -

ORDINARY RESOLUTION NUMBER 11 Approval for the issuing of equity securities for cash “Resolved that the directors of the Company are hereby authorised, until the forthcoming AGM of the Company (whereupon this authority shall lapse unless it is renewed at the aforementioned AGM, provided that it shall not extend beyond 15 (fifteen) months of the date of this AGM), to allot and issue ordinary shares (including options and securities convertible into ordinary shares) (equity securities) for cash subject to the JSE Listings Requirements and the Act on the following basis: a. The allotment and issue of equity securities for cash shall be made only to persons qualifying as public shareholders as defined in the JSE Listings Requirements b. Equity securities which are the subject of issues for cash: i. in the aggregate in any one financial year may not exceed 5% (five per cent) of the Company’s relevant number of ordinary shares in issue of that class as at the date of the notice of the AGM, such number being 141,528,363 (one hundred forty-one million five hundred twenty-eight thousand three hundred sixty-three) ordinary shares in the Company’s issued share capital as at the date of this notice of AGM being 26 April 2024 ii. any equity securities issued under the authority during the period contemplated above must be deducted from such number in the preceding bullet (i) iii. in the event of a sub-division or consolidation of issued equity securities during the period contemplated above, the existing authority must be adjusted accordingly to represent the same allocation ratio iv. of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class, and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible c. The maximum discount at which any ordinary shares may be issued is 10% (ten per cent) of the weighted average traded price on the JSE of such equity securities over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company d. After the Company has issued ordinary shares for cash which represent, on a cumulative basis within the period contemplated above, 5% (five per cent) or more of the number of equity securities of that class in issue prior to that issue, the Company shall publish an announcement containing full details of the issue in accordance with paragraph 11.22 of the JSE Listings Requirements e. The ordinary shares which are the subject of the issue for cash are of a class already in issue or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue” In terms of the JSE Listings Requirements, a 75% (seventy-five per cent) majority is required of entitled votes cast in favour of such ordinary resolution by all ordinary shareholders participating or represented by proxy at the AGM convened to approve the above resolution f. In terms of the JSE Listings Requirements, related parties may participate in the general issue for cash through a bookbuild process provided that they may only participate with a maximum bid price at which they are prepared to take-up shares or at book close price. In the event of a maximum bid price and the book closes at a higher price the relevant related party will be “out of the book” and not be allocated shares. Equity securities must be allocated equitably “in the book” through the bookbuild process and the measures to be applied must be disclosed in the Stock Exchange News Service announcement launching the bookbuild –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 12 Advisory endorsement of the Company’s Remuneration policy “Resolved that the Company’s Remuneration policy, as set out in the Remuneration report of the Integrated report 2023, is hereby endorsed by way of a non-binding advisory vote.” All of our 2023 reports, together with supporting documents, are available on our website at: www.sibanyestillwater.com/newsinvestors/reports/annual. King IV and the JSE Listings Requirements require that a separate non-binding advisory vote should be obtained from shareholders on the Company’s Remuneration policy. This vote enables shareholders to express their views on the Company’s Remuneration policy. –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 13 Advisory endorsement of the Company’s Remuneration implementation report “Resolved that the Company’s Remuneration implementation report, as set out in the Remuneration report of the Integrated report 2023, is hereby endorsed by way of a non-binding advisory vote.” King IV and the JSE Listings Requirements require that a separate non-binding advisory vote should be obtained from shareholders on the implementation report of the Company’s Remuneration policy. This vote enables shareholders to express their views on the implementation of the Company’s Remuneration policy. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTICE OF ANNUAL GENERAL MEETING continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 55 'b G < > - SPECIAL RESOLUTIONS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– SPECIAL RESOLUTION NUMBER 1 Approval for the annual retainer fees of non-executive directors resident in Africa “Resolved that, in terms of section 66(9) of the Act, the following remuneration as an annual retainer fee, quoted exclusive of South African VAT and to which VAT at the applicable rate will be added, where applicable, shall be payable with effect from 1 June 2024 to those non-executive directors of the Company to which any one of the categories applies and who are resident in Africa, in respect of their services as directors: Special Resolution 1 Annual retainer fees of non-executive directors resident in Africa 2023 Proposed 2024 % year-on-year increase 2024 fees converted to USD at ZAR18/USD Chair of the Board, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event having to attend additional ad hoc Board or committee meeting for which the relevant fees will apply. R3,662,000 R3,662,000 0 % US$203,444 Lead Independent Director, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event having to attend additional ad hoc Board or committee meeting for which the relevant fees will apply. R2,460,000 R2,460,000 0 % US$136,667 Members of the Board R1,212,000 R1,212,000 0 % US$67,333 Chair of the Audit Committee R439,000 R439,000 0 % US$24,389 Chair of the Remuneration Committee R309,000 R309,000 0 % US$17,167 Chair of the Investment Committee#* R166,000 0 % US$9,222 Chairs of the Nominating and Governance Committee, Risk Committee, Social, Ethics and Sustainability Committee, and Safety and Health Committee R270,000 R270,000 0 % US$15,000 Members of the Audit Committee R228,000 R228,000 0 % US$12,667 Members of the Investment Committee#* R88,000 0 % US$4,889 Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social, Ethics and Sustainability Committee and Safety and Health Committee R171,000 R171,000 0 % US$9,500 #Based on two fixed scheduled meetings per year. 'Ad hoc' fees will apply to additional meetings. * The 2023 Ad Hoc Investment Comm fees for the Chair and for Members were R83 000 and R44 000 respectively. SPECIAL RESOLUTION NUMBER 2 Approval for the annual retainer fees of non-executive directors resident outside of Africa “Resolved that, in terms of section 66(9) of the Act, the following remuneration as an annual retainer fee shall be payable with effect from 1 June 2024 to those non- executive directors of the Company to which any one of the categories applies and who are resident outside of Africa in respect of their services as directors. These fees are quoted exclusive of any applicable VAT which will be added if and where required, in respect of their services as directors: Special Resolution 2 Annual retainer fees of non-executive directors resident outside of Africa Proposed 2024 2024 fees converted to ZAR at ZAR18/ USD African- resident Difference to African- resident 2024 fees converted to GBP at GBP0.75/USD Chair of the Board, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event having to attend additional ad hoc Board or committee meeting for which the relevant fees will apply. US$290,000 R5,220,000 R3,662,000 43% £217,500 Lead independent director, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event having to attend additional ad hoc Board or committee meeting for which the relevant fees will apply. US$196,000 R3,528,000 R2,460,000 43% £147,000 Members of the Board US$96,600 R1,738,800 R1,212,000 43% £72,450 Chair of the Audit Committee US$35,000 R630,000 R439,000 44% £26,250 Chair of the Remuneration Committee US$24,600 R442,800 R309,000 43% £18,450 Chair of the Investment Committee# US$13,200 R237,600 R166,000 43% £9,900 Chairs of the Nominating and Governance Committee, Risk Committee, Social, Ethics and Sustainability Committee, and Safety and Health Committee US$21,500 R387,000 R270,000 43% £16,125 Members of the Audit Committee US$18,200 R327,600 R228,000 44% £13,650 Members of the Investment Committee# US$7,000 R126,000 R88,000 43% £5,250 Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social, Ethics and Sustainability Committee and Safety and Health Committee US$13,600 R244,800 R171,000 43% £10,200 #Based on two fixed scheduled meetings per year. 'Ad hoc' fees will apply to additional meetings. SPECIAL RESOLUTION NUMBER 3 Approval for fees applicable to additional Ad Hoc committee and board meetings “Resolved that, in terms of section 66(9) of the Act, the following remuneration as ad hoc fees shall be payable with effect from 1 June 2024 to those non- executive directors of the Company who are required to participate in any additional formal board or committee meetings that are required to address urgent matters between regularly scheduled meetings. These fees are quoted exclusive of any applicable VAT which will be added if and where required: Special Resolution 3 Approval for fees applicable to additional ad hoc committee and board meetings ** Proposed 2024 African- resident NED Proposed 2024 non-African resident NED's Non-African fees converted to ZAR at ZAR18/ USD Difference to African- resident 2024 fees converted to GBP at GBP0.75/ USD Ad hoc meeting attendance - per meeting (Chair) R83,000 US$6,400 R115,200 39% £4,800 Ad hoc meeting attendance - per meeting (Member) R44,000 US$3,700 R66,600 51% £2,775 **In 2023 the Ad hoc meeting fee applied only to the Investment Committee but from 2024 it is intended to apply to any additional meetings beyond scheduled board and committee meetings when required for reasons of urgency or critical additional attention. The 2023 Ad Hoc Investment Committee fees for the Chair and for Members were R83 000 and R44 000 respectively. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTICE OF ANNUAL GENERAL MEETING continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 56 'b G < > - SPECIAL RESOLUTION NUMBER 4 Approval of Travel Fee “Resolved that, in terms of section 66(9) of the Act, that, with effect from 1 June 2024, a single Travel Fee of US$3 000 (or its equivalent in the relevant currency for the particular NED) be payable to any NEDs whenever they are required to travel outside of their country of residence for the purposes of attending Company meetings or travelling on any other approved Company business. These fees are quoted exclusive of any applicable VAT which will be added if and where required.” Special Resolution 4 Approval for a Travel Fee Proposed 2024 2024 fees converted to ZAR at ZAR18/USD 2024 fees converted to GBP at GBP0.75/USD Effective date 1 June 2024 Propose a single travel fee of US$3 000 for any NED who travels to board meetings or travels on other company business outside of their home-country US$3,000 R54,000 £2,250 –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– SPECIAL RESOLUTION NUMBER 5 Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act “Resolved that, to the extent required by sections 44 and/or 45 of the Act, the Board may, subject to compliance with the requirements of the Act, the Company’s Memorandum of incorporation and the requirements of any recognised stock exchange on which the shares in the capital of the Company may from time to time be listed, authorise the Company to provide direct or indirect financial assistance to any of its present or future subsidiaries and/or any other Company or entity that is or becomes related or inter-related to the Company, at any time during a period commencing on the date of passing of this resolution and ending at the next AGM.” This financial assistance does not extend to directors and is a limited authority for the Company to provide direct or indirect financial assistance to only its present or future subsidiaries and/or any other Company or entity that is or becomes related or inter-related to the Company, at any time during a period commencing on the date of passing of this resolution and ending at the next AGM. –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– SPECIAL RESOLUTION NUMBER 6 Acquisition of the Company’s own shares “Resolved that, pursuant to the Company’s Memorandum of incorporation, the Company or any subsidiary/ies of the Company is/are hereby authorised by way of a general approval, from time to time, to acquire ordinary shares (whether in the form of ordinary shares or American depositary shares) in the capital of the Company in accordance with applicable requirements, including the Act and the JSE Listings Requirements, provided that: i. The number of its own ordinary shares acquired by the Company in any one financial year shall not exceed 5% (five per cent) of the ordinary shares in issue at the date on which this resolution is passed ii. This authority shall lapse on the earlier of the date of the next AGM of the Company or the date 15 (fifteen) months after the date on which this resolution is passed iii. The Board has resolved to authorise acquisition of the shares (whether in the form of ordinary shares or American depositary shares) and that the Company and its subsidiaries (the Group) will satisfy the solvency and liquidity test immediately after the acquisition and that, since the test was done, there have been no material changes to the financial position of the Group iv. Acquisition of the ordinary shares must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the Company or subsidiary/ies and the counterparty v. The Company only appoints 1 (one) agent to effect any acquisition(s) of ordinary shares on its behalf vi. The price paid per ordinary share may not be greater than 10% (ten per cent) above the weighted average of the market value of the ordinary shares for the 5 (five) business days immediately preceding the date on which an acquisition is made vii. The number of shares acquired by subsidiaries of the Company shall not exceed 10% (ten per cent) in the aggregate of the number of issued shares in the Company at the relevant times viii. The acquisition of shares by the Company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings Requirements unless compliance with paragraph 5.72(h) of the JSE Listings Requirements has been effected ix. An announcement in compliance with paragraph 11.27 of the JSE Listings Requirements containing full details of such acquisitions of shares will be published as soon as the Company and/or its subsidiaries have acquired shares constituting, on a cumulative basis, 3% (three per cent) of the number of shares in issue at the date of the AGM at which this special resolution is considered and if approved, passed, and for each 3% (three per cent) in aggregate of the initial number acquired thereafter” After having considered the effect of any repurchases of ordinary shares pursuant to this general authority, the Directors of the Company in terms of the Companies Act, and the JSE Listings Requirements confirm that they will not undertake such repurchase of ordinary shares unless: • The Company and the Group would be able to repay their debts in the ordinary course of business for the period of 12 (twelve) months after the date of the notice of the AGM • The assets of the Company and the Group, fairly valued in accordance with International Financial Reporting Standards and the Company’s accounting policies used in the latest audited Group financial statements, will be in excess of the liabilities of the Company and the Group for the period of twelve (12) months after the date of the notice of the AGM • The Company and the Group will have adequate capital and reserves for ordinary business purposes for the period of twelve (12) months after the date of the notice of the AGM • The working capital of the Company and the Group will be adequate for ordinary business purposes for the period of twelve (12) months after the date of the notice of the AGM The JSE Listings Requirements require, in terms of paragraph 11.26, the following disclosures, which appear in this Notice of meeting: • Major shareholders – refer to page 67 • Material change – other than the facts and developments reported in the Annual financial report 2023 and Integrated report 2023, there have been no material changes in the financial or trading position of the Sibanye-Stillwater Group since the publication of the condensed Annual financial statements for the year ended 31 December 2023 on 5 March 2024 and the date of this notice of AGM, being 26 April 2024 • Share capital of the Company – refer to pages 66 RESPONSIBILITY STATEMENT –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The directors jointly and severally accept full responsibility for the accuracy of the information disclosed in the Notice of AGM and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the notice of AGM contains all information required by law, the JSE Listings Requirements and the New York Stock Exchange rules. Other than the facts and developments reported on in the Annual financial report 2023 and Integrated report 2023, there have been no material changes in the affairs or financial position of the Company and its subsidiaries between the date of signature of the Audit report and the date of this Notice. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION NOTICE OF ANNUAL GENERAL MEETING continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 57 By order of the directors Lerato Matlosa Company Secretary Johannesburg 26 April 2024 'b G < > - ORDINARY RESOLUTIONS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ORDINARY RESOLUTION NUMBER 1 Re-appointment of auditors and individual auditor In terms of section 90(1) of the Act, each year at its AGM, the Company must appoint an auditor who complies with the requirements of section 90(2) of the Act and with paragraphs 3.84(g)(iv) and 3.87 of the JSE Listings Requirements. The Board delegated to the Audit Committee the authority to recommend the appointment of an audit firm and the designated individual audit partner to the Board, which would then make a recommendation to the shareholders in the notice of AGM. Following a detailed review, which included an assessment of its independence, the Audit Committee and the Board of the Company has recommended that Ernst & Young Inc. be re-appointed as the auditors of the Company and the individual auditor, being Allister Carshagen. In compliance with section 23 of the Sarbanes-Oxley Act and Section 92 of the Companies Act 71 of 2008 , the incumbent individual auditor, being Lance Ian Neame Tomlinson, is due for partner rotation after acting as the individual auditor for a five year term and will retire at the AGM. The Audit Committee assessed the suitability for appointment of Allister Carshagen as the individual auditor. Based on the results of the Auditor Suitability Review and a review of the independence of Ernst & Young Inc. and the individual auditor, the Audit Committee has satisfied itself in terms of paragraphs 3.84(g)(iv)and 3.87 of the JSE Listings Requirements and recommended to the Board that Ernst & Young Inc. be re-appointed as the auditors of the Company and that Allister Carshagen be appointed as the individual auditor. The Board concurred with the recommendation. ORDINARY RESOLUTION NUMBERS 2 TO 5 Election and re-election of directors In terms of the Company’s Memorandum of incorporation, one third of the directors shall retire from office each AGM. The directors to retire at each AGM shall firstly be vacancies filled or additional directors appointed since the last AGM and then those who have been longest in office since their last election. Retiring directors shall be eligible for re-election. The Board, through the Nominating and Governance Committee, has evaluated the past performance and contribution of the retiring directors and recommends that they be re-elected. ORDINARY RESOLUTION NUMBERS 6 TO 9 Election of members of the Audit Committee The members of the Audit Committee have been nominated by the Board for election as members of the Company’s Audit Committee in terms of section 94(2) of the Act and in terms of the JSE Listings Requirements. The Board has reviewed the proposed composition of the Audit Committee against the requirements of the Act and the Regulations under the Act and in terms of the JSE Listings Requirements and has confirmed that, if all the individuals referred to above are elected, the committee will comply with the relevant requirements and have the necessary knowledge, skills and experience to enable it to perform its duties in terms of the Act and the JSE Listings Requirements. ORDINARY RESOLUTION NUMBER 10 Approval for the issue of authorised but unissued ordinary shares In terms of the Company’s Memorandum of incorporation, read with the JSE Listings Requirements, the shareholders of the Company may authorise the directors to, inter alia, issue any unissued ordinary shares and/or grant options over them, as the directors in their discretion deem fit. The existing authority granted by the shareholders at the previous AGM is proposed to be renewed at this AGM. The authority will be subject to the provisions of the Act and the JSE Listings Requirements. The aggregate number of ordinary shares capable of being allotted and issued in terms of this resolution, other than in terms of the Company’s share or other employee incentive schemes, shall be limited to 5% (five per cent) of the number of ordinary shares in issue as at the date of notice of the AGM. The directors have agreed to seek annual renewal of this authority in accordance with best practice. The directors have no current plans to make use of this authority but wish to ensure that, by having it in place, the Company has some flexibility to take advantage of any business opportunities that may arise in the future. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION EXPLANATORY NOTES SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 58 'b G < > -

ORDINARY RESOLUTION NUMBER 11 Issuing of equity securities for cash In terms of ordinary resolution number 10, the Shareholders authorise the directors to allot and issue a portion of the authorised but unissued shares, as the directors at their discretion deem fit. In terms of the JSE Listings Requirements, when shares are issued, or considered to be issued, for cash (including the extinction of any liability, obligation or commitment, restraint, or settlement of expenses), the Shareholders must authorise such issue with a 75% (seventy-five per cent) majority of entitled votes. Related parties have the ability to participate in the allotment and issue of shares for cash provided certain provisions as prescribed in the JSE Listings Requirements and outlined in resolution 10 are met. The authority will be subject to the provisions of the Act and the JSE Listings Requirements. The aggregate number of ordinary shares capable of being allotted and issued for cash are limited as set out in the resolution. The directors consider it advantageous to obtain this authority to provide the Company with flexibility to take advantage of any business opportunity that may arise in future. ORDINARY RESOLUTIONS NUMBERS 12 AND 13 Non-binding advisory vote on Remuneration policy and Implementation reports In terms of the JSE Listings Requirements and King IV Report on Corporate Governance for South Africa 2016 (King IV), the Company’s Remuneration policy and related Implementation report must be tabled every year for separate non-binding advisory votes by the shareholders of the Company at the AGM. In the event that either ordinary resolution number 12 or 13 is voted against by 25% or more of the votes exercised on them, the Company shall engage with the dissenting shareholders as set out in the Remuneration policy as well as in the Integrated report 2023. SPECIAL RESOLUTIONS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– SPECIAL RESOLUTIONS NUMBER 1 and NUMBER 2 Approval for the annual retainer fees for non-executive directors – differing according to whether they are African-residents or non-African-residents Special resolution number 1 is proposed to enable the Company to comply with the provisions of sections 65(11)(h), 66(8) and 66(9) of the Act, which stipulate that remuneration to directors for their service as directors may be paid only in accordance with a special resolution approved by Shareholders. The Board, through the Remuneration Committee, decided not to recommend any increase to the current annual retainer fees given the poor financial and fatality outcomes during 2023. The proposed fees in Special Resolution Number 1 shall apply to those non-executive directors (NEDs) who are resident in Africa - whereas Special Resolution Number 2 sets out a different schedule of fees which is being proposed for international NEDs who are resident outside of Africa. This proposed two-tiered fee scale arises from the need for the Company to be able to attract and retain high calibre international NEDs, especially as the Company’s operations, management and governance becomes progressively more multinational notwithstanding its current South African domicile and primary listing on the JSE. The Board already has two non-African resident NEDs (one in the UK and one in the USA) who are currently under-rewarded when considering international NED fee benchmarking given the application, up until now, of the single Rand-denominated fee scale. In addition, there are at least six long standing South African resident NEDs who will be retiring from the board over the next few years, and it is the Board’s intention to replace several of them with international NEDs who have the relevant experience and expertise suited to the current and developing international strategies of the Company. The applicable comparable fees for international NEDs in the various board and committee roles is typically far higher (when converted to Rand equivalents) than those fees earned by South African resident NEDs in the same roles, despite the NEDs having identical responsibilities, risks and liabilities in their roles. Accordingly, the Board recommends the introduction of this two-tier NED fee scale which is the common practice amongst practically all major JSE-listed companies. Special Resolution Number 1 sets out the NED fee scale applicable to all NEDs resident in Africa. Besides indicating the decision not to recommend any inflationary adjustments / increase for 2024, this schedule also introduces a new retainer fee scale for Investment Committee members. Previously the Investment Committee was only remunerated on an ad hoc basis as and when meetings were called. However, going forward, the Investment Committee has now formally scheduled two meetings per year in the first instance and will have further meetings as and when needed. The fees in Special Resolution No 1 are intended to cover the two scheduled meetings. The ad hoc meeting fees, as set out and proposed in Special Resolution No 3, will cover the fees for any additional Investment Committee meetings that are called during the year. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION EXPLANATORY NOTES continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 59 'b G < > - SPECIAL RESOLUTION NUMBER 3 Approval for fees applicable to additional Ad Hoc Committee and Board meetings Special resolution number 3 is an adjustment to the ad hoc fee scale that had previously only been applied to the Investment Committee which had no specifically scheduled meetings and only met as and when required (the fee per meeting is the same as for 2023). However, it is proposed to change this arrangement to an ad hoc fee that is applicable to any and all Board or committee meetings that are formally called and required in between the routinely scheduled Board and committee meetings to address matters that are urgent or that require critical attention by the relevant NEDs. SPECIAL RESOLUTION NUMBER 4 Approval of Travel Allowance Special resolution number 4 is proposed as a replacement of the current application of a ‘per diem’ Travel Fee which, over the last year has amounted to a fee of R22,000 per day being paid for each day that non-SA resident non-executive directors are required to be away from their home country while on Sibanye-Stillwater business, plus one additional day for ‘travel time’. It is proposed to replace this per diem Travel Tee with a single flat-rate Travel Fee of US$3 000 per trip for NEDs who are required to travel outside of their country of residence in order to attend company board or committee meetings or to travel on any other approved company business. This Travel Fee is over and above the Company covering the direct costs for travel and accommodation on such trips. SPECIAL RESOLUTION NUMBER 5 Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act Notwithstanding the title of section 45 of the Act, on a proper interpretation thereof, the body of the section also applies to financial assistance provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, and to a person related to any such company, corporation or member. This financial assistance required does not and will not extend to the directors of Sibanye-Stillwater and the authority sought will be limited authority for the Company to provide direct or indirect financial assistance to only its present or future subsidiaries and/or any other company or entity that is or becomes related or inter-related to the Company, at any time during a period commencing on the date of passing of this resolution and ending at the next AGM. Further, section 44 of the Act may also apply to the financial assistance so provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, or a person related to any such company, corporation or member, in the event that the financial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by that company or a related or inter-related company, or for the purchase of any securities of that company or a related or inter-related company. The authority sought is limited authority for the Company to provide direct or indirect financial assistance to any related or inter-related company or corporation. Both sections 44 and 45 of the Act provide, inter alia, that the particular financial assistance must be provided only pursuant to a special resolution of Shareholders, adopted within the previous 2 (two) years, which approved such assistance either for the specific recipient, or generally for a category of potential recipients, into which the specific recipient falls, and that the Board is satisfied that: (i) immediately after providing the financial assistance, the Company would satisfy the solvency and liquidity test (as contemplated in the Act) and (ii) the terms under which the financial assistance is proposed to be given are fair and reasonable to the Company As part of the normal conduct of the business of the Group, the Company, where necessary, may provide guarantees and other support undertakings to third parties which enter into financial agreements with its subsidiaries and joint ventures or partnerships in which the Company or members of the Group have an interest. In the circumstances and in order to, inter alia, ensure that the Company and its subsidiaries and other related and inter-related companies and entities continue to have access to financing for purposes of refinancing existing facilities and funding their corporate and working capital requirements, it is necessary to obtain the approval of the Shareholders as set out in this special resolution. The Company also requires the ability to continue to provide financial assistance, if necessary, in other circumstances, in accordance with section 45 of the Act. Furthermore, it may be necessary for the Company to provide financial assistance to any of its present or future subsidiaries, and/or to any related or inter-related company or corporation, and/or to a member of a related or inter-related corporation, to subscribe for options or securities of the Company or another company related or inter-related to it. Under the Act, the Company will require the special resolution referred to above to be adopted. It is therefore imperative that the Company obtains the approval of Shareholders in terms of special resolution number 4 so that it is able to effectively organise its internal financial administration. SPECIAL RESOLUTION NUMBER 6 Acquisition of the Company’s own shares Special resolution number 4 is sought to allow the Company and/or its Subsidiaries (the Group) by way of a general authority to acquire its own issued shares (whether in the form of ordinary shares or American depositary shares) (reducing the total number of ordinary shares of the Company in issue in the case of an acquisition by the Company of its own shares). At the present time, the directors have no specific intention regarding the use of this authority which will be used if the circumstances are appropriate. Any decision by the directors to use the general authority to acquire shares of the Company will be taken with regard to prevailing market conditions and other factors. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION EXPLANATORY NOTES continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 60 'b G < > - FORM OF PROXY Sibanye-Stillwater Registration number: 2014/243852/06 (“the Company”) Share codes: SSW (JSE) and SBSW (NYSE) ISIN: ZAE000259701 For use by certificated Shareholders and own-name dematerialised Shareholders at the AGM of the Company to be held entirely by electronic communication at 09:00 (CAT) on Tuesday, 28 May 2024. Certificated shareholders or dematerialised shareholders with “own-name” registration, and who are entitled to attend and vote at the AGM, are entitled to appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be a shareholder and shall be entitled to vote on a poll. It is recommended that forms of proxy be forwarded so as to reach the Transfer Secretaries in South Africa by no later than 09:00 on Friday, 24 May 2024, being the last practicable and reasonable date for the Company to verify the identity of Shareholders and their proxies who wish to participate by electronic communication in the AGM. If Shareholders who have not dematerialised their shares or who have dematerialised their shares with own name registration and who are entitled to participate in and vote at the AGM do not deliver the forms of proxy to the Transfer Secretaries, they will nevertheless be entitled to lodge the form of proxy in respect of the AGM, by emailing those forms of proxy to Computershare at proxy@computershare.co.za as soon as possible. Dematerialised Shareholders, other than dematerialised Shareholders with “own-name” registration, must not return this form of proxy to the Transfer Secretaries. Dematerialised Shareholders, other than dematerialised Shareholders with “own-name” registration, should instruct their CSDP or broker as to what action they wish to take. This must be done in the manner and time stipulated in the agreement entered into between them and their CSDP or broker. I/We (name in block letters) of (address in block letters) being the holder/s of 1 ordinary shares in the issued share capital of the Company, hereby appoint of or, failing him/her of or, failing him/her, the Chair of the AGM as my/our proxy, to attend, speak on my/our behalf at the AGM to be held entirely by way of electronic communication at 9:00 South African time on Tuesday, 28 May 2024 and at any adjournment thereof, and to vote or abstain from voting on my/our behalf on the resolutions to be proposed at such AGM, with or without modification, as follows: For Against Abstain Ordinary Resolution Number 1 Re-appointment of auditors and individual auditor Ordinary Resolution Number 2 Election of a director: PFM Boisseau Ordinary Resolution Number 3 Re-election of a director: RP Menell Ordinary Resolution Number 4 Re-election of a director: JS Vilakazi Ordinary Resolution Number 5 Re-election of a director: EJ Dorward-King Ordinary Resolution Number 6 Election of a member and chair of the Audit Committee : KA Rayner Ordinary Resolution Number 7 Election of a member of the Audit Committee: TJ Cumming Ordinary Resolution Number 8 Election of a member of the Audit Committee: RP Menell Ordinary Resolution Number 9 Election of a member of the Audit Committee: SV Zilwa Ordinary Resolution Number 10 Approval for the issue of authorised but unissued ordinary shares Ordinary Resolution Number 11 Approval for the issuing equity securities for cash Ordinary Resolution Number 12 Non-binding advisory vote on remuneration policy Ordinary Resolution Number 13 Non-binding advisory vote on remuneration implementation report Special Resolution Number 1 Approval for the annual retainer fees of non-executive directors resident in Africa Special Resolution Number 2 Approval for the annual retainer fees of non-executive directors resident outside of Africa Special Resolution Number 3 Approval for fees applicable to additional Ad Hoc Committee and Board meetings Special Resolution Number 4 Approval of Travel Fee Special Resolution Number 5 Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act Special Resolution Number 6 Acquisition of the Company’s own shares and American depository shares Every person entitled to vote who is participating at the AGM shall be entitled to (a) one vote irrespective of the number of shares such person holds or represents, provided that a proxy shall, irrespective of the number of shareholders she/he represents, have only one vote. (b) that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by the shareholder bears to the aggregate amount of the nominal value of all shares issued by the Company in respect of every matter that may be decided by polling A proxy may not delegate his/her authority to act on his/her behalf to another person (see note 10). 1 Insert number of securities in respect of which you are entitled to exercise voting rights. This proxy form will lapse and cease to be of force and effect immediately after the AGM of the Company and any adjournment(s) thereof, unless it is revoked earlier (as to which see notes 15 and 16). Signed at on 2024 (Name in block letters) Signature Assisted by me (where applicable) SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 61 'b G < > - NOTES TO THE FORM OF PROXY This proxy form is not for use by holders of American depositary shares issued by the Bank of New York Mellon Corporation. Please read the notes and instructions. SUMMARY OF HOLDERS’ RIGHTS IN RESPECT OF PROXY APPOINTMENTS AS SET OUT IN SECTIONS 56 AND 58 OF THE ACT AND NOTES TO THE FORM OF PROXY 1. Section 56 grants voting rights to holders of a beneficial interest in certain circumstances, namely if the beneficial interest includes the right to vote on the matter, and the person’s name is on the Company’s register of disclosures as the holder of a beneficial interest. A person who has a beneficial interest in any securities that are entitled to be voted on by him/her, may demand a proxy appointment from the registered holder of those securities, to the extent of that person’s beneficial interest, by delivering such a demand to the registered holder, in writing, or as required by the applicable requirements of a central securities depository. 2. A proxy appointment must be in writing, dated and signed by the person appointing the proxy. 3. Forms of proxy may be delivered to the Company by or before 9:00 on Friday, 24 May 2024 before a proxy may exercise any voting rights at the AGM by: • hand delivery to Computershare Investor Services Proprietary Limited at Rosebank Towers,15 Biermann Avenue, Rosebank, 2196, or to • Link Asset Services, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or • postal delivery to Computershare: Private Bag X9000, Saxonwold, 2132 or • electronic delivery by email to proxy@computershare.co.za 4. Each person entitled to exercise any voting rights at the AGM may appoint a proxy or proxies to attend, speak, vote or abstain from voting in place of that holder. 5. A person entitled to vote may insert the name of a proxy or the name of an alternative proxy of the holder’s choice in the space provided, with or without deleting the Chair of the AGM. Any such deletion must be initialled. The person whose name stands first on the form of proxy and who is participating at the AGM shall be entitled to act as proxy to the exclusion of the person whose name follows as an alternative. In the event the proxy is given to the Chair without direction or that no proxy names are indicated, the proxy shall be exercised by the Chair of the AGM to vote in favour of any resolution. 6. An “X” in the appropriate box indicates that all your voting rights are exercisable by that holder. If no instructions are provided in the form of proxy, in accordance with the above, then the proxy shall be entitled to vote or abstain from voting at the AGM, as the proxy deems fit in respect of all your voting rights exercisable thereat but, as noted above, if the proxy is the Chair, failure to provide instructions to the proxy in accordance with the above will be deemed to authorise the proxy to vote only in favour of the resolution. 7. You or your proxy are not obliged to exercise all your voting rights that are exercisable, but the total of the voting rights cast may not exceed the total of the voting rights that may be exercised by you. 8. Your authorisation to the proxy, including the Chair of the AGM, to vote on your behalf, shall be deemed to include the authority to vote on procedural matters at the AGM. 9. The completion and lodging of this form of proxy will not preclude you from attending the AGM and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, in which case the appointment of any proxy will be suspended to the extent that you choose to act in person in the exercise of your voting rights at the AGM. 10. The Company’s Memorandum of incorporation does not permit delegation by a proxy. 11. Documentary evidence establishing the authority of a person participating in the AGM on your behalf in a representative capacity or signing this form of proxy in a representative capacity must be attached to this form. 12. The Company will accept a certified copy of an original and valid identity document, driver’s licence or passport as satisfactory identification. 13. Any insertions, deletions or alterations to this form must be initialled by the signatory(ies). 14. The appointment of a proxy is revocable unless you expressly state otherwise in the form of proxy. 15. You may revoke the proxy appointment by: (i) cancelling it in writing up to 8h30 prior to the meeting, or making a later, inconsistent appointment of a proxy; and (ii) delivering a copy of the revocation instrument to the proxy and to the Company as per note 3 above, to be received before 09:00 on Friday, 24 May 2024 16. The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy’s authority to act on your behalf at the later of (i) the date stated in the revocation instrument, if any; or (ii) the date on which the revocation instrument is delivered as required in paragraph 15. 17. If this form of proxy has been delivered to the Company in accordance with paragraph 3 then, as long as that appointment remains in effect, any notice that is required by the Act or the Company’s memorandum of incorporation to be delivered by the Company to the holder of the voting rights must be delivered by the Company to (a) the holder or (b) the proxy, if the holder has (i) directed the Company to do so, in writing and (ii) has paid any reasonable fee charged by the Company for doing so 18. In terms of section 56 of the Act, the registered holder of any shares in which any person has a beneficial interest, must deliver to each such person a notice of any meeting of the Company at which those shares may be voted on, within two business days after receiving such a notice from the Company. SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 62 'b G < > -

SIBANYE STILLWATER LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 2014/243852/06)

JSE share code: SSW ISIN: ZAE000259701

ADR code: SBSW

(**"Sibanye-Stillwater"** or **"the Company"**)

ELECTRONIC PARTICIPATION FORM

Electronic participation in the Sibanye-Stillwater Virtual AGM to be held on 28 May 2024

- Sibanye-Stillwater shareholders (Shareholders) or their proxies who wish to participate in the AGM via electronic communication (Participants), must apply to Computershare Investor Services Proprietary Limited (Computershare) via email to proxy@computershare.co.za
- Shareholders who have Dematerialised their Sibanye-Stillwater Shares, other than those Dematerialised Shareholders with "own-name" registration, should contact their Central Securities Depository Participant (CSDP) or Broker in the manner and time stipulated in their agreement with their CSDP or Broker
  - to furnish them with their voting instructions and
  - in the event that they wish to participate in the AGM, to obtain the necessary authority to do so
- Participants will be able to vote during the AGM through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the AGM, must provide Computershare with the information requested below
- Each Shareholder, who has complied with the requirements below, will be contacted by 27 May 2024 via email/mobile with a unique link to allow them to participate in the electronic AGM
- The cost of the Participant's phone call or data usage will be at his/her own expense and will be billed separately by his/her own telephone service provider
- The Participant's unique access credentials will be forwarded to the email/cell number provided below

APPLICATION FORM

Name and surname of Shareholder	
Name and surname of Shareholder representative (if applicable)	
ID number of Shareholder or representative	
Email address	
Mobile number	
Telephone number	
Name of CSDP or Broker (if Sibanye-Stillwater shares are held in dematerialised format)	
SCA number/Broker account number or own name account number	
Number of Sibanye-Stillwater shares	
Signature	
Date	

By signing this form, I agree and consent to the processing of my personal information above for the purpose of participation in the AGM.

SIBANYE-STILLWATER
NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS **2023** 63

TERMS AND CONDITIONS FOR PARTICIPATION AT THE SIBANYE-STILLWATER AGM TO BE HELD ON 28 MAY 2024 VIA ELECTRONIC COMMUNICATION

- The cost of dialling in using a telecommunication line/webcast/web-streaming to participate in the AGM is for the expense of the Participant and will be billed separately by the Participant's own telephone service provider
- The Participant acknowledges that the telecommunication lines/webcast/web-streaming are provided by a third party and indemnifies Sibanye-Stillwater, the Transfer Secretaries, the JSE and/or third party service providers against any loss, injury, damage, penalty or claim arising in any way from the use or possession of the telecommunication lines/webcast/web-streaming, whether or not the problem is caused by any act or omission on the part of the Participant or anyone else. In particular, but not exclusively, the Participant acknowledges that he/she will have no claim against Sibanye-Stillwater, the Transfer Secretaries, the JSE and/or third party service providers, whether for consequential damages or otherwise, arising from the use of the telecommunication lines/ webcast/web-streaming or any defect in it or from total or partial failure of the telecommunication lines/webcast/web-streaming and connections linking the telecommunication lines/webcast/web-streaming to the AGM
- Participants will be able to vote during the AGM through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the AGM, must act in accordance with the requirements set out above
- Once the Participant has received the link, the onus to safeguard this information remains with the Participant. The Shareholder hereby indemnifies Sibanye-Stillwater from any claims or losses that may arise as a result of the Participant failing to safeguard the link and/or permitting any unauthorised person to access the AGM and/or vote at the AGM utilising such link
- The application will only be deemed successful if this application form has been fully completed and signed by the Participant and delivered or e-mailed to Computershare at *proxy@computershare.co.za*

Shareholder name:	
Signature:	
Date:	

Important: You are required to attach a copy of your identity document/driver's licence/passport when submitting the application.

SIBANYE-STILLWATER
NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS **2023**

64



ANCILLARY INFORMATION


Sibanye Stillwater

Shareholder information	66
Forward-looking statements	69
Administration and corporate information	70

4

SIBANYE-STILLWATER
NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS **2023**

65

OUR BUSINESS AND LEADERSHIP | SUMMARISED FINANCIAL STATEMENTS | NOTICE OF ANNUAL GENERAL MEETING | ANCILLARY INFORMATION

SHAREHOLDER INFORMATION

SHARE INFORMATION

Sector		Resources
Shares issued	at 31 December 2023	2,830,567,264
	at 31 December 2022	2,830,370,251
	at 31 December 2021	2,808,406,269
JSE Ticker: SSW		
Market capitalisation	at 31 March 2024	R61.4 billion
	at 31 December 2023	R70.5 billion
	at 31 December 2022	R126.6 billion
	at 31 December 2021	R137.9 billion
12-month average daily share trading volumes	year ended 31 December 2023	14,030,137
	year ended 31 December 2022	12,055,276
	year ended 31 December 2021	14,175,442
Share price statistics	12-month low and high for 2023	Low: R18.70 High: R51.68
	12-month low and high for 2022	Low: R35.74 High: R75.40
	12-month low and high for 2021	Low: R45.58 High: R74.67
	closing price as at 31 December 2023	R24.90
	closing price as at 31 December 2022	R44.72
	closing price as at 31 December 2021	R49.10
NYSE Ticker: SBSW		
Market capitalisation	at 31 March 2024	US$3.3 billion
	at 31 December 2023	US$3.8 billion
	at 31 December 2022	US$7.5 billion
	at 31 December 2021	US$8.8 billion
12-month average daily share trading volumes on the NYSE and other US platforms	year ended 31 December 2023	4,454,107
	year ended 31 December 2022	3,690,141
	year ended 31 December 2021	2,848,586
Share price statistics	12-month low and high for 2023	Low US$4.27 High US$12.31
	12-month low and high for 2022	Low US$8.16 High US$20.32
	12-month low and high for 2021	Low: US$11.51 High: US$20.56
	closing price as at 31 December 2023	US$5.43
	closing price as at 31 December 2022	US$10.66
	closing price as at 31 December 2021	US$12.54
Free float[1]		99.9%
ADS ratio		1 ADS:4 ordinary shares
ADSs outstanding	31 December 2023	808,627,726
	31 December 2022	529,817,698
	31 December 2021	395,607,358

1 *Excluding directors, prescribed officers and their associates, as well as the employee share trust*

SIBANYE-STILLWATER
NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS **2023** 66

Ownership summary at 31 December 2023 – top 10 shareholders Rank Investor Current combined holding of shares in issue % of shares in issue 1 Public Investment Corporation (PIC)1 488,960,260 17.27 2 Allan Gray Proprietary Limited1 181,546,600 6.41 3 Lingotto Investment Management, LLP1 157,104,510 5.55 4 BlackRock Inc 132,257,343 4.67 5 The Vanguard Group Inc 116,255,464 4.11 6 Barrow Hanley Mewhinney & Strauss LLC 56,126,106 1.98 7 State Street Global Advisors Ltd 55,458,376 1.96 8 Dimensional Fund Advisors 52,501,434 1.85 9 GIC Asset Management Pte Ltd 48,984,417 1.73 10 Grantham Mayo Van Otterloo & Co LLC 31,142,149 1.10 1 These are major shareholders in line with the JSE listing requirements 8.63(e) Registered shareholder spread at 31 December 2023 Number of holders % of total shareholders Number of shares1 % of shares in issue2,3 1-1,000 shares 41,412 74.23 7,861,549 0.28 1,001-10,000 shares 11,419 20.47 36,335,999 1.28 10,001-100,000 shares 2,169 3.89 63,806,307 2.25 100,001-1,000,000 shares 618 1.11 196,112,499 6.93 1,000,001 shares and above 166 0.30 2,526,450,910 89.26 Total 55,784 100.00 2,830,567,264 100.00 1 As of 28 March 2024, the issued share capital of Sibanye-Stillwater consisted of 2,830,567,264 ordinary shares 2 Figures may not add due to rounding 3 To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater Public and non-public shareholdings at 31 December 2023 Shareholder type Number of holders % of total shareholders Number of shares % of shares in issue Non-public shareholders 21 0.04 26,927,419 0.95 Directors and associates 10 0.02 5,431,869 0.19 Prescribed Officers and associates 5 0.01 2,261,795 0.08 Share trust1 6 0.01 19,233,755 0.68 Public shareholders 55,763 99.96 2,803,639,845 99.05 Total 55,784 100.00 2,830,567,264 100.00 1 Included in the number of non-public shareholders for the Share trust are trustees who are beneficiaries of this trust Foreign custodian holdings of 5% or more at 31 December 2023 Number of shares % of issued capital Bank of New York Mellon (ADS programme sponsor) 808,627,726 28.57 State Street Bank & Trust Co. 249,987,825 8.83 JPMorgan Chase & Co. 180,933,255 6.39 OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION SHAREHOLDER INFORMATION continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 67 'b G < > - The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye- Stillwater’s management, between 2021 and 2023. Investment management shareholdings 5% or more at 31 December1 Government Employees Pension Fund (PIC)2 488,960,260 17.27 433,088,187 15.30 422,136,705 15.03 Allan Gray Proprietary Limited 181,546,600 6.41 195,293,037 6.90 167,557,050 5.97 Lingotto Investment Management LLP 157,104,510 5.55 — — — — BlackRock Inc 132,257,343 4.67 153,391,012 5.42 150,428,228 5.36 2023 2022 2021 Number of shares % of shares in issue Number of shares % of shares issue Number of shares Number of shares 1 A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye- Stillwater as of 28 March 2024 is set forth below: Number of shares % of shares in issue Government Employees Pension Fund (PIC)2 456,893,539 16.14 Lingotto Investment Management, LLP 166,601,617 5.89 Allan Gray Proprietary Limited 161,142,854 5.69 2 This represents funds managed by the PIC as an investment fund manager, which holds the majority of its shares on behalf of the Government Employees Pension Fund Beneficial shareholdings of 5% or more at 31 December1 2023 2022 2021 Number of shares % Number of shares % Number of shares % Government Employees Pension Fund (PIC)2 495,015,046 17.49 503,471,582 17.79 498,129,067 17.72 1 A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, beneficial holdings of 5% or more of the issued share capital of Sibanye-Stillwater as of 28 March 2024 is set forth below: Number of shares % of shares in issue Government Employees Pension Fund (PIC)2 457,296,800 16.16 2 This is the aggregate shareholding for the Government Employees Pension Fund the majority of which is managed by the Public Investment Corporation (PIC) Sibanye-Stillwater’s ordinary shares are subject to dilution as a result of any non-pre-emptive share issuance, including, issues of shares by the Board in compliance with B-BBEE legislation or in connection with acquisitions. Sibanye-Stillwater (through its wholly-owned subsidiary Stillwater Mining Company LLC) launched an offering of US$500 million senior, unsecured, guaranteed bonds, due in November 2028 which, subject to approval by a general meeting of Sibanye-Stillwater shareholders, will be convertible into ordinary shares of Sibanye-Stillwater, thus resulting in dilution. The principal non-United States trading market for the ordinary shares of Sibanye-Stillwater is the JSE Limited, on which they trade under the symbol “SSW”. Sibanye-Stillwater’s American depositary shares (ADSs) trade in the United States on the NYSE under the symbol “SBSW”. The ADSs are issued by the Bank of New York Mellon (BNYM) as depositary under the ADS program. Each ADS represents four ordinary shares. No public takeover offers by third parties have been made in respect of Sibanye-Stillwater’s shares or by Sibanye-Stillwater in respect of other companies’ shares during the last and current fiscal year, other than Sibanye-Stillwater's public takeover offer for New Century Resources Limited. See – Consolidated financial statements – Notes to the summarised consolidated financial statements – Note 11.1: Century Business Combination. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION SHAREHOLDER INFORMATION continued SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 68 'b G < > - Forward looking statements The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, "goal", "vision", “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe, Australia and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change; being subject to, and the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; the ability of Sibanye-Stillwater to meet its decarbonisation targets, including by diversifying its energy mix with renewable energy projects; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye- Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, including global pandemics. Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2022 Integrated report and the Annual financial report for the fiscal year ended 31 December 2023 on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors. Non-IFRS1 measures The information contained in this report may contain certain non-IFRS measures, including among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors. 1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) Websites References in this report to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report. OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION DISCLAIMER SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 69 'b G < > - SIBANYE STILLWATER LIMITED (SIBANYE-STILLWATER) Incorporated in the Republic of South Africa Registration number 2014/243852/06 Share code: SSW and SBSW Issuer code: SSW ISIN: ZAE000259701 LISTINGS JSE: SSW NYSE: SBSW WEBSITE www.sibanyestillwater.com REGISTERED AND CORPORATE OFFICE Constantia Office Park Bridgeview House, Building 11, Ground floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709 South Africa Private Bag X5 Westonaria 1780 South Africa Tel: +27 11 278 9600 Fax: +27 11 278 9863 COMPANY SECRETARY Lerato Matlosa Email: lerato.matlosa@sibanyestillwater.com DIRECTORS Dr Vincent Maphai* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Dr Elaine Dorward-King* Harry Kenyon-Slaney* ^ Jeremiah Vilakazi* Keith Rayner* Nkosemntu Nika* Philippe Boisseau** Richard Menell*# Sindiswa Zilwa* Susan van der Merwe* Timothy Cumming* * Independent non-executive ^ Appointed as lead independent director 1 January 2024 # Resigned as lead independent director 1 January 2024 ** Appointed as independent non-executive director 8 April 2024 INVESTOR ENQUIRIES James Wellsted Executive Vice President: Investor Relations and Corporate Affairs Mobile: +27 83 453 4014 Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com JSE SPONSOR JP Morgan Equities South Africa Proprietary Limited Registration number 1995/011815/07 1 Fricker Road, Illovo Johannesburg 2196 South Africa Private Bag X9936 Sandton 2146 South Africa AUDITORS Ernst & Young Inc (EY) 102 Rivonia Road Sandton 2196 South Africa Private Bag X14 Sandton 2146 South Africa Tel: +27 11 772 3000 AMERICAN DEPOSITARY RECEIPTS TRANSFER AGENT BNY Mellon Shareowner Correspondence (ADSs) Mailing address of agent: Computershare PO Box 43078 Providence, RI 02940-3078 Overnight/certified/registered delivery: Computershare 150 Royall Street, Suite 101 Canton, MA 02021 US toll free: + 1 888 269 2377 Tel: +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Tatyana Vesselovskaya Relationship Manager - BNY Mellon Depositary Receipts Email: tatyana.vesselovskaya@bnymellon.com TRANSFER SECRETARIES SOUTH AFRICA Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196 PO Box 61051 Marshalltown 2107 South Africa Tel: +27 11 370 5000 Fax: +27 11 688 5248 OUR BUSINESS AND LEADERSHIP SUMMARISED FINANCIAL STATEMENTS NOTICE OF ANNUAL GENERAL MEETING ANCILLARY INFORMATION ADMINISTRATION AND CORPORATE INFORMATION SIBANYE-STILLWATER NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS 2023 70 'b G < > -